   As filed with the Securities and Exchange Commission on October 6, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 2

                                       TO

                                    FORM 10

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES

                     Pursuant to Section 12(b) or 12(g) of
                      the Securities Exchange Act of 1934

                               ----------------

                           CIRCOR International, Inc.
             (Exact name of registrant as specified in its charter)

                  Delaware                                       04-3477276
                  --------                                       ----------
       (State or other jurisdiction of                        (I.R.S. Employer
       incorporation or organization)                       Identification No.)

                               35 Corporate Drive
                        Burlington, Massachusetts 01803
                                 (781) 273-6268
                                 ------------
                       (Address, including zip code, and
                          telephone number, including
                          area code, of the principal
                      executive offices of the registrant)
       Securities to be registered pursuant to Section 12(b) of the Act:

             Title of Each Class                       Name of Each Exchange on Which
             to be so Registered                       Each Class is to be Registered
             -------------------                       ------------------------------
   Common Stock, par value $.01 per share                 New York Stock Exchange

         Securities to be registered pursuant to Section 12(g) of the Act:

                                       None

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           CIRCOR International, Inc.

                 INFORMATION INCLUDED IN INFORMATION STATEMENT

              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

ITEM
NO.   ITEM CAPTION                       LOCATION IN INFORMATION STATEMENT
----  ------------                       ---------------------------------
 1.   Business ........................  "Summary;" "Management's Discussion and Analysis
                                         of Financial Condition and Results of
                                         Operations" and "Business."
 2.   Financial Information............  "Summary;" "Pro Forma Combined Financial
                                         Information;" "Selected Financial Data" and
                                         "Management's Discussion and Analysis of
                                         Financial Condition and Results of Operations."
 3.   Properties.......................  "Business."
 4.   Security Ownership of Certain
       Beneficial Owners and             "Security Ownership of CIRCOR Common Stock By
       Management......................  Certain Beneficial Owners, Directors and
                                         Executive Officers of CIRCOR."
 5.   Directors and Executive            "Management" and "Description of Capital Stock--
      Officers.........................  Certain Provisions of Certificate of
                                         Incorporation and
                                         By-laws."
 6.   Executive Compensation...........  "Management."
 7.   Certain Relationships and Related
       Transactions....................  "Summary;" "Relationship Between CIRCOR and
                                         Watts" and "Certain Relationships and Related
                                         Transactions."
 8.   Legal Proceedings................  "Business."
 9.   Market Price of and Dividends on
       the Registrant's Common Equity
       and Related Shareholder           "Summary;" "The Distribution" and "Dividend
       Matters.........................  Policy."
10.   Recent Sales of Unregistered
       Securities......................  Not Applicable.
11.   Description of Registrant's
       Securities to be Registered.....  "Description of Capital Stock."
12.   Indemnification of Directors and
       Officers........................  "Description of Capital Stock--Certain
                                         Provisions of Certificate of Incorporation and
                                         By-laws."
13.   Financial Statements and
       Supplementary Data..............  "Summary;" "Pro Forma Combined Financial
                                         Information;" "Selected Financial Data;"
                                         "Management's Discussion and Analysis of
                                         Financial Condition and Results of Operations"
                                         and "Index to CIRCOR Combined Financial
                                         Statements."
14.   Changes in and Disagreements with
       Accountants on Accounting and
       Financial Disclosure............  Not Applicable.
15.   Financial Statements and           "Combined Financial Statements" and "Exhibit
      Exhibits.........................  List."

                                            815 Chestnut St., North Andover,
                                            MA 01845-609_______________USA8

                                            Tel. (978) 688-181___Fax1(978) 688-
                                                                      5841
                                 [Watts logo]

-------------------------------------------------------------------------------

Chairman & Chief Executive Officer

                             October 6, 1999

Dear Shareholder:

  I am pleased to inform you that the Board of Directors of Watts Industries, Inc. has approved a distribution to our shareholders of all of the outstanding shares of common stock of CIRCOR International, Inc. The stock distribution will be made to holders of record of Watts stock as of October 6, 1999. You will receive one share of CIRCOR common stock for every two shares of Watts common stock you hold on such date. The IRS has ruled that the distribution will generally be tax-free, however, you should refer to pages 6-7 for a detailed review of the tax consequences of the distribution.

  Following completion of the distribution, CIRCOR and its affiliates will own and operate all of the businesses which presently comprise Watts' instrumentation and fluid regulation and petrochemical businesses (formerly known as the industrial, oil and gas businesses). David A. Bloss, Sr., Watts' current President and Chief Operating Officer, who has been with us for six years, will be the Chairman, Chief Executive Officer and President of CIRCOR.

  Your Board of Directors believes that the distribution will enable Watts and CIRCOR to focus their respective management teams on enhancing each company's competitive position in its respective industries with a view towards increasing the value of each of its businesses, thereby producing greater total shareholder value over the long term. In reaching this conclusion, Watts' Board of Directors and management considered that, among other things, as a result of these transactions, CIRCOR will be better able to raise equity capital in the financial markets to fund its plan for future growth, reduce debt incurred as well as obtain working capital for its future growth strategies. This transaction will also allow Watts to focus on its own business plan for enhancing shareholder value in its plumbing and heating and water quality businesses.

  The enclosed Information Statement explains the proposed distribution in greater detail and provides financial and other important information regarding CIRCOR. We urge you to read it carefully. Holders of Watts stock are not required to take any action to participate in the distribution. A shareholder vote is not required in connection with this matter and, accordingly, your proxy is not being sought.

  We are enthusiastic about the distribution and look forward to the future success of Watts and CIRCOR as highly focused, independent publicly traded companies.

                                          Sincerely,

[Signature of Timothy P. Horne appears here]
                                          Timothy P. Horne
                                          Chairman and Chief Executive Officer

         Watts Regulator Over 120 Years of Leadership Since 1874

 Water Quality Valves [_] Water Safety & Flow Control Valves [_] Steam Valves
                [_] Industrial Valves [_] Oil & Gas Valves

                                 [Circor logo]

                                                     35 Corporate Drive

                                                     Burlington, Massachusetts
                                                     01803

                                                     Tel: 781-273-6266

                                                     David A. Bloss, Sr.

                                                     Chairman, President, and
                                                     CEO

                             October 6, 1999

Dear Shareholder:

  I am very pleased that you will soon be a shareholder of CIRCOR
International, Inc. As we approach the stock distribution date, I would like to take this opportunity to briefly introduce you to your new company and to convey the commitment of all CIRCOR employees to build an exciting and rewarding enterprise worthy of your investment.

  As further described in this document, CIRCOR has been established to operate the former industrial, oil and gas product lines of Watts Industries, Inc. In this respect, CIRCOR is a new company. However, its underlying businesses have long histories with well recognized brand names in each of the markets they serve. The formation of CIRCOR creates a unique business entity that supplies valves and related products and services to original equipment manufacturers, petrochemical and industrial processors, the military, utilities and others who rely on fluid control to accomplish their missions. CIRCOR's products enable them and their customers to use fluids safely and efficiently. Our objective is to create a diversified international fluid-control company with exceptional growth prospects. Our strategy will be to use internal product development and acquisitions to enhance our core competencies, thereby enabling us to address more customer application needs than our competitors.

  I believe that CIRCOR, as an independent company, will be better able to effectively focus on the needs of its customers and to manage its business by more closely aligning management objectives to fewer and a less diversified mix of businesses. Given the competitive environment in the industry and the accelerated rate of change in the global markets we serve, our success will depend on our ability to focus on our specific industry and the unique needs of our customers.

  We expect that before the distribution, the New York Stock Exchange will approve shares of CIRCOR common stock for listing under the symbol "CIR," subject to official notice of issuance.

  CIRCOR's Board of Directors, management and employees are excited about our future as an independent company and look forward to your participation in our success.

                               Sincerely,

[Signature of David A. Bloss, Sr. appears here]
                               David A. Bloss, Sr.
                               Chairman of the Board, Chief Executive Officer and President

                             INFORMATION STATEMENT


                          CIRCOR International, Inc.
[Circor logo]                    Common Stock
                           Par Value $0.01 per Share

  This information statement relates to the distribution of 100% of the common stock of CIRCOR International, Inc. ("CIRCOR") by Watts Industries, Inc. ("Watts"). Watts will make the distribution to record holders of Watts class A and class B common stock as of October 6, 1999. In the distribution, Watts shareholders will receive one share of CIRCOR common stock for every two shares of Watts common stock that they hold on that date. If you are a record holder of Watts common stock on October 6, 1999, you will receive your CIRCOR common shares automatically. You do not need to take any further action. Currently, we expect the distribution to occur on or about October 18, 1999.

                               ----------------

  We currently expect that before the distribution, the New York Stock Exchange will approve shares of CIRCOR common stock for listing under the symbol "CIR," subject to official notice of issuance, although we cannot guarantee that the New York Stock Exchange will approve such shares for listing.

                               ----------------

  IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS AFFECTING CIRCOR'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND THE VALUE OF ITS COMMON SHARES THAT THIS DOCUMENT DESCRIBES IN DETAIL UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE ONE.

                               ----------------

  SHAREHOLDER APPROVAL IS NOT REQUIRED FOR THE DISTRIBUTION OR ANY OF THE OTHER TRANSACTIONS THAT THIS DOCUMENT DESCRIBES. WE ARE NOT ASKING YOU FOR A PROXY AND WE REQUEST THAT YOU NOT SEND US ONE.

  THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THIS DOCUMENT IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

    The date of this document is October 6, 1999, and we first mailed this document

                to CIRCOR shareholders on October 7, 1999.

                               TABLE OF CONTENTS

                                                                          Page
QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION............................. (ii)

SUMMARY.................................................................. (vi)

RISK FACTORS.............................................................    1

THE DISTRIBUTION.........................................................    5

RELATIONSHIP BETWEEN CIRCOR AND WATTS....................................    8

CAPITALIZATION...........................................................   10

DIVIDEND POLICY..........................................................   10

PRO FORMA COMBINED FINANCIAL INFORMATION.................................   11

SELECTED FINANCIAL DATA..................................................   13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS...........................................................   14

DESCRIPTION OF FINANCINGS................................................   20

BUSINESS.................................................................   21

MANAGEMENT...............................................................   31

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................   44

SECURITY OWNERSHIP OF CIRCOR COMMON STOCK BY CERTAIN BENEFICIAL OWNERS,
 DIRECTORS AND EXECUTIVE OFFICERS OF CIRCOR..............................   45

DESCRIPTION OF CAPITAL STOCK.............................................   47

WHERE TO FIND ADDITIONAL INFORMATION.....................................   51

INDEX TO CIRCOR INTERNATIONAL, INC. COMBINED FINANCIAL STATEMENTS........  F-1

INDEPENDENT AUDITORS' REPORT.............................................  F-2

                                      (i)

                  QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

  The following questions and answers highlight important information about the distribution. For a more complete description of the terms of the distribution, please read this entire document and the other materials to which it refers.

Q:WHAT IS THE DISTRIBUTION?

A: Watts Industries, Inc., which has consisted of two principal businesses, (i) plumbing & heating and water quality, and (ii) industrial, oil and gas, has created a new company called CIRCOR International, Inc., which will operate all of the industrial, oil and gas product lines after the distribution. References to CIRCOR in this document will include the historical activities of Watts' industrial, oil and gas product lines.

Q: WHAT WILL HAPPEN IN THE DISTRIBUTION?

A: Watts will distribute all of the outstanding common stock of CIRCOR to Watts shareholders of record as of October 6, 1999 (this date is sometimes referred to as the "record date"). On October 18, 1999, Watts will issue all of the common stock of CIRCOR in a tax-free distribution to Watts' shareholders on a pro-rata basis. CIRCOR will then begin to operate as a separate, independent public company. Upon completion of the distribution, you will own shares in two separately traded public companies, Watts Industries, Inc. and CIRCOR International, Inc.

Q: WHAT WILL CIRCOR AND WATTS LOOK LIKE AFTER THE DISTRIBUTION?

A: CIRCOR will primarily consist of the Instrumentation and Fluid Regulation
   Products Group (Aerodyne Controls, Atkomatic Valve, Circle Seal Controls, Inc., Go Regulator, Inc., Hoke, Inc., Leslie Controls, Inc., Nicholson Steam Trap and Spence Engineering Company, Inc.) and the Petrochemical Products Group (Contromatics Industrial Products, Eagle Check Valve, KF Industries, Inc., Pibiviesse SpA, Suzhou Watts Valve Co., Ltd., SSI Equipment Inc. and Telford Valve and Specialities, Inc.).

  Watts' companies will primarily consist of its flagship subsidiary Watts Regulator Company, as well as Ames Company, Inc., Anderson-Barrows Metals Corporation, Tianjin Tanggu Watts Valve Co. Ltd., Watts Brass & Tubular, Watts Drainage Products, Inc., Watts Industries (Canada), Inc. and Watts Industries Europe B.V. and its subsidiaries.

Q: WHAT ARE CIRCOR's KEY OBJECTIVES?

A: We intend to continue to build market positions in the global fluid-control industry through acquisitions and internal product development in order to capitalize on integration opportunities; expand our product offerings; diversify our product offerings into a variety of fluid-control industries and markets and expand our geographic coverage. These objectives are discussed in greater detail in "Business."

Q: WHAT WILL I RECEIVE IN THE DISTRIBUTION?

A: You will receive one share of CIRCOR common stock for every two shares of Watts common stock, either class A or class B, that you own of record on October 6, 1999, the record date for the distribution. CIRCOR will have only one class of stock entitled to one vote per share. After the distribution, you will also continue to own your shares of Watts common stock.

Q: WHAT ABOUT FRACTIONAL SHARES?

A: Watts will pay cash in lieu of distributing fractional shares. Shortly after the distribution date, the distribution agent will aggregate and sell all fractional shares and distribute the net proceeds of those sales to shareholders in accordance with their fractional share interests. No interest will be paid on any cash distributed in lieu of fractional shares.

                                      (ii)

Q: WHAT DO I HAVE TO DO TO PARTICIPATE IN THE DISTRIBUTION?

A: Nothing. No proxy or vote is necessary for the distribution or the other transactions described in this document to occur. You do not need to, and should not, mail in any certificates of Watts common stock to receive shares of CIRCOR common stock in the distribution.

Q: HOW WILL WATTS DISTRIBUTE CIRCOR COMMON STOCK TO ME?

A: If you are a record holder of Watts class A or class B common stock as of the close of business on the record date, Watts' distribution agent will automatically credit your shares of CIRCOR common stock to a book-entry account established to hold your CIRCOR common stock. This credit will occur on or around October 18, 1999. At that time, the distribution agent will mail you a statement of your CIRCOR common stock ownership. Following the distribution, you may retain your shares of CIRCOR common stock in your book-entry account, sell them or transfer them to a brokerage or other account.

  You will not receive new CIRCOR stock certificates in the distribution. However, if you wish, you may request a physical stock certificate for your shares after you receive your statement of CIRCOR common stock ownership. The statement will contain instructions on how to do this.

Q: WHAT IF I HOLD MY SHARES OF WATTS COMMON STOCK THROUGH MY STOCKBROKER, BANK
   OR OTHER NOMINEE?

A: If you hold your shares of Watts common stock through your stockbroker, bank or other nominee, your receipt of CIRCOR common stock depends on your arrangements with the broker, bank or nominee that holds your shares of Watts common stock for you. CIRCOR anticipates that stockbrokers and banks will credit their customers' accounts with CIRCOR common stock on or about October 18, 1999, but you should confirm that with your stockbroker, bank or other nominee.

  After the distribution, you may instruct your stockbroker, bank or other nominee to transfer your shares of CIRCOR common stock into your own name to be held in book-entry form through the direct registration system operated by the distribution agent.

Q: ON WHICH EXCHANGE WILL SHARES OF CIRCOR COMMON STOCK TRADE?

A: CIRCOR currently expects that shares of its common stock will trade on the New York Stock Exchange. Before the distribution, CIRCOR expects that the New York Stock Exchange will approve shares of CIRCOR common stock for listing under the symbol "CIR," subject to official notice of issuance. We cannot guarantee, however, that the New York Stock Exchange will approve the shares for listing.

Q: WHEN WILL I BE ABLE TO BUY AND SELL CIRCOR COMMON STOCK?

A: Regular trading in CIRCOR common stock will begin on the New York Stock
   Exchange, if the shares are approved for listing, on or about the distribution date of October 18, 1999. However, "when-issued" trading for CIRCOR common stock may develop before the distribution date.

  "When-issued" trading means that you may trade CIRCOR common shares before the distribution date. "When-issued" trading reflects the value at which the market expects the CIRCOR common shares to trade after the distribution.

  If "when-issued" trading develops in CIRCOR common shares, you may buy and sell those shares before the distribution date. None of these trades will settle, however, until after the distribution date, when regular trading in CIRCOR common stock has begun. If the distribution does not occur, all "when-issued" trading will be null and void. If "when-issued" trading in CIRCOR common stock occurs, the symbol on the New York Stock Exchange will be "CIRwi."

                                     (iii)

Q: WHAT WILL HAPPEN TO THE LISTING OF WATTS COMMON STOCK ON THE NEW YORK STOCK
   EXCHANGE AFTER THE DISTRIBUTION?

A: Following the distribution, The New York Stock Exchange will continue to list the Watts common stock under the symbol "WTS." You will not receive new share certificates for Watts common stock, nor will the distribution change the number of Watts common shares that you own.

Q: HOW WILL I BE ABLE TO BUY AND SELL WATTS COMMON STOCK BEFORE THE
   DISTRIBUTION DATE?

A: Watts expects that its common stock will continue to trade on a regular basis through the distribution date under the current symbol "WTS." Any shares of Watts common stock sold on a regular basis in the period between the date that is two days before the record date and the distribution date (i.e., between October 4 and October 18, 1999) will be accompanied by an attached "due bill" representing CIRCOR common stock to be distributed in the distribution.

  Additionally, "ex-distribution" trading for Watts common stock may develop after the record date but before the distribution date. "Ex-distribution" trading means that you may trade Watts common shares before the completion of the distribution, but on a basis that reflects the value at which the market expects the Watts common shares to trade after the distribution.

  If "ex-distribution" trading develops in Watts common shares, you may buy and sell those shares before the distribution date on the New York Stock Exchange under the symbol "WTSwi." None of these trades, however, will settle until after the distribution date, when regular trading in CIRCOR common stock has begun. If the distribution does not occur, all "ex-distribution" trading will be null and void.

Q: HOW WILL THIS AFFECT MY DIVIDENDS?

A: After the distribution, the boards of directors of each of CIRCOR and Watts will be responsible for determining their respective companies' dividend policies. While CIRCOR currently intends to pay cash dividends as a proportion of earnings similar to that historically paid by Watts, payments of dividends will necessarily depend on the CIRCOR Board of Directors' assessment of CIRCOR's earnings, financial condition, capital requirements and other factors, including restrictions, if any, imposed by CIRCOR's lenders.

  For its fiscal year ended June 30, 1999, Watts paid a regular cash dividend at the annual rate of $0.35 per share of its common stock. While Watts currently intends to pay cash dividends as a proportion of earnings similar to that historically paid by Watts, payments of dividends will necessarily depend on the Watts Board of Directors' assessment of Watts' earnings after the distribution, financial condition, capital requirements and other factors, including restrictions, if any, imposed by Watts' lenders.

Q: WILL I BE SUBJECT TO UNITED STATES INCOME TAXES AS A RESULT OF THE
   DISTRIBUTION?

A: Watts has received a ruling from the IRS to the effect that, for United
   States federal income tax purposes, your receipt of CIRCOR common stock in the distribution will be tax-free to you. However, you will be taxed on gain attributable to cash that you receive in the distribution instead of a fractional share of CIRCOR common stock. The ruling does not address the state, local or foreign tax consequences of the distribution that may be applicable to you. You should consult your tax advisor as to the particular tax consequences of the distribution to you.

                                      (iv)

Q: WHAT WILL BE THE RELATIONSHIP BETWEEN WATTS AND CIRCOR AFTER THE
   DISTRIBUTION?

A: Watts and CIRCOR will be separate, publicly owned companies. After the distribution, Watts will not own any of CIRCOR's common stock. After the distribution, two of CIRCOR's five initial directors will also be Watts directors. For further information on common ownership of stock in Watts and CIRCOR following the distribution, see page 44 of this document.

  In connection with the distribution, Watts and CIRCOR are entering into agreements regarding supply and licensing arrangements, tax sharing arrangements, benefits and indemnification matters. This document describes these agreements in detail on pages 8-10.

Q: HOW WILL CIRCOR FINANCE ITS ACTIVITIES AFTER THE DISTRIBUTION?

A: Concurrent with the distribution, CIRCOR will enter into a $75 million revolving credit facility. Concurrent with or shortly after the distribution, CIRCOR will sell between $65 million and $75 million of senior unsecured notes to institutional investors in a private placement. On the distribution date, CIRCOR will pay off approximately $97 million of debt assumed by CIRCOR from Watts. If the senior notes offering closes on or before the distribution date, then CIRCOR will pay off the assumed debt with the net proceeds of the notes offering, approximately $7 million of cash, and between $15 million and $25 million from the credit facility. If the senior notes offering does not close by the distribution date, then CIRCOR will pay off the assumed debt with funds from the credit facility, an additional $35 million bridge loan from ING (U.S.) Capital LLC, and approximately $7 million of cash. In that case, CIRCOR will use the net proceeds of the senior notes offering to pay off the bridge loan and pay down the credit facility. In addition, to fulfill representations made to the Internal Revenue Service as part of the request for tax-free treatment of the distribution, CIRCOR intends to engage in a public offering of approximately $35 million of its common stock within one year after the distribution. The timing, completion and size of any public offering will be subject to market conditions.

Q: WHOM SHOULD I CALL WITH QUESTIONS ABOUT THE DISTRIBUTION?

A: Before the distribution, shareholders of Watts with inquiries relating to the distribution should contact:

                      Watts Investor Relations Department
                              815 Chestnut Street
                    North Andover, Massachusetts 01845-6098
                           Telephone: (978) 688-1811

  After the distribution, shareholders of CIRCOR with inquiries relating to their investment in CIRCOR common stock should contact:

                      CIRCOR Investor Relations Department
                               35 Corporate Drive
                        Burlington, Massachusetts 01803
                           Telephone: (781) 273-6268

  The agent responsible for the distribution of CIRCOR common stock in the distribution and acting as transfer agent and registrar for CIRCOR common stock after the distribution is:

                                BankBoston, N.A.
                                 c/o EquiServe
                               150 Royall Street
                                Canton, MA 02021
                           Telephone: (781) 575-3010

                                      (v)

                                    SUMMARY

  The following is a brief summary of the matters that this document addresses. This summary does not contain all of the information that may be important to you. For a more complete description of the distribution, you should read this entire document and the other materials to which it refers.

                                     CIRCOR

  CIRCOR was incorporated under the laws of Delaware on July 1, 1999. Our principal executive offices are located at 35 Corporate Drive, Burlington, Massachusetts 01803, and our telephone number is (781) 273-6268.

  Our objective is to create a diversified, international fluid-control company. Our key strategies will be to:

     .  Continue to build market positions through acquisitions;

     .  Capitalize on integration opportunities;

     .  Expand our product offerings through internal product development;

     .  Diversify into a variety of fluid-control industries and markets; and

     .  Expand our geographic coverage.

                                THE DISTRIBUTION

  The following is a brief summary of the principal terms of the distribution.

Primary Purposes of the       The Board of Directors and management of Watts
Distribution                  have concluded that separation of the plumbing &
                              heating and water quality businesses and the instrumentation and fluid regulation and petrochemical businesses by means of the distribution is in the best interests of Watts, CIRCOR and Watts' shareholders. In reaching this conclusion, Watts' Board of Directors and management considered that, among other things, as a result of these transactions:

                              . CIRCOR will be better able to raise equity capital in the financial markets to fund its plan for future growth in order to expand its market positions in the instrumentation and fluid regulation and petrochemical industries; and

                              . Watts' plumbing & heating and water quality businesses and CIRCOR's instrumentation and fluid regulation and petrochemical businesses will be better able to respond to opportunities and challenges in their respective industries and thereby achieve their full potential under separate ownership;

                              . management of Watts and CIRCOR will be able to focus on their respective businesses;

                              .  CIRCOR will be able to offer employee
                                 incentives that are more directly linked to the performance of the instrumentation and fluid regulation and petrochemical businesses so that these incentives are better aligned with the interests of CIRCOR shareholders; and

                              . investors and financial markets will be better able to understand and evaluate the respective businesses of Watts and CIRCOR.

                                      (vi)

Securities to be Distributed  All of the outstanding shares of CIRCOR common stock will be distributed to Watts shareholders of record as of October 6, 1999. Based on the number of shares of Watts common stock outstanding as of September 10, 1999 and the distribution ratio of one CIRCOR common share for every two Watts class A or class B common shares, Watts will distribute approximately 13,228,877 shares of CIRCOR common stock to Watts shareholders. After the distribution, CIRCOR will have approximately 193 shareholders of record.

Distribution Ratio            You will receive one share of CIRCOR common stock
                              for every two shares of Watts common stock, either class A or class B, that you own as of the close of business on October 6, 1999.

Record Date                   October 6, 1999.

Distribution Date             October 18, 1999. On the distribution date,
                              Watts' distribution agent will credit the shares of CIRCOR common stock that you will receive in the distribution to your new book-entry account or to your stockbroker, bank or other nominee if you are not a registered shareholder of record.

Distribution Agent            Watts has appointed BankBoston, N.A., as its
                              distribution agent for the distribution.

Trading Market and Symbol     There has been no trading market for CIRCOR
                              common stock. We expect that a "when-issued" trading market will develop before the distribution date. We also anticipate that, before the distribution, the New York Stock
                              Exchange will approve our common stock for listing under the symbol "CIR," subject to official notice of issuance, although we cannot guarantee that the New York Stock Exchange will approve the shares for listing.

Federal Income Tax Consequences
                              Watts has received a ruling from the IRS to the effect that, for federal income tax purposes, the distribution of CIRCOR common stock will be tax-free to Watts and its shareholders. However, you will be taxed on any gain attributable to cash you receive instead of a fractional CIRCOR common share in the distribution. For a detailed review of the tax consequences of the distribution, see pages 6-7 of this document.

Risk Factors                  For a discussion of factors which may affect our
                              financial condition and results of operation and/or the value of our common stock, you should carefully consider the matters discussed under the section of this document entitled "Risk
                              Factors."

Fractional Share Treatment    Watts will pay cash in lieu of distributing
                              fractional shares. Shortly after the distribution date, the distribution agent will aggregate and sell all fractional shares and distribute the net proceeds of those sales to shareholders in accordance with their fractional share interests.
                              No interest will be paid on any cash distributed in lieu of fractional shares.

Relationship with Watts After the Distribution
                              We have entered into a distribution agreement with Watts. We will also enter into other short-term arrangements with Watts on or before the distribution date. This document describes these agreements on pages 8-10.

                                     (vii)

                       SELECTED HISTORICAL FINANCIAL DATA

  On December 15, 1998 Watts announced that it intended to complete the distribution and began to report the results of CIRCOR as discontinued operations as of January 1, 1999, and accordingly has restated its historical financial statements to conform with this presentation. For comparison purposes, based upon prior presentations before this change in reporting, Watts' fiscal year ended June 30, 1999 combined revenues would have been $796.1 million and Watts' June 30, 1999 total assets would have been $841.7 million. During the following fiscal years, based upon prior presentations before the change in reporting, CIRCOR and Watts results represented the following percentages of Watts' overall revenues and assets:

                                                           Fiscal Years Ended
                                                                June 30,
                                                        ------------------------
                                                        1999 1998 1997 1996 1995
                                                        ---- ---- ---- ---- ----
CIRCOR revenues........................................ 40%  39%  38%  36%  37%
Watts revenues......................................... 60%  61%  62%  64%  63%
CIRCOR total assets.................................... 43%  38%  34%  31%  31%
Watts total assets..................................... 57%  62%  66%  69%  69%

                                     (viii)

                        SUMMARY COMBINED FINANCIAL DATA

  We are providing you with the following summary financial information to highlight our selected financial information for your benefit.

  The selected combined historical financial data shown below is derived from the Combined Financial Statements of the Company. The combined operating results data set forth below for each of the fiscal years ended June 30, 1999, 1998 and 1997 and the combined balance sheet data as of June 30, 1999 and 1998 are derived from, and are qualified by reference to, the audited combined financial statements of CIRCOR included on pages F-3 to F-6, and should be read in conjunction with those financial statments and notes thereto. The combined operating results data set forth below for each of the fiscal years ended June 30, 1996 and 1995 and the combined balance sheet data as of June 30, 1997, 1996 and 1995 are derived from unaudited combined financial statements of CIRCOR not included herein. Per share data has not been presented because CIRCOR was wholly-owned by Watts during the periods presented below.

  The selected unaudited pro forma financial data set forth below are derived from the unaudited pro forma combined financial statements of CIRCOR at June 30, 1999 and for the year then ended set forth under the heading "Unaudited Pro Forma Combined Financial Statements" and give effect to the transactions described in that section of the document as if those transactions occurred, in the case of the pro forma balance sheet, on the date of the balance sheet and, in the case of the pro forma income statement, as of July 1, 1998.

  The combined historical financial data and pro forma financial data below may not necessarily reflect future results of operations or financial position of CIRCOR or what the results of operations or financial position of CIRCOR would actually have been had CIRCOR operated as an independent company during the periods shown.

CIRCOR International, Inc.
FIVE YEAR FINANCIAL SUMMARY
(in thousands)

                                       Fiscal Years Ended June 30,
                         ---------------------------------------------------------
                          Pro Forma
                            1999       1999     1998     1997   1996(1)     1995
                         ----------- -------- -------- -------- --------  --------
                         (Unaudited)
Selected Data
Net revenues............  $323,077   $323,077 $288,969 $274,716 $230,473  $216,052
Gross profit............   104,726    104,726   94,657   88,623   68,675    77,063
Operating income (loss)
 .......................    29,297     29,550   38,191   33,906  (23,469)   28,282
Net income (loss).......    12,011     12,510   22,425   19,614  (31,609)   14,837
Total assets............   362,370    362,370  256,914  212,727  202,956   216,112
Long term debt..........   112,070     22,404   12,776   12,891   13,645    16,273

(1) Fiscal 1996 includes an after tax charge of $48,304 related to: restructuring costs of $3,025; an impairment of long-lived assets of $38,462; other non-recurring charges of $3,875 principally for product liability costs, additional bad debt reserves and environmental remediation costs; and additional inventory valuation reserves of $2,942.

                                      (ix)

                                 RISK FACTORS

  In addition to the other information in this document, you should carefully review the following factors which may affect CIRCOR's financial condition or results of operations and/or the value of its common stock.

Our petrochemical business is cyclical.

  We have experienced and expect to continue to experience fluctuations in revenues and operating results due to economic and business cycles. One segment of our business, specifically the petrochemical business, is cyclical in nature as the worldwide demand for oil and gas fluctuates. When the worldwide demand for oil and gas is depressed, the demand for our products used in maintenance and repair of existing oil and gas applications, as well as exploration and new oil and gas project applications, is reduced. As a result, we have historically generated lower revenues in periods of declining demand for petrochemical products. Results of operations for any particular period therefore are not necessarily indicative of the results of operations for any future period. Future downturns in demand for petrochemical products could have a material adverse effect on our business, financial condition and results of operations. Similarly, although not to the same extent as the petrochemical markets, the aerospace, military and maritime markets have historically experienced cyclical fluctuations in demand which could also have a material adverse effect on our business, financial condition and results of operations.

Implementation of our acquisition strategy may not be successful.

  One of our strategies is to increase our revenues and the markets we serve through the acquisition of additional instrumentation and fluid regulation and petrochemical products companies. We expect to spend significant time and effort in expanding our existing businesses and identifying, completing and integrating acquisitions. We expect to face competition for acquisition candidates which may limit the number of acquisition opportunities available to us and may result in higher acquisition prices. We cannot be certain that we will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies into CIRCOR without substantial costs, delays or other problems. In addition, there can be no assurance that companies acquired in the future will achieve revenues and profitability that justify our investment in them. In addition, acquisitions may involve a number of special risks, including adverse short-term effects on our reported operating results, diversion of management's attention, loss of key personnel at acquired companies, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on our business, financial condition and results of operations.

Our efforts to develop and market new products may not be successful.

  We believe that to successfully implement our future growth strategy we must develop and market new products to respond to demand from the instrumentation and fluid regulation and petrochemical industries. The success of our new products depends on a number of factors, including our ability to develop products that will be useful to our customers and will respond to market trends in a timely manner. We cannot be certain that our efforts to develop new products will be successful or that our customers will accept our new products.

We face competition from other instrumentation, fluid regulation and petrochemical products companies.

  The domestic and international markets for fluid-control products are highly competitive. Some of our competitors have substantially greater financial, marketing, personnel and other resources than we do. We consider product quality and performance, price, distribution capabilities and breadth of product offerings to be the primary competitive factors in these markets. Our competitors with greater financial, marketing and other resources have the ability to increase competition for customer orders by significantly discounting the price of their products. In order to compete successfully in this market we may be required to offer similar discounting which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to continue operating successfully overseas or to successfully expand into new international markets.

  We derive a significant portion of our revenue from sales outside the United States. In addition, one of our key growth strategies is to market our products in international markets not currently served in Europe, Latin America and the Far East. We may not succeed in marketing, selling and distributing our products in these new markets. Moreover, conducting business outside the United States is subject to risks, including foreign currency exchange rate fluctuations, changes in regional, political or economic conditions, trade protection measures such as tariffs or import/export restrictions, and unexpected changes in regulatory requirements. One or more of these factors could prevent us from successfully expanding into new international markets and could also have a material adverse effect on our current international operations, which would adversely affect our financial condition and results of operations.

Prices of raw materials that we use may increase.

  We obtain our raw materials for the manufacture of our products from third-party suppliers, some of whom are international companies. We do not have contracts with many of these suppliers that require them to sell us the materials we need to manufacture our products. In the last few years, stainless steel, in particular, has increased in price as a result of increases in demand. While we have not historically experienced difficulties in obtaining the raw materials we require (including stainless steel), we cannot be certain that our suppliers will provide us with the raw materials we need in the quantities requested or at a price we are willing to pay. In the past we have been able to partially offset increases in the cost of raw materials by increased sales prices, an active materials management program and the diversity of materials used in our production processes. However, we cannot be certain that we will be able to accomplish this in the future. Since we do not control the actual production of these raw materials, we may be subject to delays caused by interruption in production of materials for reasons we cannot control. These include job actions or strikes by employees of suppliers, transportation interruptions and natural disasters or other catastrophic events. Our inability to obtain adequate supplies of raw materials for our products at favorable prices, or at all, could have a material adverse effect on our business, financial condition and results of operations.

The absence of a prior market for CIRCOR common stock and/or the sale of large amounts of CIRCOR's common stock after the distribution could result in significant fluctuation of the trading price for CIRCOR stock.

  There has been no prior trading market for CIRCOR common stock. Until the CIRCOR common stock is fully distributed and an orderly market develops, the trading prices for CIRCOR common stock may fluctuate. Prices for the CIRCOR common stock will be determined in the trading markets and may be influenced by many factors, including, among others, the depth and liquidity of the market for CIRCOR common stock, investor perceptions of CIRCOR, performance of the instrumentation and fluid regulation and petrochemical industries generally, quarter-to-quarter variations in our actual or anticipated financial results or those of other companies in the markets we serve and other general economic or market conditions. The CIRCOR common stock distributed to Watts shareholders in the distribution will be freely transferable under the Securities Act of 1933, as amended, except for securities received by persons who are affiliates of CIRCOR. The sale of a substantial number of shares of CIRCOR common stock after the distribution by shareholders could adversely affect the market price of the CIRCOR common stock.

We face risks from product liability lawsuits.

  CIRCOR, like other manufacturers and distributors of products designed to control and regulate fluids and chemicals, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury or business interruption to its customers. We may be subjected to various product liability claims, including, among others, that our products include inadequate or improper instructions for use or installation or inadequate warnings concerning the effects of the failure of our products. In addition, although we maintain strict quality controls and procedures, including the testing of raw materials and safety testing of selected finished products, we cannot be certain that our products will be completely free from defect. In addition, in certain cases, we rely on third-party manufacturers for our products or components of our products. With respect to product liability claims, we have resorted to liability insurance coverage. However, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost, or, if available, will be adequate to cover liabilities. We generally seek to obtain contractual indemnification from parties supplying raw materials or components for our products or manufacturing or marketing our products, and to be added as an additional insured party under such parties' insurance policies. Any such indemnification or insurance is limited by its terms and any such indemnification, as a practical matter, is limited to the creditworthiness of the indemnifying party. In the event that we do not have adequate insurance or contractual indemnification, product liabilities relating to our products could have a material adverse effect on our business, financial condition and results of operations.

We have no operating history as an independent company.

  We do not have an operating history as an independent public company and have historically relied on Watts for various financial, administrative and managerial expertise relevant to operating as an independent, public company. After the distribution, we will maintain our own lines of credit and banking relationships, perform our own administrative functions and employ senior executives, including the former President and Chief Operating Officer of Watts and other former executives of Watts, to manage CIRCOR. While we have been profitable as part of Watts, we cannot be certain that, as a stand-alone company, our future profits will be comparable to reported historical consolidated results before the distribution.

There may be conflicts of interest between CIRCOR and Watts.

  Conflicts of interest may arise between CIRCOR and Watts in a number of areas relating to their past and ongoing relationships, including tax and employee benefit matters and indemnity arrangements. Several of the current executive officers of CIRCOR are former executives of Watts. In addition, the Chief Executive Officer and Chairman of the Board of Watts, as well as another director of Watts, will serve on the Board of Directors of CIRCOR. These relationships may create conflicts of interest with respect to matters potentially or actually involving or affecting CIRCOR and Watts.

We may be responsible for certain historical liabilities in the event Watts and its affiliates are ultimately unable to satisfy such liabilities.

  Until the distribution occurs, we will be a member of Watts' consolidated group for federal income tax purposes. Each member of a consolidated group is liable for the federal income tax liability of the other members of the group, as well as for pension and benefit funding liabilities of the other group members. After the distribution, we will continue to be liable for these Watts' liabilities incurred for periods before the distribution.

  CIRCOR and Watts have entered into a distribution agreement which allocates tax, pension and benefit funding liabilities between Watts and CIRCOR. Under this agreement, Watts will generally retain the authority to file returns, respond to inquiries and conduct proceedings on CIRCOR's behalf with respect to consolidated tax returns for years beginning before the distribution. These arrangements may result in conflicts of interest among Watts and CIRCOR. In addition, if Watts is ultimately unable to satisfy its liabilities, CIRCOR could be responsible for satisfying them despite the distribution agreement.

The IRS may treat the distribution as taxable to Watts and its shareholders if undertakings made to the IRS are not complied with or if representations made to the IRS were inaccurate.

  Watts has received a ruling from the IRS to the effect that, for United States federal income tax purposes, the distribution will be tax-free to Watts and its shareholders. However, Watts shareholders will be taxed on gain attributable to cash received in lieu of fractional shares. In addition, Watts and its shareholders could be subject to a material amount of tax as a result of the distribution if Watts and CIRCOR do not comply with undertakings made to the IRS in connection with obtaining the ruling, or if representations made by Watts to the IRS in connection with obtaining the ruling are determined to be inaccurate. Under United States federal income tax law, Watts and CIRCOR would be jointly and severally liable for Watts' federal income taxes resulting from the distribution being taxable. For a description of the tax sharing provisions of the distribution agreement between Watts and CIRCOR, see "Relationship Between CIRCOR and Watts--Distribution Agreement," on page 8 of this document. For a detailed description of the tax consequences of the distribution, see "The Distribution--United States Federal Income Tax Consequences of the Distribution," on pages 6-7 of this document.

Voting control by our directors, executive officers and principal shareholders could delay or prevent a "change in control" of CIRCOR.

  After giving effect to the distribution, our directors and executive officers and their affiliates will beneficially own in the aggregate approximately 30% of the outstanding common stock of CIRCOR. This percentage ownership does not give effect to the exercise of options to purchase 787,318 shares of common stock to be granted to certain of these individuals, which, if exercised in whole or in part, will further concentrate ownership of the common stock. As a result, these shareholders, if they were to act together, could have the ability, as a practical matter, to significantly influence the outcome of the election of our directors and all other matters requiring approval by a majority of our shareholders including, in many cases, significant corporate transactions, such as mergers and sales of all or substantially all of our assets. Such concentration of ownership, together, in some cases, with certain provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and certain sections of the Delaware General Corporation Law, may have the effect of delaying or preventing a "change in control" of CIRCOR. Delaying or preventing a takeover of CIRCOR could result in shareholders of CIRCOR ultimately receiving less for their shares by deterring potential bidders for CIRCOR's stock or assets. For additional information about common stock ownership in Watts and CIRCOR following the distribution, see page 45 under the heading "Security Ownership of CIRCOR Common Stock by Certain Beneficial Owners, Directors and Executive Officers of CIRCOR."

Various restrictions and agreements could hinder a takeover of CIRCOR which is not supported by our Board of Directors or which is leveraged.

  Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, the Delaware General Corporation Law and our shareholder rights plan contain provisions that could delay or prevent a change in control of CIRCOR in a transaction that is not approved by our Board of Directors or that is on a leveraged basis or otherwise. These include provisions creating a staggered board, limiting the shareholders' powers to remove directors, and prohibiting shareholders from calling a special meeting or taking action by written consent in lieu of a shareholders' meeting. In addition, our Board of Directors has the authority, without further action by the shareholders, to set the terms of and to issue preferred stock. Issuing preferred stock could adversely affect the voting power of the owners of CIRCOR common stock, including the loss of voting control to others. Additionally, we are entering into a shareholder rights agreement providing for the issuance of rights that will cause substantial dilution to a person or group of persons that acquires 15% or more of the CIRCOR common shares unless the rights are redeemed. You can find more information on these provisions under the heading "Description of Capital Stock."

  Furthermore, for a period of two years following the distribution, the terms of the Distribution Agreement prohibit CIRCOR from engaging in any transaction that results in one or more persons acquiring a 50% or greater interest in CIRCOR unless CIRCOR obtains a supplemental ruling from the Internal Revenue Service or an opinion of legal counsel that the transaction will not adversely affect the qualification of the distribution as a tax-free transaction. See "Relationship Between CIRCOR and Watts--Distribution Agreement."

  Delaying or preventing a takeover of CIRCOR could result in shareholders of CIRCOR ultimately receiving less for their shares by deterring potential bidders for CIRCOR's stock or assets.

Year 2000 Compliance.

  The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize using "00" as the year 1900 rather than the year 2000. If we and/or third parties on which we rely do not successfully update computer systems to avoid this issue, we and/or third parties upon which we rely could experience system failures or miscalculations and, as a result, disruptions in operations.

  We initiated our Year 2000 compliance program in fiscal 1997 and believe that only minor modifications remain to be completed to make our systems Year 2000 compliant. We are presently developing a Year 2000 contingency plan which we expect to be substantially completed in the fall of 1999. However, we cannot be certain that we will be in full Year 2000 compliance or that we will have developed a successful contingency plan by the Year 2000. Failure by us or any of our key suppliers or customers to achieve full Year 2000 compliance in a timely manner or consistent with our current cost estimates, or to rectify deficiencies through any contingency plans, could have a material adverse effect on our business, financial condition and results of operations. For a more detailed discussion of our Year 2000 Compliance Program, see page 18 under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Forward-looking statements are subject to uncertainties that may cause actual results to differ materially from those projected.

  This document contains forward-looking statements about CIRCOR and Watts. When used in this document, the words "anticipates," "believes," "expects," "intends," "projects," "forecasts," and similar expressions as they relate to CIRCOR and/or Watts or the management or board of directors of either of those companies are intended to identify the statements in which they are used as forward-looking statements. In making any forward-looking statement, CIRCOR believes that the expectations are based on reasonable assumptions. However, the subject of any of those statements may be influenced by risks and uncertainties, some of which are beyond the control of CIRCOR and/or Watts, that could cause actual outcomes and results to be materially different from those projected.

  The actual results, performance or achievement by CIRCOR and/or Watts could differ materially from those expressed in, or implied by, any forward-looking statements. Accordingly, there is no assurance that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of CIRCOR and/or Watts. Neither CIRCOR nor Watts undertakes any obligation to revise any forward-looking statement to reflect events or circumstances after the date of this document.

                               THE DISTRIBUTION

Background and Reasons for the Distribution

  The Board of Directors and management of Watts have determined that separation of the plumbing & heating and water quality businesses and the instrumentation and fluid regulation and petrochemical businesses by means of the distribution of CIRCOR common stock to Watts' shareholders is in the best interests of Watts, CIRCOR and Watts' shareholders. In reaching this conclusion, Watts' Board of Directors and management considered, among other things, that:

 . the separation will allow CIRCOR to raise equity capital in the financial markets to fund its plan for future growth in order to expand its market positions in the instrumentation and fluid regulation and petrochemical industries;

 . Watts' plumbing & heating and water quality businesses and CIRCOR's instrumentation and fluid regulation and petrochemical businesses are distinct, complex businesses with different challenges, strategies and means of doing business and that, the businesses will be better positioned to respond to the opportunities and challenges in their respective industries and thereby achieve their full potential under separate ownership;

 . the separation will permit the management of Watts and CIRCOR to focus on the opportunities and challenges specific to that company's business;

 . the separation will allow CIRCOR to offer employee incentives that are more directly linked to the performance of the instrumentation and fluid regulation and petrochemical businesses so that these incentives are better aligned with the interests of CIRCOR shareholders; and

 . the separation will result in two distinct publicly traded equity securities that will enable investors to better understand and evaluate the respective businesses of Watts and CIRCOR.

Description of the Distribution

  The distribution agreement between Watts and CIRCOR sets forth the general terms and conditions relating to, and their relationship after, the distribution. For a description of the distribution agreement, see the section of this document found under the heading "Relationship Between CIRCOR and Watts--Distribution Agreement."

Watts will effect the distribution on or about October 18, 1999 by distributing all of the issued and outstanding shares of CIRCOR common stock to the record holders of Watts common stock on the record date for this transaction, which is October 6, 1999. Watts will distribute one share of CIRCOR common stock to each record holder for every two shares of Watts common stock owned as of the record date by that holder. The actual total number of shares of CIRCOR common stock that Watts will distribute will depend on the number of shares of Watts common stock outstanding on the record date. Based upon the one-for-two distribution ratio and the number of shares of Watts common stock outstanding on September 10, 1999, Watts will distribute approximately 13,228,877 shares of CIRCOR common stock to holders of Watts common stock. CIRCOR common shares will be fully paid and nonassessable, and the holders of those shares will not be entitled to preemptive rights. For a further description of CIRCOR common stock and the rights of its holders, see "Description of Capital Stock."

  As part of the distribution, CIRCOR will be adopting a book-entry stock transfer and registration system for its common stock. Watts' distribution agent, BankBoston, N.A., will credit the shares of CIRCOR common stock distributed on the distribution date to book-entry accounts established for all CIRCOR common stock holders. The distribution agent will mail an account statement to each of those holders stating the number of shares of CIRCOR common stock received by that holder in the distribution. After the distribution, registered holders of CIRCOR common stock may request a transfer of their shares to a brokerage or other account or physical stock certificates for their whole shares of CIRCOR common stock.

  For those holders of Watts common stock who hold their shares of Watts common stock through a stockbroker, bank or other nominee, the distribution agent will transfer the shares of CIRCOR common stock to the registered holders of record who will make arrangements to credit their customers' accounts with CIRCOR common stock. Watts anticipates that stockbrokers and banks will credit their customers' accounts with CIRCOR common stock on or about October 18, 1999.

  Watts will pay cash in lieu of distributing fractional shares. Shortly after the distribution date, the distribution agent will aggregate and sell all fractional shares and distribute the net proceeds of those sales to shareholders in accordance with their fractional share interests. The distribution agent will pay the net proceeds from sales of fractional shares based upon the average selling price per share of CIRCOR common stock of all of those sales, less any brokerage commissions. CIRCOR expects the distribution agent to make sales on behalf of holders who will receive less than one whole CIRCOR common share in the aggregate in the distribution as soon as practicable after the distribution date. None of Watts, CIRCOR or the distribution agent will be certain any minimum sale price for those fractional shares of CIRCOR common stock, and no interest will be paid on the proceeds of those shares.

United States Federal Income Tax Consequences of the Distribution

  The following is a summary of the material United States federal income tax consequences relating to the distribution. This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and the IRS, all as of the date of this document. This summary does not discuss all tax considerations that may be relevant to Watts shareholders in light of their particular circumstances, nor does it address the consequences to Watts shareholders subject to special treatment under United States federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and fiduciaries thereof, persons who acquired their Watts stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, and dealers in securities. In addition, this summary does not address the United States federal income tax consequences of the distribution to shareholders who do not hold their Watts stock as a capital asset, nor does this summary address any state, local or foreign tax consequences of the distribution. Watts shareholders are urged to consult their tax advisors as to the particular tax consequences of the distribution to them.

  Watts has received a ruling from the IRS to the effect that, for United States federal income tax purposes, the distribution will qualify under
Section 355 of the Code as a distribution that is tax-free to Watts and its shareholders. However, cash, if any, received by a Watts shareholder instead of a fractional share of CIRCOR common stock will be treated as if the shareholder received the fractional share in the distribution and then exchanged it for cash. The shareholder will recognize gain or loss to the extent of the difference between its tax basis in the fractional share and the amount of cash received. If the fractional share is held as a capital asset, the gain or loss will be capital gain or loss.

  Watts, CIRCOR and Watts' shareholders will not be able to rely on the ruling if any factual representations made to the IRS in Watts' request for the ruling are incorrect or untrue in any material respect or any undertakings made to the IRS are not complied with. Neither Watts nor CIRCOR is aware of any facts or circumstances that would cause any representation made to the IRS in Watts' request for the ruling to be incorrect or untrue in any material respect.

  If Watts completes the distribution and, notwithstanding the ruling, the distribution is held to be taxable for United States federal income tax purposes, both Watts and the Watts shareholders would be subject to a material amount of tax as a result of the distribution. Under United States federal income tax laws, Watts and CIRCOR would be jointly and severally liable for Watts' federal income taxes resulting from the distribution being taxable. For a summary of the arrangements between Watts and CIRCOR relating to tax sharing, tax indemnification and other tax matters, see "Relationship Between CIRCOR and Watts--Distribution Agreement," on page 8 of this document.

  The ruling received from the IRS provides that for United States federal income tax purposes:

  1. The distribution will qualify as a tax-free distribution under Section 355 of the Code.

  2. No gain or loss will be recognized by, and no amount will be included in the income of, Watts as a result of the distribution of CIRCOR common stock.

  3. No gain or loss will recognized by, and no amount will be included in the income of, the Watts shareholders as a result of their receipt of CIRCOR common stock in the distribution.

  4. In connection with the distribution, a shareholder's tax basis in Watts common stock held at the time of the distribution will be apportioned between the Watts common stock and the CIRCOR common stock received in the distribution in accordance with their relative fair market values.

  5. The holding period of the CIRCOR common stock received in the distribution will include the holding period of the Watts common stock with respect to which the CIRCOR common stock will be distributed, provided the Watts common stock is held as a capital asset on the distribution date.

  United States Treasury regulations require each Watts shareholder to attach to the shareholder's United States federal income tax return for the year of the distribution a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the distribution. Within a reasonable time after the distribution Watts will provide Watts shareholders with the information necessary to comply with such requirement, and will provide information regarding the allocation of tax basis described in point 4 of the preceding paragraph. The ruling received from the IRS does not specifically address the tax basis allocation rules applicable to Watts shareholders who hold blocks of Watts stock with different per-share tax bases. Such shareholders are urged to consult their tax advisors regarding basis allocation. All Watts shareholders are urged to consult their tax advisors as to the particular tax consequences of the distribution to them, including the application of state, local and foreign tax laws and any changes in United States federal income tax law that may occur after the date of this document.

Trading Market

  Before the distribution, there has been no trading market for CIRCOR common stock, and we cannot assure you that a trading market will arise or continue. However, we currently expect that, before the distribution, the New York Stock Exchange will approve the CIRCOR common stock for listing under the symbol "CIR," subject to official notice of issuance. There is, however, no guarantee that the New York Stock Exchange will approve the shares for listing. We also anticipate that a "when-issued" trading market will develop in our common stock before the distribution date.

We cannot predict at what prices our common stock may trade (either before the distribution, on a "when-issued" basis, or after the distribution). The marketplace will determine the prices at which the CIRCOR common stock will trade, and these prices may fluctuate significantly. Many factors could affect these prices, including, among others, the depth and liquidity of the market for CIRCOR common stock, investor perceptions of CIRCOR, performance of the instrumentation and fluid regulation and petrochemical industries generally and quarter-to-quarter variations in our actual or anticipated financial results or those of other companies in the markets we serve and other general economic or market conditions. These and other factors may adversely affect the market price of CIRCOR common stock. For a description of some of the factors that may affect the prices at which shares of CIRCOR common stock may trade, see "Risk Factors."

  CIRCOR common stock received in the distribution will be freely transferable, except for those shares received by any person who is a CIRCOR "affiliate" within the meaning of Rule 144 under the Securities Act of 1933. Persons who are CIRCOR affiliates after the distribution are individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with CIRCOR. CIRCOR affiliates may sell their CIRCOR common stock received in the distribution only under an effective registration statement under the Securities Act or under another exemption from registration under the Securities Act.

  In addition to the approximately 13,228,877 shares being distributed, options to purchase CIRCOR common stock will be issued to certain of our employees after the distribution. We cannot predict the number of CIRCOR options that we will issue after the distribution, although the total number of shares of CIRCOR common stock authorized for issuance under the CIRCOR stock option plan will initially be limited to 2,000,000. Shares of CIRCOR common stock issued upon exercise of all options referred to above will be registered on a Registration Statement on Form S-8 under the Securities Act and will therefore generally be freely transferable under the securities laws, except by affiliates as described above. Except as described above and except for the shareholder rights plan which is discussed below under the heading "Shareholder Rights Plan," we will not have any other securities outstanding as of or immediately after the distribution and we have not entered into any agreement or otherwise committed to register any shares of the CIRCOR common stock under the Securities Act for sale by shareholders. CIRCOR has agreed in the tax sharing provisions of the distribution agreement to engage in a public offering of approximately $35 million of CIRCOR common stock within a year of the distribution. The timing, completion and size of any public offering will be subject to market conditions.

                     RELATIONSHIP BETWEEN CIRCOR AND WATTS

  This section describes the primary agreements between CIRCOR and Watts that will define the ongoing relationship between them and their subsidiaries and affiliates after the distribution and will provide for an orderly separation of the two companies. The following description of agreements summarizes the material terms of the agreements. All shareholders should read the agreements, which we filed as exhibits to the registration statement of which this document is a part.

Distribution Agreement

  We have entered into a distribution agreement with Watts providing for, among other things, the principal corporate transactions required to effect the distribution, the conditions precedent to the distribution, the allocation between Watts and CIRCOR of certain assets and liabilities, the settlement of intercompany accounts between Watts and CIRCOR, indemnification obligations of Watts and CIRCOR, and certain other transition arrangements.

  The distribution agreement provides generally that all assets and liabilities that are associated exclusively with the business of CIRCOR will be transferred to or retained by CIRCOR, including certain capitalized lease obligations and obligations under industrial revenue bonds totaling approximately $12.5 million. Under the distribution agreement, Watts will retain sole responsibility for all other external debt for borrowed money and other financings (including Watts' publicly held bonds) with the exception of approximately $97 million outstanding under Watts' credit facility, which will be assumed by CIRCOR. The distribution agreement provides that all assets and liabilities of Watts that are not identified or described as being the property or responsibility of CIRCOR will remain the property or responsibility of Watts.

  Watts and CIRCOR have each agreed to indemnify, defend and hold harmless the other party and its subsidiaries and their respective directors, officers, employees and agents from and against any and all damage, loss, liability and expense arising out of or due to the failure of the indemnitor or its subsidiaries to pay, perform or otherwise discharge any of the liabilities or obligations for which it is responsible under the terms of the distribution agreement, which include, subject to certain exceptions, all liabilities and obligations arising out of the conduct or operation of their respective businesses before, on or after the distribution date. The distribution agreement includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of the claim or suit brought by a third party.

  The distribution agreement provides generally that a portion of the assets of the tax-qualified retirement plans currently maintained by Watts will be transferred after the distribution to similar qualified retirement plans established by CIRCOR. In the case of the Watts 401(k) plan, the amount transferred will be the value of the accounts of employees of companies in the instrumentation and fluid regulation and petrochemical businesses. In the case of the other Watts pension plans, the portion of plan assets transferred will be based generally on the percentage of plan liabilities attributable to plan participants who will be CIRCOR employees after the distribution.

  CIRCOR and its subsidiaries have historically been included with Watts and its subsidiaries in a single consolidated group for United States federal income tax purposes. Under United States federal income tax law, each member of a consolidated group is jointly and severally liable for the United States federal income tax liability of each other member of the consolidated group. Accordingly, members of the CIRCOR group could be held liable by the IRS for federal income tax liabilities arising from periods beginning before the distribution date.

  The tax sharing provisions of the distribution agreement provide that Watts will be responsible for all domestic income taxes attributable to taxable periods beginning before the distribution date. For domestic income taxes attributable to taxable periods beginning on or after the distribution date, the tax sharing provisions of the distribution agreement provide that Watts will be responsible for domestic income taxes of the Watts group, and that CIRCOR will be responsible for domestic income taxes of the CIRCOR group. The tax sharing provisions also provide that taxes other than domestic income taxes will be the responsibility of Watts or CIRCOR according to whether the tax is attributable to the assets or business operations of the Watts group or the CIRCOR group.

  In addition, the tax sharing provisions of the distribution agreement provide that CIRCOR will indemnify Watts for taxes arising from any act or omission by CIRCOR which causes the distribution to be taxable. The tax sharing provisions of the distribution agreement also provide that Watts will indemnify CIRCOR for taxes arising from any act or omission by Watts which causes the distribution to be taxable.

  CIRCOR has agreed in the tax sharing provisions of the distribution agreement to engage in a public offering of a significant amount of CIRCOR stock within one year of the distribution in accordance with statements and representations made by Watts in its request for the ruling from the IRS regarding the distribution. The timing, completion and size of any public offering will be subject to market conditions. CIRCOR has also agreed in the tax sharing provisions of the distribution agreement not to engage within two years of the distribution in any merger, reorganization, acquisition, equity restructuring or other transaction that results in one or more individuals or entities acquiring a 50% or greater interest in CIRCOR. CIRCOR has also agreed in the tax sharing provisions of the distribution agreement that it will not take any action that is inconsistent with the statements and representations made by Watts in its request for the ruling from the IRS regarding the distribution. Watts has agreed in the tax sharing provisions of the distribution agreement not to engage within two years of the distribution in any merger, reorganization, acquisition, equity restructuring or other transaction that results in one or more individuals or entities acquiring a 50% or greater interest in Watts. Watts has also agreed in the tax sharing provisions of the distribution agreement that it will not take any action that is inconsistent with the statements and representations made by Watts in its request for the ruling from the IRS regarding the distribution. The tax sharing provisions of the distribution agreement provide, however, that CIRCOR or Watts may act or fail to act in a way contrary to the commitments referred to in this paragraph after first obtaining an opinion from Goodwin, Procter & Hoar llp (or other mutually acceptable law firm) or a ruling from the IRS to the effect that such action (or inaction) will not cause the distribution to be taxable to either Watts or the Watts shareholders.

Supply Agreement

  On or before the distribution date, Watts and CIRCOR will enter into a supply agreement under which Watts will provide certain products to CIRCOR after the distribution. Watts will sell these products under market or formula-based pricing mechanisms.

Trademark License Agreement

  On or before the distribution date, Watts and CIRCOR will enter into a trademark license agreement under which Watts will grant to KF Industries, Inc. a royalty-free, non-exclusive license to use the name "Watts" as part of a brand name of CIRCOR or one of its subsidiaries for a period of 12 months following the distribution date.

                                CAPITALIZATION

  The following table sets forth the combined capitalization of CIRCOR as of June 30, 1999 on an historical basis and as adjusted to reflect (1) the distribution and (2) the assumption by CIRCOR of debt under the Watts credit facility as described on page 20 of this document under the heading "Description of Financings," as if they had occurred as of that date. You should read this table in conjunction with the information located under the heading "Unaudited Pro Forma Combined Financial Statements" and the historical combined financial statements and notes thereto of the Company, included on pages F-1 to F-18 of this document.

                                                            Pro Forma     As
                                                  Actual   Adjustments Adjusted
                                                 --------  ----------- --------
                                                        (in thousands)
Short-term borrowings........................... $  4,178   $     --   $  4,178
Long-term debt..................................   22,404      89,666   112,070
                                                 --------   ---------  --------
  Total debt....................................   26,582      89,666  $116,248
Common stock....................................       --       1,322     1,322
Additional paid-in capital......................       --     168,959   168,959
Accumulated other comprehensive income..........     (691)         --      (691)
Equity from Watts Industries, Inc...............  259,947    (259,947)       --
                                                 --------   ---------  --------
  Total shareholders' equity....................  259,256     (89,666) $169,590
                                                 --------   ---------  --------
  Total capitalization.......................... $285,838   $      --  $285,838
                                                 ========   =========  ========

                                DIVIDEND POLICY

  CIRCOR does not currently have a formal dividend policy. While CIRCOR currently intends to pay cash dividends as a proportion of earnings similar to that historically paid by Watts, payments of dividends will necessarily depend on the CIRCOR Board of Directors' assessment of CIRCOR's earnings, financial condition, capital requirements and other factors, including restrictions, if any, imposed by CIRCOR's lenders.

                   PRO FORMA COMBINED FINANCIAL INFORMATION

  The unaudited Pro Forma Combined Statement of Operations of CIRCOR for the fiscal year ended June 30, 1999 presents the pro forma combined results of operations of CIRCOR, assuming that the transactions contemplated by the distribution, including the borrowing to be incurred by the Company in connection with the distribution, had been completed as of July 1, 1998, and include all material adjustments necessary to restate CIRCOR's historical results. The adjustments required to reflect such transactions are set forth in the "Pro Forma Adjustments" column.

  The unaudited Pro Forma Combined Balance Sheet of CIRCOR as of June 30, 1999 presents the pro forma combined financial position of CIRCOR, assuming that the transactions contemplated by the distribution described in the preceding paragraph had been completed as of that date. The adjustments required to reflect such transactions are set forth in the "Pro Forma Adjustments" column.

  The unaudited pro forma combined financial statements of CIRCOR should be read in conjunction with the historical financial statements and related notes of the Company included on pages F-1 to F-18 of this document. The pro forma financial information presented is for informational purposes only and may not necessarily reflect future results of operations or financial position of CIRCOR or what the results of operations or financial position of CIRCOR would actually have been had CIRCOR operated as an independent company during the period shown.

                  CIRCOR INTERNATIONAL, INC. AND SUBSIDIARIES
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                    FOR THE FISCAL YEAR ENDED JUNE 30, 1999
                     (in thousands, except per share data)

                                                     Pro Forma      Pro
                                      Historical    Adjustments    Forma
                                      ----------    -----------   --------
Net revenues.........................  $323,077        $  --      $323,077
Cost of goods sold...................   218,351           --       218,351
                                       --------       ------      --------
 GROSS PROFIT                           104,726           --       104,726
Selling, general and administrative
 expenses............................    75,176          253 (a)    75,429
                                       --------       ------      --------
 OPERATING INCOME                        29,550         (253)       29,297
Other (income) expense:
 Interest income.....................      (333)          --          (333)
 Interest expense....................     9,141 (b)    1,037 (b)    10,178
 Other...............................      (229)          --          (229)
                                       --------       ------      --------
INCOME BEFORE INCOME TAXES               20,971       (1,290)       19,681
Provision for income taxes...........     8,461         (516)(c)     7,945
                                       --------       ------      --------
 NET INCOME                            $ 12,510       $ (774)     $ 11,736
                                       ========       ======      ========
Net income per share--basic..........                             $    .88 (d)
                                                                  ========
Net income per share--diluted........                             $    .88 (d)
                                                                  ========


 See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

                  CIRCOR INTERNATIONAL, INC. AND SUBSIDIARIES
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1999
                                 (in thousands)

                                                       Pro Forma       Pro
                                           Historical Adjustments     Forma
                                           ---------- -----------    --------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents.................  $  6,714   $      --     $  6,714
 Trade accounts receivable................    49,857          --       49,857
 Inventories..............................   108,910          --      108,910
 Other current assets.....................    18,736          --       18,736
                                            --------   ---------     --------
  TOTAL CURRENT ASSETS....................   184,217          --      184,217

Property, plant and equipment.............    76,682          --       76,682
Goodwill..................................    96,900          --       96,900
Other assets..............................     4,571          --        4,571
                                            --------   ---------     --------

TOTAL ASSETS..............................  $362,370   $      --     $362,370
                                            ========   =========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable.........................  $ 25,543   $      --     $ 25,543
 Accrued expenses.........................    25,153          --       25,153
 Income taxes payable.....................     3,275          --        3,275
 Current portion of long-term debt........     4,178          --        4,178
                                            --------   ---------     --------
  TOTAL CURRENT LIABILITIES...............    58,149          --       58,149
Long term debt, net of current portion....    22,404      89,666      112,070
Deferred income taxes.....................    10,766          --       10,766
Other noncurrent liabilities..............    11,795          --       11,795
SHAREHOLDER'S EQUITY:
 Common stock.............................        --       1,322        1,322
 Additional paid-in capital...............        --     168,959      168,959
 Accumulated other comprehensive income...      (691)         --         (691)
 Shareholders' Equity.....................   259,947    (259,947)          --
                                            --------   ---------     --------
  TOTAL SHAREHOLDERS' EQUITY..............   259,256     (89,666)(e)  169,590
                                            --------   ---------     --------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY...................................  $362,370   $      --     $362,370
                                            ========   =========     ========




  See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

                         NOTES TO UNAUDITED PRO FORMA
                        COMBINED FINANCIAL INFORMATION
                                (in thousands)

       (a) To record estimated additional administrative expenses that would have been incurred by CIRCOR as a publicly held, independent company. CIRCOR would have incurred additional compensation and related costs for employees to perform functions that have been performed at Watts' corporate headquarters (treasury, investor relations, regulatory compliance, risk management, etc.). CIRCOR would have also incurred additional amounts for corporate governance costs, stock transfer agent costs, incremental professional fees and other administrative activities. Approximately $253,000 of such incremental costs are expected above the $5,617,000 of general and administrative expenses allocated from Watts.

       (b) Historical interest expense includes $6,455,000 of interest expense allocated from Watts to CIRCOR. Pro forma interest expense includes $7,492,000 of interest expense on borrowings under the CIRCOR credit facility and from the issuance of senior unsecured notes. The borrowings under the CIRCOR credit facility and senior unsecured notes are assumed to bear an annualized interest rate, including amortization of related fees, of 8.5%, which is management's estimate of the currently available rate for borrowings under comparable credit facilities. This rate may change prior to the incurrence of such debt on or before the distribution date; further, after the distribution the interest rate on the borrowings under the CIRCOR credit facility will continue to be subject to changes in interest rates generally. The historical allocation of Watts' interest expense was based on Watts' weighted average interest rate applied to the average balance of investments by and advances from Watts to CIRCOR.

       (c)  To record income tax benefits attributable to adjustments (a) and
  (b) at a combined Federal and state tax rate of 40.0%.

       (d) Pro forma earnings per share information is based upon the weighted average number of common and common equivalent shares used by Watts to determine its earnings per share for the respective periods, adjusted in accordance with the distribution ratio (one share of CIRCOR Common Stock for every two shares of Watts Common Stock held). The pro forma number of common and common equivalent shares for the fiscal year ended June 30, 1999 are 13,368,064 for basic and 13,374,834 for diluted.

       (e) To record payments to be made to Watts by CIRCOR, anticipated to aggregate $89,666,000, which will be applied to settle all intercompany loans and advances with any balance to be paid as a cash dividend.

                            SELECTED FINANCIAL DATA

  The following table summarizes certain selected historical financial and operating information of CIRCOR and is derived from the Combined Financial Statements of the Company. The information shown below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined financial statements of CIRCOR and the notes thereto included on pages F-1 to F-18 of this document. The combined operating results data shown below for each of the fiscal years ended June 30, 1999, 1998 and 1997 and the combined balance sheet data as of June 30, 1999 and 1998 are derived from, and are qualified by reference to, the audited combined financial statements of CIRCOR included elsewhere in this document, and should be read in conjunction with those financial statements and notes thereto. The combined operating results data shown below for each of the fiscal years ended June 30, 1996 and 1995 and the combined balance sheet data as of June 30, 1997, 1996 and 1995 are derived from unaudited combined financial statements of CIRCOR not included herein. Per share data has not been presented because CIRCOR was wholly-owned by Watts during the periods presented below.

  The combined historical financial information presented below may not necessarily reflect future results of operations or financial position of CIRCOR or what the results of operations or financial position of CIRCOR would actually have been had CIRCOR operated as an independent company during the periods shown.

                          FIVE YEAR FINANCIAL SUMMARY
                                (in thousands)

                                    1999     1998     1997   1996(1)     1995
                                  -------- -------- -------- --------  --------
Selected Data
Net revenues..................... $323,077 $288,969 $274,716 $230,473  $216,052
Gross profit.....................  104,726   94,657   88,623   68,675    77,063
Operating income (loss)..........   29,550   38,191   33,906  (23,469)   28,282
Net income (loss)................   12,510   22,425   19,614  (31,609)   14,837
Total assets.....................  362,370  256,914  212,727  202,956   216,112
Long term debt...................   22,404   12,776   12,891   13,645    16,273

(1) Fiscal 1996 includes an after tax charge of $48,304 related to: restructuring costs of $3,025; an impairment of long-lived assets of $38,462; other charges of $3,875 principally for product liability costs, additional bad debt reserves and environmental remediation costs; and additional inventory valuation reserves of $2,942.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion is based upon and should be read in conjunction with the "Pro Forma Combined Financial Information," "Selected Financial Data" and CIRCOR's Combined Financial Statements, including the notes thereto, included elsewhere in this document.

Results of Operations for the Twelve Months Ended June 30, 1999 Compared to the Twelve Months Ended June 30, 1998

  Net revenues for the twelve months ended June 30, 1999 increased by $34.1 million, or 11.8%, from $289.0 million to $323.1 million compared to the fiscal year ended June 30, 1998. The increase in net revenues is attributable to the following factors:

                                                         (in thousands)
Acquisitions............................................    $ 79,171      27.4%
Operations..............................................     (45,552)    (15.8%)
Foreign Exchange........................................         489       0.2%
                                                            --------    ------
 TOTAL CHANGE...........................................    $ 34,108      11.8%

  The growth in net revenues is primarily attributable to the inclusion of the revenues of recently acquired companies, including Hoke, Inc., which was acquired during July 1998, and Telford Valve and Specialties, Inc. acquired in March 1998. Hoke is part of CIRCOR's Instrumentation and Fluid Regulation Products Group and Telford Valve is part of CIRCOR's Petrochemical Products Group. The decrease in revenues from operations is primarily attributable to decreases in unit shipments of both domestic and international oil and gas valves. Revenues of these products have been adversely affected by the reduced demand for our products used in petrochemical facility projects and maintenance programs which has been caused by reduced energy prices during CIRCOR's last fiscal year.

  International business accounted for approximately 41.4% of net revenues in fiscal year 1999 compared to 31.9% in fiscal year 1998. CIRCOR monitors its revenues in two market segments: Instrumentation and Fluid Regulation Products Group and the Petrochemical Products Group. The Instrumentation and Fluid Regulation Products Group accounted for approximately 54.3% of net revenues in fiscal year 1999 compared to 38.2% in fiscal year 1998. The Petrochemical Products Group accounted for approximately 45.7% of net revenues in fiscal year 1999 compared to 61.8% in fiscal year 1998. CIRCOR's revenues in these groups for fiscal year 1999 and fiscal year 1998 were as follows:

                                                       (in thousands)

                                1999 Revenues 1998 Revenues Change in Revenues
                                ------------- ------------- ------------------
Instrumentation and Fluid
 Regulation....................   $175,444      $110,332         $ 65,112
Petrochemical..................    147,633       178,637          (31,004)
                                  --------      --------         --------
 TOTAL.........................   $323,077      $288,969         $ 34,108

  The decrease in petrochemical net revenues of $31.0 million, or 17.4%, for the fiscal year ended June 30, 1999 was predominantly in the domestic markets which reflected a 23.8% decrease over the previous fiscal year. The increase in instrumentation and fluid regulation net revenues of $65.1 million, or 59.0%, for the fiscal year ended June 30, 1999 consisted primarily of volume derived from acquisitions consisting of Hoke, Inc. and several product lines.

  CIRCOR's gross profit increased $10.1 million, or 10.6%, to $104.7 million. Gross margin declined slightly from 32.8% in fiscal 1998 to 32.4% in fiscal 1999. The increased gross profit is attributable to the increased sales due to the acquisitions discussed above. These acquisitions operated at a gross margin slightly higher than the remainder of CIRCOR. The increased gross profits from acquisitions were partially offset by decreased gross profits in CIRCOR's domestic and international oil and gas valve product lines. Lower energy prices resulted in lower demand, increased competition and adversely impacted unit pricing. Additionally, the reduced manufacturing levels, caused by these reduced revenues, also created unfavorable overhead absorption of fixed manufacturing expenses thereby decreasing gross margins in fiscal year 1999 compared to fiscal year 1998.

  Selling, general and administrative expenses increased $18.7 million to $75.2 million for the fiscal year ended June 30, 1999. This increase is attributable to the inclusion of the expenses related with recent acquisitions. This increase was partially offset by both cost reductions and reduced variable selling expenses within CIRCOR's oil and gas business units.

  CIRCOR's operating income by segment for fiscal year 1999 and fiscal year 1998 were as follows:

                                                   (in thousands)

                                                                        Change in
                         1999 Operating Income 1998 Operating Income Operating Income
                         --------------------- --------------------- ----------------
Instrumentation and
 Fluid Regulation.......        $24,844               $17,883            $  6,961
Petrochemical...........         10,323                25,256             (14,933)
Corporate...............         (5,617)               (4,948)               (669)
                                -------               -------            --------
 TOTAL..................        $29,550               $38,191            $ (8,641)

  The increase in operating income in the Instrumentation and Fluid Regulation Products Group is attributable primarily to acquisitions. The decrease in operating income in the Petrochemical Products Group reflects reduced energy prices and reduced demand for our products used in petrochemical facility projects and maintenance programs.

  The effective tax rate increased to 40.3% from 36.0%. The increase is a result of increased earnings in foreign jurisdictions with higher tax rates.

  Net income decreased $9.9 million to $12.5 million. This decrease is primarily attributable to the decreased net revenues and gross margins in the petrochemical market.

  CIRCOR's combined results of operations are impacted by the effect that changes in foreign exchange rates have on its international subsidiaries' operating results. Changes in foreign exchange rates had an immaterial impact on net income in fiscal 1999.

Results of Operations for the Twelve Months Ended June 30, 1998 Compared to the Twelve Months Ended June 30, 1997

  Net revenues for the twelve months ended June 30, 1998 increased $14.3 million, or 6.2%, from $274.7 million to $289.0 million compared to the fiscal year ended June 30, 1997. This increase in net revenues is attributable to the following factors:

                                                                        (in
                                                                    thousands)

Acquisitions................................................... $14,624    5.3%
Operations.....................................................   4,008    1.5%
Foreign Exchange...............................................  (4,379)  (1.6%)
                                                                -------  -----
  TOTAL CHANGE................................................. $14,253    5.2%

  The growth in net revenues due to acquired companies is primarily attributable to the inclusion of the net revenues of Telford Valve which was acquired in March 1998 and the net revenues of Aerodyne Controls Corporation which was acquired in December 1997. Aerodyne Controls Corporation is part of CIRCOR's Instrumentation and Fluid Regulation Products Group. The increase in net revenues from operations is primarily attributable to increased unit shipments of international oil and gas valves and increased unit shipments of domestic instrumentation valves. CIRCOR's net revenues were adversely impacted by a change in foreign exchange rates primarily associated with the Italian lire during fiscal year 1998.

  CIRCOR monitors its performance in two segments: the Instrumentation and Fluid Regulation Products Group and the Petrochemical Products Group. CIRCOR's revenues in these markets for fiscal 1997 and fiscal 1998 were as follows:

                                                            (in thousands)

                                                                         Change
                                                        1998     1997      in
                                                      Revenues Revenues Revenues
                                                      -------- -------- --------

Instrumentation and Fluid Regulation................. $110,332 $102,691 $ 7,641
Petrochemical........................................  178,637  172,025   6,612
                                                      -------- -------- -------
  TOTAL.............................................. $288,969 $274,716 $14,253

  The increase in instrumentation and fluid regulation revenues is primarily attributable to the acquisition of Aerodyne Controls Corporation, increased unit shipments of domestic valves and two product line acquisitions. The increase in petrochemical revenues is primarily attributable to increased unit shipments of international oil and gas valves and the acquisition of Telford Valve. These increases were partially offset by the unfavorable foreign exchange rates associated with the Italian lire.

  CIRCOR's gross profit increased $6.0 million, or 6.8%, to $94.7 million for the fiscal year ended June 30, 1998 and gross margin increased from 32.2% to 32.8% compared to the fiscal year ended June 30, 1997. This percentage increase is primarily attributable to improved gross margins for international oil and gas valves and domestic steam valves. These improvements were partially offset by the inclusion of certain acquisitions which operated at a lower gross margin than the remainder of CIRCOR.

  Selling, general and administrative expenses increased $1.8 million, or 3.2%, to $56.5 million. This increase is primarily attributable to the inclusion of the expenses of acquired companies and increased selling expenses for oil and gas valves. This increase is partially offset by the effect of the change in foreign exchange rates.

  CIRCOR's operating income increased by $4.3 million, or 12.6%, from $33.9 million to $38.2 million and increased as a percentage of revenues from 12.3% in fiscal 1997 to 13.2% in fiscal 1998.

  CIRCOR's operating income by market segments for fiscal year 1998 and fiscal year 1997 were as follows:

                                                   (in thousands)

                                                                         Change in
                         1998 Operating Income 1997 Operating Income Operating Income
                         --------------------- --------------------- -----------------
Petrochemical...........        $25,256               $21,012             $4,244
Instrumentation and
 Fluid Regulation.......         17,883                17,280                603
Corporate...............         (4,948)               (4,386)              (562)
                                -------               -------             ------
  TOTAL.................        $38,191               $33,906             $4,285

  The increase in operating income in the Instrumentation and Fluid Regulation Products Group is primarily attributable to increased net revenues.

  The increase in operating income in the Petrochemical Products Group is primarily attributable to the increase in net revenues and increased gross margins on international oil and gas valves.

  The effective tax rate increased to 36.0% from 34.5%. This increase is attributable to acquisition related goodwill amortization which is not deductible for US Federal Income Tax purposes.

  Net income increased by nearly $2.8 million, or 14.3%, to $22.4 million. This increase is primarily attributable to increased net revenues and improved gross margins.

  CIRCOR's combined results of operations are impacted by the effect that changes in foreign exchange rates have on its international subsidiaries' operating results. Changes in foreign exchange rates had an adverse impact on net income for fiscal 1998 of approximately $700,000.

Liquidity and Capital Resources

  During the twelve month period ended June 30, 1999, CIRCOR generated $20.5 million in cash flow from continuing operations, which was principally used to fund capital expenditures of $9.5 million. The capital expenditures were primarily for manufacturing, machinery, equipment and upgrading the Company's information technology. CIRCOR reduced $19.7 million of accounts payable, accrued expenses and other current liabilities during the twelve month period. This decrease was partially offset by decreases in accounts receivable and inventories. Most of the changes in working capital were attributable to the decrease in CIRCOR's revenues from international oil and gas valves.

  On July 21, 1998, a wholly owned subsidiary of CIRCOR acquired the common equity of Hoke, Inc. headquartered in Cresskill, New Jersey. Hoke is a manufacturer and distributor of industrial valves and fittings, including its well known line of Gyrolok(R) tube fittings for instrumentation applications. Hoke sells its products primarily to the industrial, OEM and analytical instrumentation markets. Sales are conducted through owned and independent stocking distributors world-wide with nearly one-half of its sales outside of North America. The purchase price, including the assumption of debt, was approximately $85.0 million and was funded using Watts' line of credit.

  CIRCOR has access to Watts' unsecured $125.0 million line of credit until CIRCOR is spun-off as a separate entity. CIRCOR has utilized this credit facility to support its acquisition program, working capital requirements, and for general corporate purposes.

  In anticipation of the spin-off of CIRCOR from Watts, CIRCOR is (i) negotiating with ING (U.S.) Capital LLC, BankBoston, N.A. and First Union National Bank for a $75.0 million unsecured revolving credit facility and (ii) negotiating the sale of between $65.0 million and $75.0 million of senior unsecured notes to institutional investors. On the distribution date, CIRCOR will pay off approximately $97 million of debt assumed by CIRCOR from Watts. If the senior notes offering closes on or before the distribution date, then CIRCOR will pay off the assumed debt with the net proceeds of the notes offering, approximately $7.0 million of cash, and between

$15 million and $25 million from the credit facility. If the senior notes offering does not close by the distribution date, then CIRCOR will pay off the assumed debt with funds from the credit facility, an additional $35 million bridge loan from ING (U.S.) Capital LLC, and approximately $7 million of cash. In that case, CIRCOR will use the net proceeds of the senior notes offering to pay off the bridge loan and pay down the credit facility. Also, to fulfill representations made to the Internal Revenue Service as part of the request for tax-free treatment of the distribution, CIRCOR intends to engage in a public offering of approximately $35.0 million of its common stock within one year after the distribution. The timing, completion and size of any public offering will be subject to market conditions.

  The ratio of current assets to current liabilities was 3.2 to 1 at June 30, 1999 and 2.8 to 1 at June 30, 1998. This improvement is primarily attributable to inclusion of Hoke's inventory in conjunction with the decrease in CIRCOR's accounts payable and accrued expenses. At June 30, 1999, CIRCOR was in compliance with all covenants related to its existing debt.

  CIRCOR anticipates that available funds and those funds provided from ongoing operations will be sufficient to meet current operating requirements and anticipated capital expenditures over the next 24 months.

  CIRCOR, from time to time, is involved with product liability, environmental proceedings and other litigation proceedings and incurs costs on an ongoing basis related to these matters. CIRCOR has not incurred material expenditures in fiscal 1999 in connection with any of these matters. See "Business--Product Liability, Environmental and Other Litigation Matters" on page 30 of this document.

Year 2000 Compliance

  CIRCOR has developed a comprehensive program to address its potential exposure to the Year 2000 issue. CIRCOR manages the program by having each subsidiary and operating unit identify their own Year 2000 issues and develop appropriate corrective action steps, while instituting a series of management processes that coordinate and manage the program across CIRCOR. Watts' Corporate Vice President of Administration has been assigned responsibility for the overall coordination and monitoring of the program, including establishment of policies, tracking progress, and leveraging solutions across CIRCOR.

  A significant portion of CIRCOR's Year 2000 issues relative to its information technology systems are being addressed as part of a CIRCOR-wide initiative to upgrade and replace its information systems which began in fiscal 1997. At June 30, 1999, approximately 98% of CIRCOR's critical information technology systems and approximately 95% its other information technology systems have been replaced or upgraded and are Year 2000 compliant. CIRCOR expects to complete the replacement or upgrade of the remaining systems in the fall of 1999.

  Inventories, assessments and remediation activities for non-information technology systems, including manufacturing equipment, have been completed at June 30, 1999.

  CIRCOR has identified critical vendors, suppliers of information processing services, customers, financial institutions and other third parties and surveyed their Year 2000 remediation efforts. Additionally, CIRCOR has contacted all vendors and third party suppliers in this regard. All but three vendors have responded. These three vendors and those determined not to be Year 2000 compliant have been replaced with vendors who are Year 2000 compliant. This vendor survey and review process is complete. The cost of the program was immaterial. CIRCOR did not utilize any independent verification processes to confirm that these vendor responses were reliable. However, CIRCOR purchasing department personnel communicate regularly with critical vendors. This communication includes Year 2000 compliance confirmation.

  CIRCOR considers less than ten of its vendors critical and has developed contingency plans for those vendors. Critical vendors supply CIRCOR with base raw materials and certain component parts. Contingency plans include increasing levels of on-site and consigned inventory. Additionally, raw materials are readily available and most can be supplied by a number of alternative vendors who are Year 2000 compliant. These contingency plans for vendors are complete.

  CIRCOR's operations depend on infrastructure in a number of foreign countries in which it operates, and, therefore, a failure of any of those infrastructures could adversely affect its operations. CIRCOR's most significant foreign markets are Canada, China, Germany, Italy and the United Kingdom. In these countries, CIRCOR is not aware of any significant weaknesses in their infrastructure.

  CIRCOR continues to develop detailed contingency plans to deal with unexpected issues which may occur. These plans include the identification of appropriate resources and response teams. Individual business managers at each of CIRCOR's subsidiaries and operating units are responsible to ensure their business functions continue to operate normally. While the specifics vary by operation, the general contingency planning strategies include: increasing the on-hand supply of raw materials and finished goods; identifying alternate suppliers of raw materials; ensuring key personnel (both business and technical) are physically on-site; backing up critical systems just before year-end; and identifying alternative methods of doing business with customers as necessary. CIRCOR expects to complete its contingency plans in the fall of 1999.

  Despite CIRCOR's comprehensive program CIRCOR cannot be certain that issues will not develop or events occur that could have material adverse affects on CIRCOR's financial condition or results of operations. Nevertheless, CIRCOR does not expect a material failure. CIRCOR's Year 2000 program is designed to minimize the likelihood of any failure occurring. The most reasonably likely worst case scenario is that a short-term disruption will occur with a small number of customers or suppliers requiring an appropriate response.

  Spending for the program is budgeted and expensed as incurred. Spending to date for the program has amounted to approximately $3.7 million. Additional spending to complete the program is estimated at $1.4 million.

Conversion to Euro

  On January 1, 1999, 11 of the 15 member countries of the European Union adopted the Euro as their common legal currency and established fixed conversion rates between their existing sovereign currencies and the Euro. The Euro trades on currency exchanges and is available for non-cash transactions. The introduction of the Euro will affect CIRCOR as CIRCOR has manufacturing and distribution facilities in several of the member countries and trades extensively across Europe. The long-term competitive implications of the conversion are currently being assessed by CIRCOR. At this time, CIRCOR is not anticipating that any significant costs will be incurred due to the introduction and conversion to the Euro.

Other

  In 1998, the Financial Accounting Standards Board issued SFAS 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," and SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The Company has adopted SFAS 132. The Company will adopt SFAS 133 on January 1, 2001. The impact of SFAS 133 on the combined financial statements is still being evaluated, but is not expected to be material.

  Also in 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed of Obtained for Internal Use," and SOP 98-5, "Reporting on the Costs of Start-Up Activities." The Company will adopt SOP 98-1 and SOP 98-5 in fiscal 2000. These statements are not expected to have a material affect the combined financial statements.

Quantitative and Qualitative Disclosures About Market Risk

  CIRCOR uses derivative financial instruments primarily to reduce exposure to adverse fluctuations in foreign exchange rates. CIRCOR does not enter into derivative financial instruments for trading purposes. As a matter of policy all derivative positions are used to reduce risk by hedging underlying economic exposure. The derivatives the Company uses are straightforward instruments with liquid markets.

  CIRCOR manages most of its foreign currency exposures on a consolidated basis. CIRCOR identifies all of its known exposures. As part of that process, all natural hedges are identified. CIRCOR then nets these natural hedges from its gross exposures.

  CIRCOR's consolidated earnings are subject to fluctuations due to changes in foreign currency exchange rates. However, its overall exposure to such fluctuations is reduced by the diversity of its foreign operating locations which encompass a number of different European locations, Canada, and China.

  CIRCOR's foreign subsidiaries transact most business, including certain intercompany transactions, in foreign currencies. Such transactions principally relate to material purchases and sales to customers. CIRCOR uses foreign currency forward exchange contracts to manage the risk related to intercompany purchases that occur during the course of a fiscal year and certain open foreign currency denominated commitments to sell products to third parties. At June 30, 1998, there were no significant amounts of open foreign currency forward exchange contracts or related unrealized gains or losses.

  CIRCOR has historically had a very low exposure to changes in interest rates. Additionally, the Company historically has strong cash flows, and any amounts of variable rate debt could be paid down through cash generated from operations. Information about related interest rates appears in Note 9 to the financial statements included herein.

  CIRCOR purchases significant amounts of bronze ingot, brass rod, stainless steel, cast iron, and carbon steel which are utilized in manufacturing its many product lines. CIRCOR's operating results can be adversely affected by changes in commodity prices if it is unable to pass on related price increases to its customers. CIRCOR manages this risk by monitoring related market prices, working with its suppliers to achieve the maximum level of stability in their costs and related pricing, seeking alternative supply sources when necessary and passing increases in commodity costs to its customers, to the maximum extent possible, when they occur. CIRCOR does not use derivative financial instruments to manage this risk.

                           DESCRIPTION OF FINANCINGS

  Following the distribution CIRCOR plans to have a $75.0 million unsecured revolving credit facility with ING (U.S.) Capital LLC, BankBoston, N.A. and First Union National Bank. The credit facility will provide that CIRCOR may borrow an aggregate principal amount of up to $75.0 million, subject to the terms and conditions of the credit agreement. On the distribution date, CIRCOR will pay off approximately $97 million of debt assumed by CIRCOR from Watts. If the senior notes offering described below closes on or before the distribution date, then CIRCOR will pay off the assumed debt with the net proceeds of the senior notes offering, approximately $7 million of cash, and between $15 million and $25 million from the credit facility. If the senior notes offering does not close by the distribution date, then CIRCOR will pay off the assumed debt with funds from the credit facility, an additional $35 million bridge loan from ING (U.S.) Capital LLC, and approximately $7 million of cash. In that case, CIRCOR will use the net proceeds of the senior notes offering to pay off the bridge loan and pay down the credit facility. CIRCOR will use the balance of the funds available under the credit facility for capital expenditure needs, working capital and general corporate purposes. The credit facility will contain representations, warranties, affirmative, negative and financial covenants, and events of default customary for such facilities. Interest rates charged on borrowings outstanding under the credit facility will be based on market rates which can vary over time.

  Before or shortly after the distribution, CIRCOR intends to sell between $65.0 million and $75.0 million of senior unsecured notes to institutional investors. The agreement under which CIRCOR sells the notes will contain representations, warranties, affirmative, negative and financial covenants, and events of default customary for such agreements.

  Also, to fulfill representations made to the Internal Revenue Service as part of the request for tax-free treatment of the distribution, CIRCOR intends to engage in a public offering of approximately $35.0 million of its common stock within one year after the distribution. The timing, completion and size of any public offering will be subject to market conditions.

                                   BUSINESS

  CIRCOR designs, manufactures and distributes valves and related products and services for use in a wide range of applications to optimize the efficiency or ensure the safety of fluid-control systems. The valves and related fluid-control products we manufacture are used in processing industries; oil and gas production, pipeline construction and maintenance; aerospace, military and commercial aircraft; and maritime manufacturing and maintenance. We have used both internal product development and strategic acquisitions to assemble a complete array of fluid-control products and technologies that enables us to address our customers' unique fluid-control application needs. CIRCOR has two major product groups: Instrumentation and Fluid Regulation Products and Petrochemical Products. For the year ended June 30, 1999, CIRCOR had the following sales composition: 54.3% instrumentation and fluid regulation products; and 45.7% petrochemical products.

Instrumentation and Fluid Regulation Products Group

  The Instrumentation and Fluid Regulation Products Group designs, manufactures and supplies valves and controls for diverse end-uses including hydraulic, pneumatic, cryogenic and steam applications. Selected products include precision valves, compression tube and pipe fittings, control valves and regulators. The Instrumentation and Fluid Regulation Products Group consists primarily of the following: Aerodyne Controls, Atkomatic Valve, Circle Seal Controls, Inc., Go Regulator, Inc., Hoke, Inc., Leslie Controls, Inc., Nicholson Steam Trap, and Spence Engineering Company, Inc. The Instrumentation and Fluid Regulation Products Group had combined revenues of approximately $175.4 million for the year ended June 30, 1999.

  CIRCOR entered the instrumentation valve market in October 1990, with the acquisition of Circle Seal, based in Corona, California. Circle Seal designs and manufactures a broad range of valve products, including check valves, relief valves, solenoid valves, motor operated valves, regulators, plug valves, needle valves, control systems and manifolded valve solutions. Circle Seal specializes in providing custom solutions for applications requiring precise performance, quality and reliability. From its initial focus on the aerospace and military markets, Circle Seal has diversified into many other industrial markets where performance, quality and reliability attributes are most valued, such as medical, food processing, ultra high purity and fluid power.

  Since acquiring Circle Seal, we have acquired eight complementary instrumentation and fluid regulation businesses, including Aerodyne (December
1997), Atkomatic (April 1998), Hoke (July 1998) and Go Regulator (April 1999). Aerodyne, based in Ronkonkoma, New York, manufactures high-precision valve components for the medical, analytical, military and aerospace markets. Aerodyne also provides advanced technologies and control systems capabilities to other companies in the Instrumentation and Fluid Regulation Products Group. Atkomatic, formerly based in Indianapolis, Indiana, makes heavy-duty process solenoid valves for clean air, gases, liquids, steam, corrosive fluids and cryogenic fluids. In July 1998, we combined the Atkomatic product line with Circle Seal's administrative, manufacturing and distribution facilities in Corona, California. Go Regulator of San Dimas, California, offers a complete line of pneumatic pressure regulators for instrumentation, analytical and process applications, in addition to an emerging product line of regulators for the ultra high purity market, specialized cylinder valves and customized valves.

  We significantly expanded the breadth of our instrumentation valve product line with the acquisition of Hoke in July 1998. CIRCOR's largest acquisition to date, Hoke brought to CIRCOR its leading line of Gyrolok(R) compression tube fittings as well as instrumentation ball valves, plug valves, metering valves and needle valves. Circle Seal and Hoke serve several common markets and their products are cross-marketed through their respective distribution channels. Furthermore, Hoke, with nearly 50% of its revenues derived outside of the United States, significantly expanded Circle Seal's geographic marketing and distribution capabilities. We are currently in the process of integrating Circle Seal's and Hoke's administrative and distribution activities as well as combining manufacturing operations. We believe that our ability to provide the instrumentation market a complete fluid-control solution is enhanced by combining the product line offerings of Circle Seal, Hoke and Go Regulator.

  CIRCOR has had a long-standing presence in the steam industry, starting with its acquisition of Spence Engineering in 1985. Our steam product offering grew substantially with the acquisitions of Leslie Controls of Tampa, Florida and Nicholson Steam Trap of Wilkes Barre, Pennsylvania in 1989. Management believes that we have a very strong franchise in steam valve products, with both Leslie Controls and Spence Engineering having been in the steam pressure reduction business for over 75 years. Our steam valve products are used in municipal and institutional heating and air-conditioning applications, as well as, in power plants, industrial processing and commercial and military maritime applications.

Petrochemical Products Group

  The Petrochemical Products Group designs, manufactures and supplies flanged and threaded floating and trunnion ball valves, needle valves, check valves, butterfly valves and large forged steel ball valves, gate valves and strainers for use in oil, gas and chemical processing and industrial applications. Management believes that the Petrochemical Products Group is one of the top three producers of ball valves for the oil and gas market worldwide. The Petrochemical Products Group consists primarily of the following: Contromatics Industrial Products, Eagle Check Valve, KF Industries, Inc., Pibiviesse SpA, Suzhou Watts Valve Co., Ltd., SSI Equipment Inc. and Telford Valve and Specialties, Inc. The Petrochemical Products Group had combined revenues of approximately $147.6 million for the year ended June 30, 1999.

  CIRCOR entered the petrochemical products market in 1978 with the formation of the industrial products division and its development of the floating ball valve for industrial and chemical processing applications. With the acquisition of KF Industries in July 1988, CIRCOR expanded its product offerings to floating and trunnion-supported valves, ball valves and needle valves. KF Industries gave CIRCOR entry into the oil and gas transmission, distribution and exploration markets. In 1989, CIRCOR acquired Eagle Check Valve, which added check valves to CIRCOR's product line. Pibiviesse SpA, based in Nerviano, Italy, was acquired in November 1994. Pibiviesse manufactures ball valves for the petrochemical market, including a complete range of trunnion mounted ball valves. Pibiviesse's manufacturing capabilities include up through 60" diameter valves, including Class 2500 pressure ratings to meet demanding international oil and gas pipeline and production requirements. In March 1998, Telford Valve was added to KF Industries. Telford Valve had been one of KF Industries' largest distributors and, with its acquisition, KF Industries increased its presence in Canada as well as introduced Telford Valve's products (check valves, pipeline closures, and specialty gate valves for use in industrial and oil and gas applications) through its worldwide representative network. Telford Valve has also assumed the Canadian sales activities for other Petrochemical Products Group divisions to strengthen our overall presence in Canada. In January 1999, SSI Equipment was acquired and added a wide variety of strainers to the KF Industries product line. During 1999, the industrial product division of Watts was consolidated into the KF Industries facility in Oklahoma City, Oklahoma. The industrial products division consists of carbon steel and stainless steel ball valves, butterfly valves and pneumatic actuators that are used in a variety of industrial, pulp and paper and chemical processing applications. We believe that this consolidation, together with the combining of the sales, manufacturing, engineering and other administrative activities of these business units, will result in cost savings.

  We also own 60% of Suzhou Watts Valve Company, Ltd., a joint venture located in Suzhou, Peoples Republic of China. Suzhou Watts Valve manufactures carbon and stainless steel ball valves sizes 2" through 12" for us and SUFA, our joint venture partner, which is a valve company publicly-traded on the China Exchange. We sell products manufactured by Suzhou Watts Valve Company, Ltd. to customers worldwide for oil and gas applications and outside the People's Republic of China for all industrial applications. SUFA has exclusive rights to sell Suzhou Watts Valve products for all industrial (i.e., non-oil and gas) applications within the People's Republic of China.

Industry Background / Market Overview

  Oil and Gas and Petrochemical Markets. The oil and gas and petrochemical markets include domestic and international oil and gas exploration, production, pipeline construction and maintenance, chemical processing and general industrial applications. Both KF Industries and Pibiviesse have positioned themselves favorably within the industry with both major oil companies and major distributors of valve products. Also, on the project side of the business, where KF Industries and Pibiviesse deal directly with engineering firms who specify product purchases, many companies have specified KF Industries and Pibiviesse products in many applications.

  The oil and gas market has historically been subject to cyclicality depending upon supply and demand of crude oil and its derivatives as well as natural gas. When oil and gas prices decrease, expenditures on maintenance and repair decline rapidly and outlays for exploration and in-field drilling projects decrease and, accordingly, demand for valve products is reduced. When oil and gas prices rise, maintenance and repair activity increase and we benefit from increased demand for valve products.

  Process and Power Markets. The industrial and process markets use steam and other fluids for a variety of applications, including heating of facilities, production of hot water, heat tracing of external piping, heating of industrial processes, cleaning by laundries, food processing, cooking, sterilization, vulcanization, pulp making, textiles and other processes found across a wide range of industries.

  The power industry uses steam and other fluid-control products in the production of electric power. While some steam applications have been eliminated by the introduction of certain alternative methods, such as combined cycle units and portable peaking units, the use of steam in the generation of electrical power continues to prevail. The U. S. power industry is currently undergoing deregulation that management believes will result in increased emphasis on cost efficiency and a greater need for the high performance, high pressure control valves that we produce.

  Aerospace and Military Markets. The aerospace and military markets we serve include applications used on military combat and transport aircraft, helicopters, missiles, tracked vehicles and ships. CIRCOR products are also used on commercial aircraft, smaller commuter and business aircraft, and space launch vehicles, space shuttles and satellites. Our products are also sold into the support infrastructure for these markets, from laboratory equipment to ground support maintenance equipment. The products supplied are used in hydraulic systems, fuel systems, water systems and air systems. These products are typically custom-designed for specific applications to optimize performance, reliability, quality and minimum weight/volume.

  HVAC and Maritime Markets. The heating, air conditioning and ventilation market utilizes valves and control systems, primarily in steam-related applications. Although certain new commercial applications are converting to hot water heating, most metropolitan areas, universities and commercial institutions are heated by a central steam loop.

  Steam control products are also used in the maritime market, which includes US Navy and commercial shipping. Leslie Controls sells steam regulators, water regulators, and electric actuated shut-off valves to this market. Leslie Controls has focused its sales efforts towards growth of its international business, where steam use is more prevalent, especially in emerging markets. Building on established relationships in Europe and creating new channels of distribution in Latin America and Asia, CIRCOR is positioning itself for growth in these areas.

  Pharmaceutical, Medical and Analytical Instrumentation Markets. The pharmaceutical industry uses products manufactured by our Instrumentation and Fluid Regulation Products Group in research & development, analytical instrumentation, steam generation, pilot plant and process measurement applications. We believe that automation and control of process and increased efficiency requirements in the pharmaceutical industry will continue to drive the demand for these products.

  The medical devices market CIRCOR serves consists of the following categories: surgical and medical instruments, orthopedic devices and surgical supplies, diagnostic reagents, electromedical equipment, x-ray equipment and dental equipment. The Instrumentation and Fluid Regulation Products Group markets its products to original equipment manufacturers of surgical and medical instruments.

  The analytical instrumentation market includes laboratory instruments and measuring and controlling instruments. The key drivers in the laboratory instrumentation and analytical instrumentation market are industrial capital investment spending in research and development and plant equipment. Non-industrial construction spending and government spending on research and development and defense are secondary drivers.

  Laboratory instruments requiring valves and fittings include gas chromatographs, mass spectrometers and liquid chromatographs. This represents a significant original equipment manufacturers' market for valves, fittings and other products from the Instrumentation and Fluid Regulation Products Group.

  Process control instruments requiring valves and fittings include process analytical instruments and differential pressure transmitters. These categories not only require valves and fittings in or attached to the instrument, but also often require extensive sampling extraction systems installed by the manufacturer, system integrators or site contractors. The primary economic driver of process control instruments is spending on nondurable-goods plant and equipment, including chemicals, pulp & paper, electric and gas utilities, and petroleum refining.

Business Objectives and Strategies

Our objective is to create a diversified, international fluid-control company. Our key strategies will be to:

  . Continue to build market positions through acquisitions;

  . Capitalize on integration opportunities;

  . Expand product offerings through internal product development;

  . Diversify into a variety of fluid-control industries and markets; and

  . Expand our geographic coverage

  Continue to build market positions through acquisitions. We plan to continue our acquisition strategy, having completed 24 transactions since September 1984. We believe that the global valve industry remains highly fragmented, with numerous potential acquisition candidates. We plan to expand our current market positions, primarily through acquisitions in the Instrumentation and Fluid Regulation Product Group, thereby reducing our exposure to the cyclicality of the petrochemical industry. Although we are constantly evaluating acquisition opportunities, at this time there are no discussions or negotiations taking place with any potential acquisition candidate.

  Capitalize on integration opportunities. Management believes that there remain meaningful synergies to be realized from the reorganization of CIRCOR as an independent company and from recent acquisitions. The integration of Go Regulator and of Hoke, our largest acquisition to date, with Circle Seal should result in cost savings and revenue growth. We are completing integration of two manufacturing facilities into existing operations of the Instrumentation and Fluid Regulation Products Group. The acquisition of Hoke has enabled Circle Seal and Go Regulator to expand their presence in overseas markets, most notably in Europe. Circle Seal has also incorporated Hoke's and Go Regulator's product lines into its strong domestic marketing and distribution channels.

  Within the Petrochemical Products Group, KF Industries' recent consolidation of the Watts industrial products division has allowed it to merge the administrative and manufacturing functions, which is expected to reduce operating costs and improve manufacturing efficiencies within this group of businesses. The acquisition of the Telford Valve "Top Flow" brand name product line not only expands KF Industries' product offering through existing oil field distribution channels, but also provides an entry into the industrial market segment. The SSI acquisition provided KF Industries with a strainer product line that can be marketed through KF Industries' existing petrochemical distribution networks. While this acquisition broadens KF Industries' product offerings to the petrochemical market, our strategy is to continue to expand the strainer product line to other markets through internal development and/or acquisitions. KF Industries expects to reduce the selling, general and administrative costs of both Telford Valve and SSI by centralizing and/or eliminating functions that can be combined with KF Industries' existing operations.

  Management's consolidation strategy is expected to provide continued fold-in acquisitions which offer integration savings opportunities and marketing and distribution benefits.

  Expand product offerings through internal product development. New products are being developed through engineering efforts within our existing businesses. Our Instrumentation and Fluid Regulation Products Group focuses on providing our customers with customized products designed to meet their specifications. Circle Seal's product development efforts are currently directed to provide new products under the Circle Seal, Hoke and Go Regulator franchises which can be mass-marketed through its global distributor network. Recent product offerings include an excess flow check valve line, three new check valve lines, a new diaphragm shut-off valve line and a miniature solenoid valve line. Leslie Controls is developing control valves up to the 4,500 pound class, 16" diameter range. They have also developed Hastelloy-C construction valves for chemical weapons disarmament programs. KF Industries and Pibiviesse are developing products to take our international gas transmission expertise and compete more effectively in the North American market for these products. KF Industries is also developing products such as Class 150 and 300 3-way diverter valves, Class 150, 300 and 600 check valves and floating ball valves with spring energized lip seal designed for chemical plants and refineries. Management plans to continue to invest in its internal research and development program and to integrate product development across its businesses.

  Diversify into a variety of fluid-control industries and markets. Through the acquisition of businesses, we intend to diversify our product offerings to appeal to an increasing variety of industries and markets. In addition to focusing on acquisitions outside of the petrochemical market, we are implementing strategic actions to broaden our distribution and product offerings in companies such as KF Industries, which historically has earned the majority of its revenues in the oil and gas industry, to expand its industrial market presence.

  Expand our geographic coverage. Management believes there are ample opportunities to grow through expanding geographic coverage. KF Industries is broadening its presence in Latin America, Western Africa and the Middle East, often expanding to meet US customers' growing international businesses. Pibiviesse is joint marketing with KF Industries to increase its presence in North America as well as increasing its penetration of markets such as China, Russia, Latin America, and the Middle East. Within the Instrumentation and Fluid Regulation Products Group, Hoke's strong international distribution network is benefitting other companies within the group.

Products

  The following table lists the principal products and markets served by each of the companies within our two groups. Within a majority of our product lines, we believe that we have the broadest product offerings in terms of the distinct designs, sizes and configurations of our valves.

INSTRUMENTATION AND FLUID REGULATION PRODUCTS GROUP
 Company              Principal Products                     Primary Markets Served

Circle Seal           Motor operated valves; check valves;   General industrial; semiconductors;
                      relief valves; pneumatic valves;       medical; pharmaceutical; cryogenics;
                      solenoid valves; regulators            aerospace; military

Hoke                  Compression tube fittings; pipe        Petrochemical; oil and gas; general
                      fittings; instrument ball and needle   industrial; analytical instrumentation;
                      valves; cylinders and cylinder valves; compressed natural gas/natural gas
                      actuators                              vehicles

Leslie Controls       Regulators; steam control valves;      General industrial and power;
                      actuators; steam-water heaters         maritime; chemical processing

Spence Engineering/   Pilot operated and direct steam        Heating, ventilation and air
Nicholson Steam Trap  regulators; steam control valves;      conditioning; general industrial
                      safety and relief valves; steam traps

PETROCHEMICAL PRODUCTS GROUP

 Company       Principal Products                     Primary Markets Served

KF Industries  Threaded and flanged-end floating ball Oil and gas exploration, production, valves; butterfly valves; gate valves; refining and transmission; general actuators; pipeline closures; trunnion industrial; maritime; chemical supported ball valves; needle valves;  processing
               check valves; strainers

Pibiviesse     Forged steel ball valves               Oil and gas exploration, production
                                                      and transmission

Sales and Distribution

  CIRCOR sells its products to distributors and end-users primarily through commissioned representatives and secondarily through a direct sales force. Our representative network offers a technically trained sales force with strong relationships to key markets without fixed costs to us. Our representatives also have established distributors and resellers who stock products that have more predictable demand and usage patterns.

  Management believes that CIRCOR's multifaceted sales and distribution channel is a competitive strength, providing access to all markets. Management believes that it has good relationships with its representatives and distributors and continues to implement marketing programs to enhance these relationships. Ongoing distribution-enhancement programs include maximizing shelf stock delivery and turns, reducing assemble-to-order lead times, new product introductions and competitive pricing.

  KF Industries has a strong distribution and consigned warehouse network, making it the preferred choice for many of the larger and independent supply stores. We also sell products directly to certain large original equipment manufacturers, contractors and end users. Such accounts require custom specification engineering support and other individualized services that we can best offer directly. KF Industries is positioned to increase its sales through this distribution channel as it continues to acquire and accumulate a wider variety of valve products.

Manufacturing

  We have fully integrated and highly automated manufacturing capabilities including machining operations and assembly. Our machining operations feature computer-controlled machine tools, high-speed chucking machines and automatic screw machines for machining brass, iron and steel components. Management believes that fully integrated manufacturing capabilities are essential in the valve industry in order to control product quality, to be responsive to customers' custom design requirements and to ensure timely delivery. Product quality and performance are a priority for our customers, especially since many of the product applications involve caustic or volatile chemicals and, in many cases, involve processes that require precise control of fluids. We have implemented or are currently implementing integrated enterprise-wide software systems at all of our major locations to make operations more efficient and to improve communications with suppliers and customers.

  We are committed to maintaining our manufacturing equipment at a level consistent with current technology in order to maintain high levels of quality and manufacturing efficiencies. As part of this commitment, we have spent a total of $9,499,000, $6,115,000 and $5,457,000 on capital expenditures for the fiscal years ended June 30, 1999, 1998 and 1997, respectively. Depreciation and amortization for such periods were $12,762,000, $7,844,000 and $6,916,000, respectively.

  Management believes that its current facilities will meet near-term production requirements without the need for additional facilities.

Quality Control

  Products representing a majority of our sales have been approved by applicable industry standards agencies in the United States and European markets. We have consistently advocated the development and enforcement of performance and safety standards, and are currently planning new investments and implementing additional procedures as part of our commitment to meet these standards. We maintain quality control and testing procedures at each of our manufacturing facilities in order to produce products in compliance with code requirements. Additionally, all of our major manufacturing subsidiaries have acquired ISO 9000, 9001 or 9002 certification from the International Organization for Standardization and, for those in the Petrochemical Products Group, American Petroleum Institute certification.

  Our products are designed, manufactured and tested to meet the requirements of various government or industry regulatory bodies. The primary industry standards that our Instrumentation and Fluid Regulation Products Group meet are Underwriters' Laboratory, American National Standards Institute, American Society of Mechanical Engineers, U.S. Military Standards, the American Gas Association and the Department of Transportation. The primary industry standards that our Petrochemical Products Group meet are American National Standards Institute, American Society of Mechanical Engineers, the American Petroleum Institute and Factory Mutual.

Product Development

  We continue to develop new and innovative products to enhance our market positions. Our product development capabilities include the ability to design and manufacture custom applications to meet high tolerance or close precision requirements. For example, KF Industries has fire-safe testing capabilities, Circle Seal has the ability to meet all the testing specifications of the aerospace industry and Pibiviesse can meet the tolerance requirements of sub-sea and cryogenic environments. These testing and manufacturing capabilities have enabled us to develop customer-specified applications, unique characteristics of which have been subsequently utilized in broader product offerings. Research and development expenditures by the Company during fiscal years 1999, 1998 and 1997 were $6,094,000, $5,479,000 and $5,581,000, respectively.

Raw Materials

  The raw materials used most often in our production processes are stainless steel, carbon steel, cast iron, and brass. We purchase these materials from numerous suppliers nationally and internationally, and have not historically experienced significant difficulties in obtaining these commodities in quantities sufficient for our operations. However, these materials are subject to price fluctuations which may adversely affect our results of operations. Historically, increases in the prices of raw materials have been partially offset by increased sales prices, an active materials management program and the diversity of materials used in our production processes.

Properties

  We maintain 15 major facilities worldwide, including 14 manufacturing facilities located in the United States, Canada, Europe and the People's Republic of China. Many of these facilities contain sales offices or warehouses from which we ship finished goods to customers, distributors and commissioned representative organizations.

  In general, we believe that our properties, including machinery, tools and equipment, are adequate and suitable for their intended uses. We believe that the manufacturing facilities are currently operating at normal capacity. This utilization is subject to change as a result of increases or decreases in revenues.

  Our corporate headquarters are located in Burlington, Massachusetts. The following is a list of our major properties.

                                                    Approx.
Company                          Location           Sq. Ft.    Owned/Leased    Principal Use
-------                          --------           ------- ------------------ --------------
Instrumentation and Fluid Regulation Products Group
Circle Seal Controls    Corona, California          105,000 Owned              Manufacturing,
                                                                               Administrative
Hoke                    Berlin, Connecticut          25,000 Leased             Manufacturing
Hoke                    Spartanburg, South Carolina 116,000 Leased             Manufacturing
Circle Seal Controls
 (Aerodyne)             Ronkonkoma, New York         26,000 Leased             Manufacturing
Go Regulator            San Dimas, California       114,000 Owned              Manufacturing
Leslie Controls         Tampa, Florida              150,000 Owned              Manufacturing,
                                                                               Administrative
Spence Engineering      Walden, New York             80,000 Owned              Manufacturing
Petrochemical Products
 Group
KF Industries           Oklahoma City, Oklahoma     162,000 Owned              Manufacturing,
                                                                               Administrative
KF Industries           Houston, Texas               58,000 Owned              Warehouse
SSI                     Burlington, Ontario, Canada  25,000 Owned              Manufacturing
Telford Valve           Edmonton, Alberta, Canada    25,000 Leased             Manufacturing
KF Industries
 (Contromatics
 Industrial Products)   New Hampshire                25,000 Leased             Manufacturing
Suzhou (Joint Venture)  Suzhou, PR China             70,000 Owned              Manufacturing
                                                            (30 yr land lease)
Pibiviesse              Nerviano, Italy             170,000 Leased             Manufacturing,
                                                                               Administrative
DeMartin                Naviglio, Italy              22,000 Leased             Manufacturing

Competition

  The domestic and international markets for fluid-control products are highly competitive. Some of our competitors have substantially greater financial, marketing, personnel and other resources than CIRCOR. We consider product quality and performance, price, distribution capabilities and breadth of product offerings to be the primary competitive factors in these markets. Management believes that new product development and product engineering are also important to CIRCOR' success and that our position in the industry is attributable, in significant part, to our ability to develop innovative products quickly and to adapt and enhance existing products.

  The primary competitors of our Instrumentation and Fluid Regulation Products Group include: Swagelok, Parker Hannifin Corporation, Spirax-Sarco Engineering plc, Hoffman Specialty (a subsidiary of ITT Industries, Inc.), Keystone and Kunkle Industries, Inc. (a division of Tyco International, Inc.), Fisher Controls Corp. (a subsidiary of Emerson Electric Co.), Armstrong International, Inc., Jordon Valve (a division of Richards Industries), Masoneilan North America (a division of Dresser Industries, Inc.), Flowseal (a division of Crane Co.), Flowserve Corporation and Copes-Vulcan Inc. The primary competitors of our Petrochemical Products Group include: Grove Valve and Regulator Co. (a division of the Halliburton Company), Cooper Cameron Corporation, Apollo (a division of Conbraco Industries, Inc.), Jamesbury, Inc. (a division of Neles Control Group which is part of the Rauma Corporation), Worcester Controls Corp. (a subsidiary of BTR, Inc.), Kitz Corp. of America, Velan Valve Corp., Balon Corp. and Flow Control Technologies.

Trademarks & Patents

  We own patents that are scheduled to expire between 2004 and 2016 and trademarks that can be renewed as long as we continue to use them. We do not believe that the vitality and competitiveness of our business as a whole depends on any one or more patents or trademarks. We also own certain licenses such as software licenses, but we do not believe that our business as a whole depends on any one or more licenses.

Customers, Cyclicality and Seasonality

  For the year ended June 30, 1999, no single customer accounted for more than 10% of revenues for either the Instrumentation and Fluid Regulation Products Group or the Petrochemical Products Group.

  We have experienced and expect to continue to experience fluctuations in revenues and operating results due to economic and business cycles. Our business, specifically the petrochemical business, is cyclical in nature as the worldwide demand for oil and gas fluctuates. When the worldwide demand for oil and gas is depressed, the demand for our products used in those markets is reduced. Future changes in demand for petrochemical products could have a material effect on our business, financial condition and results of operations. Similarly, although not to the same extent as the petrochemical markets, the aerospace, military and maritime markets have historically experienced cyclical fluctuations in demand which could also have a material effect on our business, financial condition and results of operations.

  We do not believe that our business is subject to seasonal fluctuations of a material nature.

Backlog

  Backlog was $55,664,000 at June 30, 1999, compared to $70,072,000 at June 30, 1998. The decrease in backlog is primarily due to the reduction in major oil and gas project activity in response to lower world-wide oil and gas prices. The decrease in project activity principally affected the backlog of Pibiviesse SpA and KF Industries, Inc.

Employees

  As of June 30, 1999, our worldwide operations directly employed approximately 1,635 people, in addition to 80 employees in the Suzhou joint venture. We have approximately 75 employees in the United States and Canada who are covered by collective bargaining agreements. We also have 80 employees in Italy covered by union regulations. We believe that our employee relations are good.

Government Regulation

  As a result of their manufacturing and assembly operations, our businesses are subject to federal, state, local and foreign laws as well as other legal requirements relating to the generation, storage, transport and disposal of materials. These laws include, without limitation, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act and the Comprehensive Environmental Response, Compensation and Liability Act.

  We do not currently anticipate any materially adverse impact on our results of operations, financial condition or competitive position as a result of compliance with federal, state, local and foreign environmental laws or other legal requirements. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of our manufacturing operations and there is no assurance that material liabilities or charges could not arise. During fiscal 1999 CIRCOR capitalized approximately $273,000 related to environmental and safety control facilities and expects to capitalize $286,000 during the next twelve months. CIRCOR also incurred and expensed $235,000 of other related charges during fiscal 1999 and expects to incur approximately $553,000 during the next twelve months.

Product Liability, Environmental and Other Litigation Matters

  We, like other worldwide manufacturing companies, are subject to a variety of potential liabilities connected with our business operations, including potential liabilities and expenses associated with possible product defects or failures and compliance with environmental laws. We maintain $5.0 million in aggregate product liability insurance and $85.0 million coverage available under an excess umbrella liability insurance policy. We believe this coverage to be generally in accordance with industry practices. Nonetheless, such insurance coverage may not be adequate to protect us fully against substantial damage claims which may arise from product defects and failures or from environmental liability.

  Leslie Controls, Inc. and Spence Engineering Company, both subsidiaries of CIRCOR, are third-party defendants in 314 civil product liability actions filed against ship owner defendants in the U.S. District Court, Northern District of Ohio (Cleveland) between the 1980s and 1996. These cases are part of tens of thousands of maritime asbestos cases filed in this court against multiple defendants. The ship owner defendants' third-party claims in the Leslie and Spence cases typically involve 20-30 third-party defendants. The claims against Leslie and Spence assert that the packing in metal pumps and the gaskets in metal valves supplied by Leslie and Spence contained asbestos which contributed to the asbestos exposure of plaintiffs who worked on the defendants' ships. To date, two cases involving Leslie only have settled in a way that required a payment from Leslie. One case settled in 1995 with a $2,000 payment from Leslie; another settled in 1989 with a $500 payment from Leslie. These thousands of cases are subject to court ordered moratoriums on answers and motion practice, and the very small percentage of these cases that have come to trial since 1996 have not involved Leslie or Spence. Although new cases continue to be filed against the defendant ship owners, third-party claims against Leslie or Spence have not been filed since 1996.

  Leslie and its insurers are in dispute over payment of approximately $560,000 in legal fees incurred to defend these cases through 1994. The dispute resulted from a gap in Leslie's insurance coverage from 1965 to 1973, and discussions regarding the $560,000 payment are ongoing. Of the approximately $295,000 of legal fees incurred after 1994 and through December 1998, it is likely that Leslie will pay 41%, or approximately $121,000.

  We have established total reserves of $1.7 million for all of the claims discussed above, including reserves of $681,000 relating to the claims disputed by our insurance carriers, and we do not believe it is reasonably likely that a range of loss could occur in excess of the amounts accrued. We have not recorded any probable third-party recoveries of our own on these claims.

  We are currently a party to or otherwise involved in various administrative or legal proceedings under federal, state or local environmental laws or regulations involving a number of sites, in some cases as a participant in a group of potentially responsible parties, referred to as PRPs. Two of these sites, the Sharkey and Combe Landfills in New Jersey, are listed on the National Priorities List. With respect to the Sharkey Landfill, we have been allocated 0.75% of the remediation costs, an amount which is not material to us. With respect to the Combe Landfill, we have settled the Federal Government's claim for an amount which is immaterial and anticipate settling with the State of New Jersey for an amount not greater than that paid to the Federal Government. In addition we are involved as a PRP with respect to the Solvent Recovery Service of New England site and the Old Southington landfill site, both in Connecticut. These sites are on the National Priorities List but, with respect to both sites, we have the right to indemnification from third parties. Based on currently available information, we believe that our share of clean-up costs at these sites will not be material.

                                   MANAGEMENT

Directors

  The directors of CIRCOR are described below.

                                                            Class (Year of
                                                            Annual Shareholders
                       Principal Occupation or              Meeting on Which
 Name                  Employment for Past Five Years   Age Term Expires)
 ----                  ------------------------------   --- -------------------
 David A. Bloss, Sr.   Mr. Bloss was appointed           49     III (2002)
                       Chairman, President and Chief
                       Executive Officer of CIRCOR in
                       1999. He joined Watts as
                       Executive Vice President in
                       July 1993 and has served as
                       President and Chief Operating
                       Officer from April 1997 until
                       the distribution. Prior to
                       joining Watts, Mr. Bloss was
                       associated for five years with
                       the Norton Company, a
                       manufacturer of abrasives and
                       cutting tools, serving most
                       recently as President of the
                       Superabrasives Division. Mr.
                       Bloss is also a director of
                       Watts and will resign as a
                       director of Watts immediately
                       after the distribution.
 Dewain K. Cross       Mr. Cross was the Senior Vice     61      II (2001)
                       President of Finance for
                       Cooper Industries, Inc. and is
                       now retired. Mr. Cross is also
                       a director of Magnetek, Inc.
 David F. Dietz        Mr. Dietz or his professional     50       I (2000)
                       corporation has been a partner
                       of the law firm of Goodwin,
                       Procter & Hoar LLP since 1984.
                       Mr. Dietz is also a director
                       of the Andover Companies, a
                       property and casualty
                       insurance company and High
                       Liner Foods (USA), Inc., a
                       frozen foods company.
 Timothy P. Horne      Mr. Horne has been the Chief      61     III (2002)
                       Executive Officer of Watts
                       since 1978 and Chairman of the
                       Board of Watts since 1986.
                       Prior to that, Mr. Horne
                       served as the President of
                       Watts from 1976 to 1978 and
                       again from 1994 to April 1997.
                       Mr. Horne joined Watts in
                       September 1959 and has been a
                       director of Watts since 1962.
 Daniel J. Murphy, III Mr. Murphy has been the           57      II (2001)
                       Chairman of Northmark Bank
                       since August 1987. Prior to
                       forming Northmark Bank in
                       1987, Mr. Murphy was a
                       Managing Director of
                       Knightsbridge Partners, Inc.,
                       a venture capital firm, from
                       January to August 1987, and
                       President and Director of
                       Arltru Bancorporation, a bank
                       holding company, and its
                       wholly owned subsidiary,
                       Arlington Trust Company from
                       1980 to 1986. Mr. Murphy is
                       also a director of Bay State
                       Gas Company and has been a
                       director of Watts since 1986.

Executive Officers

  The executive officers of CIRCOR are described below.

 Name                Position                                           Age
 ----                --------                                           ---
 David A. Bloss, Sr. Chairman of the Board, Chief Executive Officer,    49
                     President and Director
 Cosmo S. Trapani    Chief Financial Officer, Treasurer and Secretary   60
 Alan R. Carlsen     Vice President, Operations                         51
 George M. Orza      Vice President, Operations                         50

  David A. Bloss, Sr. was appointed Chairman, President and Chief Executive Officer in 1999. He joined Watts as Executive Vice President in July 1993 and served as President and Chief Operating Officer from April 1997 until the distribution. Prior to joining Watts, Mr. Bloss was associated for five years with the Norton Company, a manufacturer of abrasives and cutting tools, serving most recently as President of the Superabrasives Division.

  Cosmo S. Trapani joined CIRCOR in August 1999 as Chief Financial Officer, Treasurer and Secretary. From 1990 to 1999, Mr. Trapani was the Chief Financial Officer of Unitrode Corporation, a publicly traded manufacturer of analog and mixed signal integrated circuits.

  Alan R. Carlsen joined CIRCOR in August 1999 as Vice President, Operations. Mr. Carlsen served as Group Vice President of Steam Products for Watts from September 1998 until the distribution. Prior to that time, Mr. Carlsen was the Vice President and General Manager of Leslie Controls, Inc. from July 1997 to September 1998, was the corporate Vice President of Manufacturing of Watts from June 1995 to July 1997 and prior to that was Director of Manufacturing for Senior Flexonics, Inc., a manufacturer of tubular goods.

  George M. Orza joined CIRCOR in August 1999 as Vice President, Operations. Mr. Orza served as Group Vice President of KF Industries from April 1999 until the distribution. Mr. Orza served as Vice President/General Manager of KF Industries from December 1995 to April 1999. Prior to that time, Mr. Orza was associated for 19 years with ITT Barton, a manufacturer of measurement and control instrumentation products and services, most recently as Director of Marketing Oil & Gas.

Summary Compensation Table

  The following table presents information regarding the compensation, if any, paid by Watts to each of CIRCOR's four most highly compensated executive officers for the fiscal year ended June 30, 1999.

                                                                 Long Term
                                       Annual Compensation  Compensation Awards
                                       -------------------- -------------------
Name and                                              Bonus Restricted
Principal                              Fiscal Salary   ($)  Stock Units Options
Position (1)                            Year    ($)    (2)  ($) (3) (4)   (#)
------------                           ------ ------- ----- ----------- -------
David A. Bloss, Sr....................  1999  326,667   --     4,093    45,000
Chairman of the Board, Chief
Executive Officer and President
Cosmo S. Trapani......................  1999       --   --        --        --
Chief Financial Officer, Treasurer,
Secretary
Alan R. Carlsen.......................  1999  158,333   --     8,336    10,000
Vice President, Operations
George M. Orza........................  1999  167,885   --       527    10,000
Vice President, Operations

--------
(1) Each of Messrs. Bloss, Trapani, Carlsen and Orza became an officer of CIRCOR as of August 10, 1999.
(2) Represents the cash portion of bonuses awarded under the Watts Executive Incentive Bonus Plan.
(3) Represents the dollar value (net of any consideration paid by the named executive officer) of restricted stock units received under the Watts Management Stock Purchase Plan in August 1999, determined by multiplying the number of restricted stock units received by the closing market price of Watts class A common stock of $19.25 on the date of grant of the restricted stock units.
(4) Each of the named executive officers other than Mr. Trapani made an election in December 1998 under the Watts Management Stock Purchase Plan to receive restricted stock units in lieu of a specified percentage or dollar amount of his actual annual incentive cash bonus or for a specified dollar amount, up to 100% of his targeted maximum cash bonus. The named executive officers received these awards in Watts restricted stock units on August 9, 1999 under the Watts Management Stock Purchase Plan. The number of restricted stock units awarded was equal to the named executive officer's election amount divided by the restricted stock unit cost, which was 67% of the closing market price of Watts common stock on August 9, 1999. After the distribution, Watts restricted stock units held by CIRCOR employees will be replaced by CIRCOR restricted stock units of equivalent value under the CIRCOR management stock purchase plan.

Option Grants

  The following table shows option grants by Watts to the named executive officers during fiscal year 1999. After the distribution, these options will be terminated and will be replaced with CIRCOR options of comparable value.

Option Grants During Fiscal Year 1999

                                                                             Potential
                                                                            Realizable
                                                                         Value of Assumed
                                                                          Annual Rates of
                                                                               Stock
                                                                               Price
                                                                           Appreciation
                                                                          for Option Term
                                        Individual Grants                       (3)
                         ----------------------------------------------- -----------------
                                          % of Total
                              Number       Options
                          of Securities   Granted to Exercise
                            Underlying    Employees  Or Base
                             Options      In Fiscal   Price   Expiration
Name                     Granted(#)(1)(2)  Year (%)   ($/Sh)     Date    5% ($)   10% ($)
----                     ---------------- ---------- -------- ---------- ------- ---------
David A. Bloss, Sr.
 (4)....................      45,000         23.3    18.4375   8/11/08   521,663 1,322,213
Cosmo S. Trapani........          --           --         --        --        --        --
Alan R. Carlsen (5).....      10,000          5.2    18.4375   8/11/08   115,925   293,825
George M. Orza (5)......      10,000          5.2    18.4375   8/11/08   115,925   293,825

--------
(1) All options were granted on August 11, 1998.
(2) Options vest over five years at the rate of 20% per year on successive anniversaries of the respective dates on which the options were granted and generally terminate upon the earlier of the optionee's termination of employment, subject to certain exceptions, or ten years from the date of grant.
(3) Based upon the market price on the date of grant and an annual appreciation at the rate stated on such market price through the expiration date of such options. The dollar amounts in these columns are the result of calculations at the 5% and 10% rate set by the SEC and therefore are not intended to forecast possible future appreciation, if any, of Watts' stock price.
(4) Awarded under the Watts 1989 Nonqualified Stock Option Plan.
(5) Awarded under the Watts 1996 Stock Option Plan.

Option Exercises

  The following table shows Watts stock option exercises for named executive officers during fiscal year 1999 and the fiscal year-end value of unexercised Watts options. After the distribution, any remaining unexercised Watts options will be terminated and will be replaced by CIRCOR options of comparable value.

Aggregated Option Exercises In Fiscal Year 1999 and Fiscal Year Option Values

                                                      Number of           Value of Unexercised
                                                 Unexercised Options      In-the-Money Options
                                              at Fiscal Year End (#)(2) at Fiscal Year End ($)(3)
                                              ------------------------- -------------------------
                           Shares
                          Acquired    Value
                         On Exercise Realized
Names                        (#)     ($) (1)  Exercisable Unexercisable Exercisable Unexercisable
-----                    ----------- -------- ----------- ------------- ----------- -------------
David A. Bloss, Sr......       0         0      96,000       129,000      119,875      109,687
Cosmo S. Trapani........      --        --          --            --           --           --
Alan R. Carlsen.........       0         0      14,500        33,000       16,875       32,813
George M. Orza..........       0         0       4,500        26,000        5,625       24,375

--------
(1) Represents the difference between the market price on the date of exercise and the exercise price of the options before income taxes.
(2) Options vest over five years at the rate of 20% per year on successive anniversaries of the respective dates on which the options were granted and generally terminate upon the earlier of the optionee's termination of employment, subject to certain exceptions, or ten years from the date of grant.
(3) Represents the difference between the market price on the last day of the fiscal year and the exercise price of the options before income taxes.

Treatment of Options and Restricted Stock Units in the Distribution

  Watts currently maintains the Watts 1986 Incentive Stock Option Plan, the Watts 1989 Non-qualified Stock Option Plan and the Watts 1996 Stock Option Plan, and options are currently outstanding under each plan. Each current holder of options to purchase shares of Watts common stock under these plans who will continue to be an employee or director of Watts following the distribution will have the exercise price and number of shares subject to his or her Watts options equitably adjusted to give effect to the distribution.

  Watts options held by individuals who will be CIRCOR employees after the distribution will be terminated and will be replaced by CIRCOR options with comparable values, based upon the closing price on the New York Stock Exchange of Watts stock immediately before the date on which when-issued trading in CIRCOR common stock begins and the closing price on the New York Stock Exchange of CIRCOR stock as of the date on which when-issued trading in CIRCOR common stock begins. Both the exercise prices and the number of shares of CIRCOR common stock subject to the replacement CIRCOR options will be equitably adjusted to give effect to the distribution. The vesting provisions and the other terms and conditions of the replacement CIRCOR options will remain the same.

  In addition, Watts currently maintains the Watts Management Stock Purchase Plan, under which participants may elect to receive restricted stock units in lieu of all or a portion of their pre-tax annual incentive bonus and, in some circumstances, make after-tax contributions in exchange for restricted stock units. When vested, each restricted stock unit is payable in a share of Watts common stock. Each current participant in the Watts Management Stock Purchase Plan who will continue to be employed by Watts following the distribution will have the number of shares attributable to him or her under the Watts Management Stock Purchase Plan equitably adjusted to give effect to the distribution.

  Furthermore, in connection with the distribution, each restricted stock unit outstanding under the Watts Management Stock Purchase Plan which is attributable to an individual who will be a CIRCOR employee after the distribution will be appropriately converted into a restricted stock unit payable in CIRCOR common stock after the distribution, pursuant to the terms of the CIRCOR Management Stock Purchase Plan (which is a component plan of the CIRCOR 1999 Stock Option and Incentive Plan). Each restricted stock unit will be 100% vested three years after the date of its original grant, and at the end of a deferral period, if one is specified by the participant, CIRCOR will issue one share of CIRCOR common stock for each vested restricted stock unit. Cash dividends equivalent to those paid on Watts common stock (or CIRCOR common stock after the distribution) will be credited to the participant's account for each nonvested restricted stock unit and will be paid in cash to such person when such restricted stock units become vested. Such dividends will also be paid in cash to individuals for each vested restricted stock unit held during any deferral period.

CIRCOR 1999 Stock Option and Incentive Plan

  The CIRCOR 1999 Stock Option and Incentive Plan (the "1999 Stock Plan") was adopted by our Board of Directors and approved by Watts, in its capacity as our sole shareholder, on August 10, 1999. In order to ensure that compensation paid pursuant to the 1999 Stock Plan will qualify as "performance-based compensation" not subject to the federal tax limitations on deductibility of certain executive compensation in excess of $1 million, we intend to seek shareholder approval of the material terms of the performance goals under the 1999 Stock Plan at our first shareholder meeting, which is anticipated to occur in the spring of 2000. Such shareholder approval is not required for any other purpose.

  Generally, the 1999 Stock Plan permits the grant of the following types of awards:

  . incentive stock options;

  . non-qualified stock options;

  . deferred stock awards;

  . restricted stock awards;

  . unrestricted stock awards;

  . performance share awards; and

  . dividend equivalent rights.

  Grants of awards may be made under the 1999 Stock Plan to our officers, other employees and directors. The 1999 Stock Plan currently provides for the issuance of up to 2,000,000 shares of common stock (subject to adjustment for stock splits and similar events). The number of shares available for grant under the 1999 Stock Plan will not be reduced by the issuance of shares of CIRCOR common stock as a result of the substitution of awards under the 1999 Stock Plan for stock and stock-based awards held by employees of an acquired or merged corporation. Options with respect to no more than 500,000 shares of common stock (subject to adjustment for stock splits and similar events) may be granted to any one individual in any calendar year. The maximum award of restricted stock, deferred stock or performance shares (or combination thereof) for any one individual that is intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code may not exceed 200,000 shares of common stock (subject to adjustment for stock splits and similar events) for any performance cycle.

Summary of the 1999 Stock Plan

  The following is a summary of material terms of the 1999 Stock Plan, which is filed as an exhibit to the registration statement of which this document is a part.

  Administration. The 1999 Stock Plan provides for administration by either the Board of Directors or a committee of not fewer than two non-employee directors, as appointed by the Board of Directors from time to time.

  The Administrator has full power to select, from among the employees and directors eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 1999 Stock Plan. The Administrator may permit common stock, and other amounts payable pursuant to an award, to be deferred. In such instances, the Administrator may permit interest, dividends or deemed dividends to be credited to the amount of deferrals.

  Eligibility and Limitations on Grants. All officers, employees and directors of the Company are eligible to participate in the 1999 Stock Plan, subject to the discretion of the Administrator. In no event may any one participant receive options to purchase more than 500,000 shares of common stock (subject to adjustment for stock splits and similar events) during any one calendar year, as stated above. In addition, as stated above, the maximum award of restricted stock, deferred stock or performance shares (or combination thereof) for any one individual that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code may not exceed 200,000 shares of common stock (subject to adjustment for stock splits and similar events) for any performance cycle.

  Stock Options. Options granted under the 1999 Stock Plan may be either incentive options (within the definition of Section 422 of the Code) or non-qualified options. Options granted under the 1999 Stock Plan will be non-qualified options if they (1) fail to meet such definition of incentive options, (2) are granted to a person not eligible to receive incentive options, or (3) otherwise so provide. Incentive options may be granted only to our officers or other employees. Non-qualified options may be granted to persons eligible to receive incentive options and to non-employee directors.

  Other Option Terms. The Administrator has authority to determine the terms of options granted under the 1999 Stock Plan. Generally, except in the case of options granted in replacement of terminated Watts options, incentive options granted to employees and non-qualified options granted to non-employee directors will be granted with an exercise price that is not less than the 100% of the fair market value of the shares of common stock on the grant date, and all other non-qualified options will be granted at not less than 80% of the fair market value of the shares of common stock on the grant date. The fair market value will be the last reported sale price of our common stock on the NYSE on the date of grant.

  The term of each option will be fixed by the Administrator and may not exceed ten years from date of grant. The Administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 1999 Stock Plan, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments, based on achievement of performance requirements and/or the completion of a specified period of service, and the exercisability of options may be accelerated by the Administrator. In general, unless otherwise permitted by the Administrator, no option granted under the 1999 Stock Plan is transferable by the optionee other than by will or by the laws of descent and distribution, and options may be exercised during the optionee's lifetime only by the optionee, or by the optionee's legal representative or guardian in the case of the optionee's incapacity.

  Options granted under the 1999 Stock Plan may be exercised for cash or, if permitted by the Administrator:

  . by transfer to us (either actually or by attestation) of shares of common stock which are not then subject to restrictions under any stock plan, which have been held by the optionee for at least six months or were purchased on the open market, and which have a fair market value equivalent to the option exercise price of the shares being purchased; or

  . by compliance with certain provisions pursuant to which a securities broker delivers the purchase price for the shares to us.

  At the discretion of the Administrator, stock options granted under the 1999 Stock Plan may include a "re-load" feature pursuant to which an optionee exercising an option by the delivery of shares of common stock would automatically be granted an additional stock option (with an exercise price equal to the fair market value of the common stock on the date the additional stock option is granted) to purchase that number of shares of common stock equal to the number delivered to exercise the original stock option and withheld to satisfy tax liabilities. The purpose of this feature is to enable participants to maintain an equity interest in the Company without dilution.

  To qualify as incentive options, options must meet additional Federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

  Tax Withholding. Participants under the 1999 Stock Plan are responsible for the payment of any federal, state or local taxes which we are required by law to withhold upon any option exercise or vesting of other awards. Participants may elect to have the minimum tax withholding obligation satisfied either by authorizing us to withhold shares of common stock to be issued pursuant to an option exercise or other award, or by transferring to us shares of common stock having a value equal to the amount of such taxes.

  Restricted Stock Awards. The Administrator may grant shares (at par value or for a higher purchase price determined by the Administrator) of common stock to any participant subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of pre-established performance goals and/or continued employment (or other business relationship) with us through a specified vesting period. The vesting period will be determined by the Administrator. The purchase price of shares of restricted stock will be determined by the Administrator. If the applicable performance goals and other restrictions are not attained, the participant will forfeit his or her award of restricted stock. Dividends paid on restricted stock may be paid, waived, deferred or invested, as set forth in the award agreement.

  Deferred Stock Awards. The Administrator may also award phantom stock units as deferred stock awards to participants. Deferred stock awards are ultimately payable in the form of shares of common stock and may be subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment (or other business relationship) with us through a specified vesting period. During the deferral period, subject to terms and conditions imposed by the Administrator, the deferred stock awards may be credited with dividend equivalent rights. Subject to the consent of the Administrator, a participant may make an advance election to receive a portion of his or her compensation or restricted stock award otherwise due in the form of a deferred stock award.

  The CIRCOR Management Stock Purchase Plan, which is filed as an exhibit to this registration statement, is a component of the 1999 Stock Plan. Certain key employees and directors are eligible to participate in the plan, which provides that eligible employees may elect to receive restricted stock units in lieu of all or a portion of their pre-tax annual incentive bonus and, in some circumstances, make after-tax contributions in exchange for restricted stock units. In addition, non-employee directors may elect to receive restricted stock units in lieu of all or a portion of their annual directors' fees. Participants are required to make an election no later than December 31 of the calendar year prior to calendar year for which the annual incentive bonus will be determined or the compensation or directors' fees will be paid. Each restricted stock unit represents the right to receive one share of CIRCOR common stock after a three-year vesting period, and a participant may elect to defer receipt of shares of common stock for an additional period of time after the vesting period. Furthermore, income and the associated income taxes will be deferred until the time that the restricted stock units are converted to shares of common stock. Restricted stock units are granted at a discount of 33% from the fair market value of the shares of common stock on the date of grant. The date of grant is the date that the annual incentive bonuses, compensation or directors' fees are paid or would otherwise be paid.

  Unrestricted Stock Awards. The Administrator may also grant shares (at par value or for a higher purchase price determined by the Administrator) of common stock which are free from any restrictions under the 1999 Stock Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation due to such participant.

  Performance Share Awards. The Administrator may grant performance share awards to any participant, which will entitle the recipient to receive shares of common stock upon the achievement of specified individual or company performance goals and such other conditions as the Administrator shall determine. The Administrator may require that the vesting of certain awards of restricted stock, performance shares and deferred stock be conditioned on the satisfaction of performance criteria, which may include any or all of the following:

  .  our return on equity, assets, capital or investment;

  . our pre-tax or after-tax profit levels or those of any subsidiary, division, operating unit or business segment, or any combination of the foregoing;

  .  cash flow or similar measures;

  .  total stockholder return;

  .  changes in the market price of our common stock;

  .  sales or market share; or

  .  earnings per share.

  The Administrator will select the particular performance criteria within 90 days following the commencement of a performance cycle. In addition, as noted above, the maximum award of restricted stock, deferred stock or performance shares (or combination thereof) for any one individual that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code may not exceed 200,000 shares of common stock (subject to adjustment for stock splits and similar events) for any performance cycle.

  Dividend Equivalent Rights. The Administrator may grant dividend equivalent rights which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock. Dividend equivalent rights may be granted as a component of another award or as a freestanding award. Dividend equivalent rights credited under the 1999 Stock Plan may be paid currently or be deemed to be reinvested in additional shares of common stock, which may thereafter accrue additional dividend equivalent rights at fair market value at the time of deemed reinvestment or on the terms then governing the reinvestment of dividends under our dividend reinvestment plan, if any. Dividend equivalent rights may be settled in cash, shares of common stock or a combination thereof, in a single installment or installments, as specified in the award. Awards under the 1999 Stock Plan that are payable in cash on a deferred basis may provide for crediting and payment of interest equivalents.

  Mergers and Other Transactions. The 1999 Stock Plan provides that in the event of a merger, consolidation, dissolution or liquidation or similar transaction affecting us, all stock options will automatically become fully exercisable, and all other awards with conditions relating solely to the passage of time and continued employment will automatically become fully vested, unless the Administrator otherwise specifies with respect to particular awards. Unless a provision is made for the assumption or substitution of outstanding awards (as appropriately adjusted), the 1999 Stock Plan and all outstanding awards will terminate upon the consummation of the transaction, although optionees will be permitted to exercise any vested outstanding options prior to, and subject to, the consummation of the transaction.

  Adjustments for Stock Dividends, Stock Splits, etc. The 1999 Stock Plan authorizes the Administrator to make appropriate adjustments to the number of shares of common stock that are subject to the 1999 Stock Plan and to any outstanding awards to reflect stock dividends, stock splits and similar changes in our capital stock.

  Amendments and Termination. The Board of Directors may at any time amend or discontinue the 1999 Stock Plan and the Administrator may at any time amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action may be taken that would adversely affect the rights of a holder under an outstanding award without the holder's consent. To the extent required by the Code to ensure that options granted under the 1999 Stock Plan qualify as incentive options, and to ensure that compensation earned under certain awards qualifies as performance-based compensation under Section 162(m) of the Code, certain amendments to the 1999 Stock Plan will be subject to approval by our shareholders.

Initial CIRCOR Option Grants

  The following table shows (i) new CIRCOR options and (ii) replacement CIRCOR options, each to be granted under the CIRCOR 1999 Stock Option and Incentive Plan to the named executive officers and directors immediately after the distribution. All options will be granted as of the distribution date. The options may be partially or fully vested at grant and will generally continue to vest at the rate of 20% of the specific grant per year. Generally, the options will terminate upon the earlier of the optionee's termination of employment or directorship, subject to certain exceptions, or ten years from the date of grant (or, if applicable, ten years from the date of grant of the Watts options being replaced).

                         Initial CIRCOR Option Grants

                                                                          Potential Realizable
                                                                            Value of Assumed
                                                                         Annual Rates of Stock
                                                                           Price Appreciation
                                      Individual Grants                    for Option Term (8)
                         ----------------------------------------------- ------------------------
                                          % of Total
                            Number         Options
                         of Securities    Granted to Exercise
                          Underlying      Employees  Or Base
                            Options       In Fiscal   Price   Expiration
Name                     Granted(#)(1)     Year (%)   ($/Sh)     Date      5% ($)       10% ($)
----                     -------------    ---------- -------- ---------- ----------   -----------
David A. Bloss, Sr......    100,000(2)(6)    11.3%     (6)     10/18/09
                             25,000(3)(6)     2.8%     (6)     10/18/09
                             73,636(4)(7)     8.4%     (7)      8/11/08
                             73,636(4)(7)     8.4%     (7)       8/4/07
                             73,636(4)(7)     8.4%     (7)       8/5/06
                             57,273(4)(7)     6.5%     (7)       9/1/05
                             57,273(4)(7)     6.5%     (7)       9/1/04
                             32,727(4)(7)     3.7%     (7)      7/19/03
                            493,182          55.9%

Cosmo S. Trapani........     42,000(2)(6)     4.8%     (6)     10/18/09
                             14,000(3)(6)     1.6%     (6)     10/18/09
                             56,000           6.4%

Alan R. Carlsen.........     25,000(2)(6)     2.8%     (6)     10/18/09
                             12,500(3)(6)     1.4%     (6)     10/18/09
                             16,364(4)(7)     1.9%     (7)      8/11/08
                             20,455(4)(7)     2.3%     (7)       8/4/07
                             24,545(4)(7)     2.9%     (7)       8/5/06
                             16,364(4)(7)     1.9%     (7)       9/1/05
                            115,227          13.1%

George M. Orza..........     22,000(2)(6)     2.5%     (6)     10/18/09
                             11,000(3)(6)     1.2%     (6)     10/18/09
                             16,364(4)(7)     1.9%     (7)      8/11/08
                             20,455(4)(7)     2.3%     (7)       8/4/07
                             13,091(4)(7)     1.5%     (7)       8/5/06
                             82,909           9.4%

Dewain K. Cross.........     12,000(5)(6)              (6)     10/18/09

David F. Dietz..........     12,000(5)(6)              (6)     10/18/09

Timothy P. Horne........     12,000(5)(6)              (6)     10/18/09

Daniel J. Murphy, III...     12,000(5)(6)              (6)     10/18/09

--------
(1) All options will be granted as of the distribution date.
(2) Options vest over five years at the rate of 20% per year on successive anniversaries of the date on which the options were granted.
(3) Options are a one-time grant of performance accelerated stock options and have a seven-year cliff vesting provision with a performance accelerator that triggers earlier vesting if certain of our financial goals are met.
(4) Options, granted as replacements for terminated Watts options, continue to vest at the rate of 20% of the specific grant per year.
(5) Options vest over three years at the rate of 33 1/3% per year on successive anniversaries of the date on which the options were granted.
(6) The number of securities underlying each option is shown for illustrative purposes only, and is based upon targeted Black-Scholes values using an assumed price for CIRCOR common stock on the distribution date. The actual number of securities underlying each option and the exercise price of each option will be based upon the reported closing price of CIRCOR common stock on the New York Stock Exchange on the distribution date, and the number of securities will be appropriately adjusted after the distribution date to maintain a pre-determined Black-Scholes value per grant, based upon the Black-Scholes value of CIRCOR common stock on the distribution date.
(7) The number of securities underlying each option is shown for illustrative purposes only, and is based upon an assumed pre-distribution price for Watts common stock and an assumed price for CIRCOR common stock. The actual number of securities underlying each option and the exercise price of each option will be based upon the reported closing price for Watts common stock on the New York Stock Exchange on the day before the date on which when-issued trading in CIRCOR common stock begins and the reported closing price for CIRCOR common stock on the New York Stock Exchange on the date on which when-issued trading in CIRCOR common stock begins.
(8) The actual exercise price of all options initially granted will be calculated as described in footnotes (6) and (7), and cannot be calculated prior to the date on which when-issued trading in CIRCOR common stock begins and the distribution date. Therefore, the potential realizable values cannot be projected.

Director Compensation

  Each non-employee director will receive a fee of $27,500 per year and also receive reimbursement for out-of-pocket expenses incurred in connection with attending board of directors or committee meetings. In addition, each non-employee director is eligible to receive grants of stock options under the 1999 Stock Option and Incentive Plan and defer compensation under the CIRCOR Management Stock Purchase Plan. Directors of CIRCOR who are our employees will not receive compensation for their services as directors.

Pension Plan and Supplemental Plan

  CIRCOR sponsors a qualified noncontributory defined benefit pension plan for eligible salaried employees, including the named executive officers specified in the Summary Compensation Table above (except for Mr. Trapani, who is not currently eligible to participate in the pension plan), and maintains a nonqualified noncontributory defined benefit supplemental plan for certain highly compensated employees, which also covers the named executive officers specified in the Summary Compensation Table (except for Mr. Trapani, who is not currently eligible to participate in the supplemental plan). The eligibility requirements of the pension plan are generally the attainment of age 21 and the completion of at least 1,000 hours of service in a specified 12-month period. The assets of the pension plan are maintained in a trust fund at State Street Bank and Trust Company. The pension plan is administered by the compensation committee, which is appointed by our board of directors. Annual contributions to the pension plan are computed by an actuarial firm based on normal pension costs and a portion of past service costs. The pension plan provides for monthly benefits to, or on behalf of, each participant at age 65 and has provisions for early retirement after attainment of age 55 and five or ten years of service and surviving spouse benefits after five years of service. Participants in the pension plan who terminate employment prior to retirement with at least five years of service are vested in their accrued retirement benefit. The pension plan is subject to the Employee Retirement Income Security Act of 1974, as amended.

  The normal retirement benefit for participants in the pension plan is an annuity payable monthly over the participant's life. If the participant is married, he or she will receive a spousal joint and 50% survivor annuity, unless an election out is made. Generally, the annual normal retirement benefit is an amount equal to 1.67% of the participant's final average compensation (as defined in the pension plan), reduced by the maximum offset allowance (as defined in the pension plan) multiplied by years of service (maximum 25 years). For the 1997, 1998 and 1999 plan years, annual compensation in excess of $160,000 per year is disregarded for all purposes under the pension plan ($150,000 for plan years prior to 1997). However, benefits accrued prior to the 1994 plan year may be based on compensation in excess of $150,000. Compensation recognized under the pension plan generally includes base salary and annual bonus.

  The supplemental plan provides additional monthly benefits to (i) a select group of key executives, (ii) individuals who were projected to receive reduced benefits as a result of changes made to the pension plan to comply with the Tax Reform Act of 1986 and (iii) executives who will be affected by IRS limits on compensation under the pension plan. The supplemental plan is not a tax-qualified plan, and is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended. The supplemental plan is not funded.

  Tier one benefits are provided under the supplemental plan to a select group of key executives. The annual benefit under tier one payable at normal retirement is equal to the difference between (1) 2% of the highest three year average pay multiplied by years of service up to ten years, plus 3% of average pay times years of service in excess of ten years, to a maximum of 50% of average pay, less (2) the annual benefit payable under the pension plan formula described above. Normal retirement age under tier one is age 62.

  The following table illustrates total annual normal retirement benefits (payable from both the pension plan and from the supplemental plan and assuming attainment of age 62 during 1999) for various levels of final average compensation and years of benefit service under tier one of the supplemental plan.

Final Average Compensation for       Estimated total Annual Retirement Benefit
Three Highest Consecutive Years   (Pension Plan plus Supplemental Plan, Tier One)
       in Last 10 Years                     Based on Years of Service(1)
-------------------------------  --------------------------------------------------
                                   5 Years     10 Years     15 Years     20 Years
                                 ----------- ------------ ------------ ------------
$100,000...................      $    10,000 $     20,000 $     35,000 $     50,000
 150,000...................           15,000       30,000       52,500       75,000
 200,000...................           20,000       40,000       70,000      100,000
 250,000...................           25,000       50,000       87,500      125,000
 300,000...................           30,000       60,000      105,000      150,000
 350,000...................           35,000       70,000      122,500      175,000
 400,000...................           40,000       80,000      140,000      200,000
 450,000...................           45,000       90,000      157,500      225,000
 500,000...................           50,000      100,000      175,000      250,000
 550,000...................           55,000      110,000      192,500      275,000
 600,000...................           60,000      120,000      210,000      300,000

--------
(1) The annual pension plan and supplemental plan benefits are computed on the basis of a straight life annuity.

  Messrs. Bloss, Carlsen and Orza have 7, 5 and 3 years, respectively, of benefit service under the pension plan (which includes years of benefit service credited under the Watts pension plan) and are eligible for tier one benefits. Mr. Trapani has no years of benefit service under the pension plan and is accordingly not currently eligible for any retirement benefits under the pension plan or the supplemental plan. Eligible employees are currently limited to a maximum annual benefit under the pension plan of $130,000 (subject to cost of living adjustments) under Internal Revenue Code requirements regardless of their years of service or final average compensation. Accordingly, under current salary levels and law, annual benefits are limited to such amount under the pension plan.

401(k) Plan

  CIRCOR sponsors a defined contribution 401(k) plan for eligible employees, including the named executive officers specified in the Summary Compensation Table above (except for Mr. Trapani, who is not currently eligible to participate in the 401(k) plan). The eligibility requirements of the 401(k) plan are generally the attainment of age 21 and the completion of at least 1,000 or more hours of service in a specified 12-month period. The assets of the 401(k) plan are maintained in a trust fund at Fidelity Institutional Retirement Services Company. The 401(k) plan is administered by the compensation committee, which is appointed by our Board of Directors.

  The 401(k) plan permits eligible employees to make pretax 401(k) contributions of 1% to 18% of compensation, which is defined in the 401(k) plan generally as W-2 pay, plus amounts deferred pursuant to the 401(k) plan and section 125 of the Internal Revenue Code, but excluding income realized upon the exercise of stock options and subject to certain other limitations. Compensation in excess of $160,000 per year ($150,000 for years prior to 1997) is disregarded under the 401(k) plan.

  In addition, the 401(k) plan provides for employer matching contributions of 30% of the first 4% of compensation (up to $40,000) contributed by a participant to the 401(k) plan. However, certain participants with compensation in excess of $60,000 and certain other participants are not eligible for employer matching contributions.

  Participants' accounts are always fully vested with respect to their 401(k) contributions and are fully vested with respect to employer matching contributions after five (5) years of vesting service or upon the participant's retirement date (as defined in the 401(k) plan). Participants may direct the investment of their accounts among the available investment funds. Participants may request hardship withdrawals and loans from the 401(k) plan while still employed. Participants may request a withdrawal of all or part of their vested account at or after age 59 1/2, whether or not still employed. Distributions at retirement, disability, death or termination of employment for any other reason are made in a single lump sum cash payment.

Employment Agreements

  We will enter into an employment agreement as of the distribution with Mr. Bloss, pursuant to which Mr. Bloss will serve as our Chief Executive Officer and President and as our Chairman of the Board for a term of three years beginning on the distribution date. The agreement will be automatically extended for an additional one-year term unless either we or Mr. Bloss elects to terminate it by notice in writing at least 90 days prior to the third anniversary of the agreement or each anniversary thereafter. Mr. Bloss's base salary is $400,000. Mr. Bloss is also eligible to receive incentive compensation in an amount to be determined by the Board.

  Upon termination of employment due to the death or disability of Mr. Bloss, all unexercisable stock options will immediately vest and will be exercisable for one year and we will pay health insurance premiums for Mr. Bloss and his family for one year.

  If employment is terminated by Mr. Bloss for "good reason," or if we terminate his employment without "cause," we will pay Mr. Bloss a severance payment equal to two times the sum of his average base salary and average incentive compensation (as determined in accordance with the agreement), payable over 24 months. In addition, certain CIRCOR options and restricted stock units held by Mr. Bloss will become exercisable or nonforfeitable, and Mr. Bloss will receive additional vesting credit under the supplemental plan.

  If a "change in control" (as defined in the agreement) occurs and Mr. Bloss's employment is terminated by us without cause or by Mr. Bloss with good reason within 18 months of such change in control, we will pay Mr. Bloss a lump sum amount in cash equal to three times the sum of his then current base salary and most recent bonus, all of his stock options and stock-based awards will become immediately exercisable, he will be fully vested in his accrued benefit under the supplemental plan, and we will pay health insurance premiums for Mr. Bloss and his family for one year. In addition, we will provide Mr. Bloss with a tax gross-up payment to cover any excise tax due.

  We will also enter into an employment agreement as of the distribution date with Mr. Trapani, who will have a base salary of $225,000. Pursuant to the agreement, Mr. Trapani will serve as our Chief Financial Officer, Treasurer and Secretary. The agreement has a term of one year and has substantially similar provisions as Mr. Bloss's agreement, except that the severance payment is equal to the sum of Mr. Trapani's average base salary and average incentive compensation (as determined in accordance with the agreement), payable over 12 months. In addition, if a "change in control" (as defined in the agreement) occurs and Mr. Trapani's employment is terminated by us without cause or by Mr. Trapani with good reason within 12 months of such change in control, we will pay Mr. Trapani a lump sum amount in cash equal to two times the sum of his then current base salary and most recent bonus. Mr. Trapani will not receive a tax gross-up payment with respect to any excise taxes; instead, if any excise taxes would apply, Mr. Trapani's severance payments will be reduced by us if Mr. Trapani would be better off on an after-tax basis.

Compensation Committee Interlocks and Insider Participation

  The members of our compensation committee are Messrs. Cross, Dietz and Murphy. None of these individuals is an executive officer of CIRCOR.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  After the distribution, Watts and CIRCOR will have continuing obligations to one another under the distribution agreement and certain other agreements described in "Relationship Between CIRCOR and Watts."

  Mr. Timothy P. Horne, a director of CIRCOR, is also a director of Watts and will, immediately after the distribution, beneficially own voting securities entitled to approximately 78.1% of the voting power of the outstanding Watts common stock and approximately 29.9% of the voting power of the outstanding CIRCOR common stock.

  Mr. David F. Dietz, a director of CIRCOR, has a professional corporation which is a partner of Goodwin, Procter & Hoar LLP, a law firm which provides legal services to CIRCOR.

  Mr. Daniel J. Murphy, III, a director of CIRCOR, is also a director of Watts.

Policy Regarding Insider Transactions

  Our policy is that any future transactions with our directors, officers, employees or affiliates be approved in advance by a majority of the Board of Directors, including a majority of the disinterested members of the Board, and be on terms no less favorable to CIRCOR than we could obtain from non-affiliated parties.

                   SECURITY OWNERSHIP OF CIRCOR COMMON STOCK
                  BY CERTAIN BENEFICIAL OWNERS, DIRECTORS AND
                         EXECUTIVE OFFICERS OF CIRCOR

  The table below sets forth certain projected information regarding the direct beneficial ownership of shares of CIRCOR common stock and the indirect beneficial ownership of CIRCOR common stock associated with the contemplated issuance of CIRCOR stock options immediately following the distribution, by:
(1) each person we estimate will beneficially own more than five percent (5%) of the outstanding shares of CIRCOR common stock; (2) each director of CIRCOR;
(3) each named executive officer; and (4) the directors and executive officers of CIRCOR as a group. The ownership information presented below with respect to all persons and organizations:

  . is based on beneficial ownership of Watts' common stock at September 10, 1999 excluding for this purpose any options to purchase Watts common stock;

  . reflects the distribution ratio of one share of CIRCOR common stock for every two shares of Watts common stock;

  . assumes no change in beneficial ownership of Watts' common stock or beneficial ownership of Watts options between such dates and the distribution date; and

  . "Beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared power to dispose of, or to direct the disposition of, a security. A person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

                                        Number of
                                          Shares
                                       Beneficially
Name of Beneficial Owner (1)             Owned(2)        Options(3) Total Percent
----------------------------           ------------      ---------- -------------
Timothy P. Horne (4)..................  3,955,391(5)(6)    12,000       29.9%
George B. Horne (4)(7)................  1,062,300              --       8.03%
Frederic B. Horne (8).................    920,236              --       6.96%
Daniel W. Horne (4)(9)................    667,920              --       5.05%
Deborah Horne (4)(9)..................    667,920              --       5.05%
Franklin Resources, Inc. (10).........    690,775              --       5.22%
David A. Bloss, Sr....................      4,500         493,182       1.70%
Dewain K. Cross.......................          0          12,000          *
David F. Dietz........................          0          12,000          *
Daniel J. Murphy, III.................      2,200          12,000          *
Cosmo S. Trapani......................          0          56,000          *
Alan R. Carlsen.......................      4,429         115,227          *
George M. Orza........................          0          82,909          *
All executive officers and
 directors as a group (8) persons.....  3,966,520         787,318       30.0%

--------
*  Less than one percent.

(1) The address of each shareholder in the table is c/o CIRCOR International, Inc., 35 Corporate Drive, Burlington, Massachusetts 01803, except that Frederic B. Horne's address is c/o Conifer Ledges, Ltd., 219 Liberty Square, Danvers, Massachusetts 01923 and Franklin Resources, Inc.'s address is 777 Mariners Island Blvd., San Mateo, California 94403.

(2) Assumes distribution of shares of CIRCOR common stock in accordance with the distribution ratio of one CIRCOR share for each two shares of Watts owned as of the record date.

(3) Reflects CIRCOR stock options to be issued as of the distribution date. See "Management--Initial CIRCOR Option Grants."

(4) Timothy P. Horne, George B. Horne, Daniel W. Horne and Deborah Horne, together with Tara V. Horne and Judith Rae Horne (as trustee and custodian for her minor daughter), as depositors under the 1997 Voting Trust (see footnote 6), may be deemed a "group" as that term is used in Section 13(d)(3) of the Exchange Act.

(5) Includes (i) 1,406,981 shares of common stock beneficially owned by Timothy P. Horne (for purposes of this footnote, "Mr. Horne"), (ii) 667,920 shares held for the benefit of Daniel W. Horne, Mr. Horne's brother, under a revocable trust for which Mr. Horne serves as sole trustee, (iii) 667,920 shares held for the benefit of Deborah Horne, Mr. Horne's sister, under a trust for which Mr. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv) 1,062,300 shares held for the benefit of George B. Horne, Mr. Horne's father, under a revocable trust for which Mr. Horne serves as co-trustee, (v) 20,000 shares owned by Tara V. Horne, Mr. Horne's daughter, (vi) 103,870 shares held by Judith Rae Horne, Mr. Horne's wife, as trustee and custodian for her minor daughter, (vii) 15,100 shares held for the benefit of Tara V. Horne, under an irrevocable trust for which Mr. Horne serves as trustee and (viii) 11,300 shares held for the benefit of Mr. Horne's minor daughter, under an irrevocable trust for which Mr. Horne serves as trustee. See footnote 7. A total of 1,375,610 of the shares noted in clause (i) and all of the shares noted in clauses (ii) through (viii) of this footnote (3,924,020 shares in the aggregate) are held in a voting trust for which Mr. Horne serves as trustee. See footnote 6.

(6) 1,375,610 shares of common stock held by Timothy P. Horne, individually, all shares of common stock held by trusts for the benefit of Daniel W. Horne, Deborah Horne, Tara V. Horne, Timothy P. Horne's minor daughter and George B. Horne, 103,870 shares of common stock held by Judith Rae Horne, as custodian and trustee for her minor daughter, and 20,000 shares of common stock held by Tara V. Horne (3,924,020 shares in the aggregate) are subject to the terms of The Amended and Restated George B. Horne Voting Trust Agreement--1997 (the "1997 Voting Trust"). Under the terms of the 1997 Voting Trust, the trustee (currently Timothy P. Horne) has sole power to vote all shares subject to the 1997 Voting Trust. Timothy P. Horne, for so long as he is serving as trustee of the 1997 Voting Trust, has the power to determine in his sole discretion whether or not proposed actions to be taken by the trustee of the 1997 Voting Trust shall be taken, including the trustee's right to authorize the withdrawal of shares from the 1997 Voting Trust (for purposes of this footnote, the "Determination Power"). In the event that Timothy P. Horne ceases to serve as trustee of the 1997 Voting Trust, no trustee thereunder shall have the Determination Power except in accordance with a duly adopted amendment to the 1997 Voting Trust. Under the terms of the 1997 Voting Trust, in the event Timothy P. Horne ceases to serve as trustee of the 1997 Voting Trust, then Walter J. Flowers, David F. Dietz and Daniel J. Murphy, III (the "Successor Trustees") shall thereupon become co-trustees of the 1997 Voting Trust. At any time, Timothy P. Horne, if then living and not subject to incapacity, may designate up to two additional persons, one to be designated as the primary designee (the "Primary Designee") and the other as the secondary designee ("Secondary Designee"), to serve in the stead of any Successor Trustee who shall be unable or unwilling to serve as a trustee of the 1997 Voting Trust. Such designations are revocable by Timothy P. Horne at any time prior to the time at which such designees become trustees. If any of the Successor Trustees is unable or unwilling or shall otherwise fail to serve as a trustee of the 1997 Voting Trust, or after becoming a co-trustee shall cease to serve as such for any reason, then there shall continue to be two trustees and a third trustee shall be selected in accordance with the following line of succession: first, any individual designated as the Primary Designee, next, any individual designated as the Secondary Designee, and then, any individual appointed by the holders of a majority in interest of the voting trust certificates then outstanding. In the event that the Successor Trustees shall not concur on matters not specifically contemplated by the terms of the 1997 Voting Trust, the vote of a majority of the Successor Trustees shall be determinative. No trustee or Successor Trustee shall possess the Determination Power unless it is specifically conferred upon such trustee by way of an amendment to the 1997 Voting Trust.

  The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by shareholders (including the trustee of any trust stockholder, whether or not such trust is then in existence) who deposited shares of common stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original deposit of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time or, if the trustees (if more than one) do not concur with respect to any proposed amendment at any time when any trustee holds the Determination Power, then by the trustee having the Determination Power. In certain cases (i.e., changes to the extension, termination and amendment provisions), each individual depositor must also approve amendments. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the requisite number of trustees required to take action under the 1997 Voting Trust. Voting trust certificates are subject to any restrictions on transfer applicable to the stock which they represent.

  Timothy P. Horne holds 35.1% of the total beneficial interest in the 1997 Voting Trust (the "Beneficial Interest") individually, 17.0% of the Beneficial Interest as trustee of a revocable trust, 17.0% of the Beneficial Interest as trustee of a trust revocable with the consent of the trustee, 26.8% of the Beneficial Interest as co-trustee of a revocable trust and 0.7% of the Beneficial Interest as trustee of two irrevocable trusts (representing an aggregate of 96.85% of the Beneficial Interest). George B. Horne holds 26.8% of the Beneficial Interest as co-trustee of a revocable trust. Tara V. Horne, individually and as a beneficiary of an irrevocable trust holds 0.9% of the Beneficial Interest, and Judith Rae Horne, as trustee or custodian for Timothy P. Horne's minor daughter, holds 2.7% of the Beneficial Interest.

(7) Consists of 1,062,300 shares held in a revocable trust for which Timothy
    P. Horne and George B. Horne serve as co-trustees. All of such shares are subject to the 1997 Voting Trust. See footnote 6.

(8) The information relating to the number and nature of Frederic B. Horne's beneficial ownership is based on a Schedule 13D filed with the Securities and Exchange Commission on September 17, 1999 by Frederic B. Horne (for purposes of this footnote, "Mr. Horne"). The equity and voting percentages were calculated as of September 10, 1999. Includes (i) 903,436 shares of common stock beneficially owned by Mr. Horne, (ii) 11,300 shares held for the benefit of Mr. Horne's minor daughter, under an irrevocable trust for which Mr. Horne serves as trustee, and (iii) 5,500 shares beneficially owned by Mr. Horne's minor daughter for which Mr. Horne is custodian.

(9) Shares held in a revocable trust for which Timothy P. Horne serves as sole trustee, and are subject to the 1997 Voting Trust. See footnote 6.

(10) The information is based on a Form 13F filed with the Securities and Exchange Commission by Franklin Resources, Inc., Franklin Advisory Services, Inc., Franklin Management, Inc. and Franklin Advisers, Inc. reporting their aggregate holdings of shares of Class A Common Stock as of February 10, 1999. Franklin Advisory Services, Inc., Franklin Management, Inc. and Franklin Advisors, Inc. have stated in the Form 13F that they are investment advisers registered under the Investment Advisers Act of 1940, and that as direct or indirect investment advisory subsidiaries of Franklin Resources, Inc. have all investment and/or voting power of the shares.

                         DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

  Upon completion of this offering, the authorized capital stock of the Company will consist of 29,000,000 shares of common stock, of which 13,228,877 shares will be issued and outstanding, and 1,000,000 shares of undesignated preferred stock issuable in one or more series by the Board of Directors, of which no shares will be issued and outstanding.

  Common Stock. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. Any issuance of preferred stock with a dividend preference over common stock could adversely affect the dividend rights of holders of common stock. Holders of common stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to any voting rights of the holders of any then outstanding preferred stock. The holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All outstanding shares of common stock, including the shares offered hereby, are, or will be upon completion of the offering, fully paid and non-assessable.

  The Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, which will be effective upon completion of this offering, provide that the number of directors shall be fixed by the Board of Directors, subject to the rights of the holders of any preferred stock then outstanding. The directors, other than those who may be elected by the holders of any preferred stock, are divided into three classes, as nearly equal in number as possible, with each class serving for a three-year term. Subject to any rights of the holders of any preferred stock to elect directors, and to remove any director whom the holders of any preferred stock had the right to elect, any director of CIRCOR may be removed from office only with cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director.

  Undesignated Preferred Stock. The Board of Directors of CIRCOR is authorized, without further action of the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in the Certificate. Any such preferred stock issued by CIRCOR may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock.

  The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or seeking to acquire, a significant portion of the outstanding common stock.

Certain Provisions of Certificate of Incorporation and By-laws

  A number of provisions of the Certificate and By-laws which will be effective upon completion of this offering concern matters of corporate governance and the rights of shareholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which shareholders may deem to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified Board of Directors and the ability of the Board to issue preferred stock without further shareholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if such removal or assumption would be beneficial to shareholders of the Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of shareholders, and could depress the market price of the common stock. The Board of Directors believes that these provisions are appropriate to protect the interests of CIRCOR and all of its shareholders.

  Meetings of Shareholders. The By-laws provide that a special meeting of shareholders may be called only by a majority of Board of Directors unless otherwise required by law. The By-laws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, the By-laws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new proposal which a shareholder wishes to make at an annual meeting of shareholders.

  No Shareholder Action by Written Consent. The Certificate provides that any action required or permitted to be taken by the shareholders of CIRCOR at an annual or special meeting of shareholders must be effected at a duly called meeting and may not be taken or effected by a written consent of shareholders in lieu thereof.

  Indemnification and Limitation of Liability. The By-laws provide that directors and officers of CIRCOR shall be, and in the discretion of the Board of Directors non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The By-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of shareholders or otherwise. The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or recision, for breach of fiduciary duty. CIRCOR also entered into indemnification agreements with each of its directors reflecting the foregoing and requiring the advancement of expenses in proceedings involving the directors in most circumstances.

  Amendment of the Certificate. The Certificate provides that an amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter approved by a majority (or two-thirds in the case of any proposed amendment to the provisions of the Certificate relating to stockholder action, the composition of the Board, limitation of liability or amendments of the Certificate) of the total votes eligible to be cast by holders of voting stock with respect to such amendment.

  Amendment of By-laws. The Certificate provides that the By-laws may be amended or repealed by the Board of Directors or by the shareholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the shareholders requires the affirmative vote of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of shareholders or a special meeting called for such purpose unless the Board of Directors recommends that the shareholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

Statutory Business Combination Provision

  Upon completion of the offering, CIRCOR will be subject to the provisions of
Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested shareholder" for a period of three years from the date that such person became an interested shareholder unless: (i) the transaction resulting in a person becoming an interested shareholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested shareholder; (ii) the interested shareholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested shareholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested shareholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested shareholder. Under Section 203, an "interested shareholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its shareholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the Certificate nor the By-laws contains any such exclusion; however, the Board of Directors of CIRCOR has voted to exempt from the coverage of Section 203 persons who will own 15% or more of the outstanding CIRCOR common stock immediately after the distribution.

Shareholder Rights Plan

  We have adopted a shareholder rights plan to help ensure that our shareholders receive fair and equal treatment in the event of any proposed acquisition of CIRCOR. The rights plan may delay, defer or prevent a change of control of CIRCOR and, therefore, could adversely affect shareholders' ability to realize a premium over the then-prevailing market price for our common stock in connection with such a transaction.

  In connection with the adoption of the rights plan, our Board of Directors will declare a dividend distribution of one preferred stock purchase right for each outstanding share of common stock to shareholders of record (the "rights plan record date") as of a specified date following the record date for the distribution. Each right will entitle its registered holder to purchase from us a unit consisting of one ten-thousandth of a share of CIRCOR's Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, at a cash exercise price per unit of $48.00, subject to adjustment.

  The rights initially will not be exercisable and will be attached to and will trade with all shares of common stock outstanding as of, and issued subsequent to, the rights plan record date. The rights will separate from the common stock and will become exercisable upon the earlier of the following (a "distribution event"):

  . the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons, referred to as an "acquiring person," has acquired beneficial ownership of 15% or more of the outstanding shares of common stock; or

  . the close of business on the tenth business day following the commencement of a tender offer or exchange offer that could result upon its completion in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of common stock; or

  . the declaration by the board of directors that a person or group that has become the beneficial owner of 10% or more of the outstanding shares of common stock is an "adverse person."

  Some of our shareholders will be "grandfathered persons" under the rights plan. They will be Timothy P. Horne, George B. Horne, Daniel W. Horne, Deborah Horne, Judith Rae Horne, Tara Horne, the George B. Horne Trust, the Daniel W. Horne Trust, the Deborah Horne Trust, the Tara Horne 1995 Trust, the Tiffany Horne 1984 Trust, the Tiffany Horne 1995 Trust, the George B. Horne Voting Trust, any trustees of that trust, and any other trust or entity of which Timothy P. Horne has the exclusive right to vote the shares held in such trust or by such entity. These individuals, trusts and entities are referred to in the rights plan as "family stockholders" and the family stockholders are permitted to own, collectively, 35% of the common stock. The rights plan also grandfathers any other person who or which, together with all their respective affiliates and associates, beneficially owns 15% or more of the outstanding shares of common stock as of the date on which CIRCOR announces the adoption of the rights plan. In the case of a grandfathered person, the rights will separate from the common stock and will become exercisable upon the earlier of the first two events described above, provided that for such purposes the applicable percentage for such grandfathered person is not 15% but is instead 35% in the case of the family stockholders and in the case of any other grandfathered person is the percentage ownership of the outstanding common stock owned by such person as of the date on which CIRCOR announces the adoption of the rights plan, plus 1%. In addition, a grandfathered person will not be an acquiring person unless it acquires additional shares of our common stock after the date on which CIRCOR announces the adoption of the rights plan in excess of the applicable grandfathered percentage.

  If a person becomes an acquiring person, the shareholder rights plan provides that as of the close of business ten calendar days after the first public announcement of that event, each holder of a right will be entitled to receive, upon payment of the exercise price, shares of preferred stock of our company having a market value of twice the exercise price of the right. If CIRCOR is acquired in a merger or similar transaction, the shareholder rights plan provides that as of the close of business ten calendar days following the first public announcement of that event, each holder of a right will be entitled to receive, upon payment of the exercise price, shares of common stock of the acquiring company having a market value of twice the exercise price of the right.

  In the event that our board of directors approves a transaction that it has determined is in the best interest of our shareholders but that otherwise would cause a distribution event under the rights plan, the board may, in connection with such approval, redeem the rights for a nominal price. Once the rights are redeemed, the transaction can proceed without causing a distribution event. The rights plan could make it more difficult for a third party to acquire, and could discourage a third party from acquiring or seeking to acquire, CIRCOR or a large block of the common stock of CIRCOR.

                     WHERE TO FIND ADDITIONAL INFORMATION

  CIRCOR has filed a registration statement with the Commission under the Exchange Act concerning the shares of CIRCOR common stock being received by Watts' shareholders in the distribution. This document does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with it. Statements made in this document concerning the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Act Registration Statement, you should refer to that exhibit for a more complete description of the matter involved.

  The registration statement and the exhibits and schedules filed with it may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Securities and Exchange Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or accessed electronically by means of the Securities and Exchange Commission's home page on the Internet (http://www.sec.gov).

  Following the distribution, CIRCOR will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Securities and Exchange Commission. CIRCOR will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to its shareholders in connection with its annual meetings of shareholders.

  No person is authorized by Watts or CIRCOR to give any information or to make any representations other than those contained in this document, and if given or made, such information or representations must not be relied upon as having been authorized.

                      INDEX TO CIRCOR INTERNATIONAL, INC.
                         COMBINED FINANCIAL STATEMENTS

Independent Auditors' Report................................................ F-2
Combined Balance Sheets..................................................... F-3
Combined Statements of Operations........................................... F-4
Combined Statements of Cash Flows........................................... F-5
Combined Statements of Changes in Shareholder's Equity...................... F-6
Notes to the Combined Financial Statements.................................. F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Watts Industries, Inc.

  We have audited the accompanying combined balance sheets of CIRCOR International, Inc. as of June 30, 1999 and 1998, and the related combined statements of operations, cash flows and shareholder's equity for each of the years in the three-year period ended June 30, 1999. In connection with our audits of the combined financial statements, we also audited the accompanying financial statement schedule of valuation and qualifying accounts. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of CIRCOR International, Inc. as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the each of the years in the three-year period ended June 30, 1999 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Boston, Massachusetts
August 3, 1999

                           CIRCOR INTERNATIONAL, INC.
                            COMBINED BALANCE SHEETS
                                 (in thousands)

                                                                 June 30,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents.................................. $  6,714  $  6,241
 Trade accounts receivable, less allowance for doubtful
  accounts of $2,949 in 1999 and $2,092 in 1998.............   49,857    53,565
 Inventories................................................  108,910    89,788
 Prepaid expenses and other assets..........................    6,817     2,634
 Deferred income taxes......................................   11,919     5,619
                                                             --------  --------
  Total Current Assets......................................  184,217   157,847
PROPERTY, PLANT AND EQUIPMENT...............................   76,682    55,982
OTHER ASSETS:
 Goodwill, net of accumulated amortization of $10,353 in
  1999 and $7,688 in 1998...................................   96,900    39,173
 Other......................................................    4,571     3,912
                                                             --------  --------
TOTAL ASSETS................................................ $362,370  $256,914
                                                             ========  ========
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
 Accounts payable........................................... $ 25,543  $ 28,345
 Accrued expenses and other current liabilities.............   19,448    15,238
 Accrued compensation and benefits..........................    5,705     5,099
 Income taxes payable.......................................    3,275     5,344
 Current portion of long-term debt..........................    4,178     2,977
                                                             --------  --------
  Total Current Liabilities.................................   58,149    57,003
LONG-TERM DEBT, NET OF CURRENT PORTION......................   22,404    12,776
DEFERRED INCOME TAXES.......................................   10,766     9,647
OTHER NONCURRENT LIABILITIES................................    7,675     4,568
MINORITY INTEREST...........................................    4,120     4,264
SHAREHOLDER'S EQUITY:
 Accumulated Other Comprehensive Income.....................     (691)      479
 Shareholder's Equity.......................................  259,947   168,177
                                                             --------  --------
  Total Shareholder's Equity................................  259,256   168,656
                                                             --------  --------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY.................. $362,370  $256,914
                                                             ========  ========

    The accompanying notes are an integral part of these combined financial statements.

                           CIRCOR INTERNATIONAL, INC.
                       COMBINED STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                  Fiscal Year Ended June 30,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
Net revenues..................................... $323,077  $288,969  $274,716
Cost of goods sold...............................  218,351   194,312   186,093
                                                  --------  --------  --------
 GROSS PROFIT....................................  104,726    94,657    88,623
Selling, general and administrative expenses.....   75,176    56,466    54,717
                                                  --------  --------  --------
 OPERATING INCOME................................   29,550    38,191    33,906
                                                  --------  --------  --------
Other (income) expense:
 Interest income.................................     (333)     (427)     (148)
 Interest expense................................    9,141     3,898     3,422
 Other...........................................     (229)     (306)      673
                                                  --------  --------  --------
                                                     8,579     3,165     3,947
                                                  --------  --------  --------
INCOME BEFORE INCOME TAXES.......................   20,971    35,026    29,959
Provision for income taxes.......................    8,461    12,601    10,345
                                                  --------  --------  --------
 NET INCOME...................................... $ 12,510  $ 22,425  $ 19,614
                                                  ========  ========  ========


    The accompanying notes are an integral part of these combined financial statements.

                           CIRCOR INTERNATIONAL, INC.
                       COMBINED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                     Fiscal Year Ended June
                                                               30,
                                                     -------------------------
                                                      1999     1998     1997
                                                     -------  -------  -------
 OPERATING ACTIVITIES
  Net Income.......................................  $12,510  $22,425  $19,614
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation...................................    9,440    6,312    5,844
    Amortization...................................    3,322    1,532    1,072
    Deferred income taxes (benefit)................    4,193      173     (151)
    (Gain) loss on disposal of property, plant and
     equipment.....................................      (54)      19      119
    Changes in operating assets and liabilities,
     net of
     effects from business acquisitions:
      Accounts receivable..........................   13,665   (6,254)    (204)
      Inventories..................................      209   (9,783)  (1,988)
      Prepaid expenses and other assets............   (3,102)   1,491   (1,842)
      Accounts payable, accrued expenses and other
       liabilities.................................  (19,655)   5,160    5,378
                                                     -------  -------  -------
    Net cash provided by operating activities......   20,528   21,075   27,842
                                                     -------  -------  -------
 INVESTING ACTIVITIES
  Additions to property, plant and equipment.......   (9,499)  (6,115)  (5,457)
  Disposal of property, plant and equipment........    1,208      146       --
  Increase in other assets.........................     (237)    (725)    (402)
  Business acquisitions, net of cash acquired......  (74,176) (22,503)    (933)
                                                     -------  -------  -------
    Net cash used in investing activities..........  (82,704) (29,197)  (6,792)
                                                     -------  -------  -------
 FINANCING ACTIVITIES
  Proceeds from long-term borrowings...............    4,331    2,957       93
  Payments of long-term debt.......................  (20,646)    (428)    (862)
  Net intercompany activity with Watts Industries,
   Inc.............................................   79,260    9,104  (17,036)
                                                     -------  -------  -------
    Net cash used in financing activities..........   62,945   11,633  (17,805)
                                                     -------  -------  -------
  Effect of exchange rate changes on cash and cash
   equivalents.....................................     (296)     143      (44)
                                                     -------  -------  -------
 INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.......................................      473    3,654    3,201
  Cash and cash equivalents at beginning of year...    6,241    2,587     (614)
                                                     -------  -------  -------
 CASH AND CASH EQUIVALENTS AT END OF YEAR..........  $ 6,714  $ 6,241  $ 2,587
                                                     =======  =======  =======

    The accompanying notes are an integral part of these combined financial statements.

                           CIRCOR INTERNATIONAL, INC.
                         COMBINED STATEMENTS OF CHANGES
                            IN SHAREHOLDER'S EQUITY
                                 (in thousands)

                                                      Accumulated
                                                         Other
                                       Shareholder's Comprehensive Comprehensive
                                          Equity        Income        Income
                                       ------------- ------------- -------------
YEARS ENDED JUNE 30,
BALANCE AT JUNE 30, 1996..............   $134,070       $ 1,051
 Net Income...........................     19,614            --       $19,614
 Cumulative translation adjustment....         --          (422)         (422)
 Net Intercompany activity............    (17,036)           --            --
                                                                      -------
COMPREHENSIVE INCOME..................                                $19,192
                                         --------       -------       =======
BALANCE AT JUNE 30, 1997..............    136,648           629
 Net Income...........................     22,425            --       $22,425
 Cumulative translation adjustment....         --          (150)         (150)
 Net intercompany activity............      9,104            --            --
                                                                      -------
COMPREHENSIVE INCOME..................                                $22,275
                                         --------       -------       =======
BALANCE AT JUNE 30, 1998..............    168,177           479
 Net Income...........................     12,510            --       $12,510
 Cumulative translation adjustment....         --        (1,170)       (1,170)
 Net Intercompany activity............     79,260            --            --
                                                                      -------
COMPREHENSIVE INCOME..................                                $11,340
                                         --------       -------       =======
BALANCE AT JUNE 30, 1999..............   $259,947       $ ( 691)
                                         ========       =======


    The accompanying notes are an integral part of these combined financial statements.

                          CIRCOR INTERNATIONAL, INC.
                    NOTES TO COMBINED FINANCIAL STATEMENTS

(1)Description of Business

  On December 15, 1998 the Board of Directors of Watts Industries, Inc. ("Watts") approved a plan to spin off its industrial, oil and gas businesses as an independent, publicly-traded company through a distribution (the "Distribution") to its shareholders of all of the outstanding shares of CIRCOR International, Inc. "CIRCOR" or the "Company"). CIRCOR will own the assets and assume the liabilities of Watts' industrial, oil and gas businesses. Watts expects the Distribution to be completed by October 18, 1999, after the appropriate approvals of third parties and the receipt of a private letter ruling from the Internal Revenue Service that the receipt of the Company shares by Watts shareholders will be tax-free and that no gain or loss will be recognized by Watts or Watts' shareholders on the Distribution. However, Watts' shareholders will be subject to tax on gains attributable to cash received in lieu of fractional shares.

  Prior to the Distribution, it is anticipated that CIRCOR will obtain an unsecured credit facility which is intended to provide sufficient liquidity for the Company's current funding needs. The Company expects the unsecured credit facility will have a four year term.

  In addition, CIRCOR and Watts will enter into several agreements providing for the separation of the companies and governing various relationships between CIRCOR and Watts, including a Distribution Agreement, Supply Agreement, and Tradename License Agreement.

(2) Basis of Presentation

  The accompanying Combined Financial Statements of CIRCOR include the results of operations and assets and liabilities directly related to CIRCOR's operations. CIRCOR's intercompany accounts and transactions have been eliminated.

  CIRCOR was allocated approximately $5,600,000, $4,900,000, and $4,400,000 of costs related to Watts' shared administrative functions in 1999, 1998 and 1997, respectively. The allocation was based on CIRCOR's revenue as a percent of Watts' total revenue and payroll as a percent of Watts' total payroll, and the allocation costs are included in the general, administrative and other expenses in the combined statements of operations. Management believes that such allocation methodology is reasonable. The expenses allocated to CIRCOR for these services are not necessarily indicative of the expenses that would have been incurred if CIRCOR had been a separate, independent entity and had otherwise managed these functions. Subsequent to the Distribution, CIRCOR will be required to manage these functions and will be responsible for the expenses associated with the management of CIRCOR as a public corporation. It is anticipated that when CIRCOR becomes a separate public company, administration expenses will increase by approximately $250,000 (unaudited) per year as a result of additional financial reporting requirements, stock transfer fees, director's fees, insurance and executive compensation and benefits.

  CIRCOR's operations have been financed through its operating cash flows. CIRCOR's interest expense includes an allocation of Watts' interest expense (Watts' weighted average interest rate applied to the average balance of investments by and advances from Watts to CIRCOR) and interest expense on its external debt. CIRCOR's external debt is primarily limited to capital lease obligations and, to a much lesser extent, assumed debt of acquired businesses and international third-party debt. CIRCOR is expected to have a capital structure different from the capital structure in the combined financial statements and accordingly, interest expense is not necessarily indicative of the interest expense that CIRCOR would have incurred as a separate, independent company.

  Income tax expense was calculated as if CIRCOR filed separate income tax returns. As Watts manages its tax position on a consolidated basis, which takes into account the results of all of its businesses, CIRCOR's effective tax rate in the future could vary from its historical effective tax rates. CIRCOR's future effective tax rate will largely depend on its structure and tax strategies as a separate, independent company.

(3)Accounting Policies

  Revenue Recognition

  Revenue is recognized upon shipment, net of a provision for estimated returns and allowances.

  Cash Equivalents and Short-Term Investments

  Cash equivalents consist of investments with maturities of three months or less at the date of original issuance. Short-term investments consist of participation in mutual funds whose portfolios consist principally of United States Government securities. Short-term investments are valued at cost, which approximates market.

  Inventories

  Inventories are stated at the lower of cost (principally first-in, first-out method) or market.

  Goodwill

  Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. This balance is amortized over 40 years using the straight-line method. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

  Property, Plant and Equipment

  Property, plant and equipment are recorded at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments.

  Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from 10 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment. Plant and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

  Long-Lived Assets

  Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In such instances, the carrying value of long-lived assets is reduced to their estimated fair value, as determined using an appraisal or a discounted cash flow approach, as appropriate.

  Income Taxes

  Prior to the Distribution, the Company's operations are included in the U.S. federal consolidated tax returns of Watts. The provision for income taxes includes the Company's allocated share of Watts' consolidated income tax provision and is calculated on a separate company basis pursuant to the requirements of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Allocated income taxes payable are reflected herein as being settled with Watts on a current basis. Deferred taxes are provided for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Foreign Currency Translation

  Balance sheet accounts of foreign subsidiaries are translated into United States dollars at fiscal year-end exchange rates. Operating accounts are translated at weighted average exchange rates for each year. Net translation gains or losses are adjusted directly to a separate component of shareholder's equity. The

  Company does not provide for U.S. income taxes on foreign currency translation adjustments since it does not provide for such taxes on undistributed earnings of foreign subsidiaries.

  Stock Based Compensation

  As allowed under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company accounts for its stock-based employee compensation plans in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees.

  Derivative Financial Instruments

  The Company uses foreign currency forward exchange contracts to manage currency exchange exposures in certain foreign currency denominated transactions. Gains and losses on contracts designated as hedges are recognized when the contracts expire, which is generally in the same time period as the underlying foreign currency denominated transactions.

  Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Standards

  In 1998, the Financial Accounting Standards Board issued SFAS 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," and SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The Company has adopted SFAS 132. The Company will adopt SFAS 133 on January 1, 2001. The impact of SFAS 133 on the combined financial statements is still being evaluated, but is not expected to be material.

  Also in 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed of Obtained for Internal Use," and SOP 98-5, "Reporting on the Costs of Start-Up Activities." The Company will adopt SOP 98-1 and SOP 98-5 in fiscal 2000. These statements are not expected to have a material affect the combined financial statements.

(4)Business Acquisitions

  On July 22, 1998, CIRCOR acquired Hoke, Inc. ("Hoke"), a multinational manufacturer of industrial valves and fittings, for approximately $85,000,000, including assumption of debt. The following table reflects unaudited pro forma combined results of operations of the Company and Hoke on the basis that the acquisition had taken place and was recorded at the beginning of the fiscal year for each of the periods presented:

                                 Fiscal Year Ended June 30,
                                 ---------------------------
                                     1999          1998
                                 ------------- -------------
                                       (in thousands)
           Revenues............. $     326,707 $     358,191
           Net income........... $      12,436 $      19,365

  In management's opinion the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 1998 or at the beginning of fiscal 1999 or of future operations of the combined companies under the ownership and management of CIRCOR.

  As allowed in the purchase agreement, the Company has initiated an arbitration proceeding against the former shareholders of Hoke to recover a portion of the purchase price based on alleged misrepresentations made by the former shareholders and errors in the financial information provided to the Company. At this time, the Company cannot determine how much, if any, of the purchase price will be recovered.

  In connection with the Hoke acquisition, the Company has implemented a plan to integrate certain of Hoke's operations and activities into the existing operations of the Company. This plan includes the closure of Hoke's headquarters facility and relocation of certain manufacturing operations to other CIRCOR facilities. As a result of this plan, it is anticipated that 170 former Hoke employees will be involuntarily terminated (45 employees have been involuntarily terminated to date). Details of costs recorded as part of the acquisition for the integration activities and the related activity to date are as follows:

                                                 Original Activity to Remaining
                                                 Accrual     Date      Balance
                                                 -------- ----------- ---------
                                                         (in thousands)
   Employee severance and related benefits.....  $ 3,167     $838      $2,329
   Relocation of employees.....................       45       --          45
   Other exit costs............................    1,365       76       1,289
                                                 -------     ----      ------
                                                 $ 4,577     $914      $3,663
                                                 =======     ====      ======

  During fiscal 1999, the Company also acquired SSI Equipment, Inc. of Burlington, Ontario, Canada, and Go Regulator, Inc. of San Dimas, California. In fiscal 1998 the Company acquired Telford Valve and Specialities, Inc. of Edmonton, Alberta, Canada, Atkomatic Valve Company, located in Indianapolis, Indiana and Aerodyne Controls Corp. of Ronkonoma, New York. All of these acquired companies are valve manufacturers and the aggregate purchase price of these acquisitions was approximately $33,400,000. The goodwill which resulted from these acquisitions is being amortized on a straight-line basis over a 40-year period.

  All acquisitions have been accounted for under the purchase method and the results of operations of the acquired businesses have been included in the combined financial statements from the date of acquisition. Had these acquisitions, other than Hoke, occurred at the beginning of fiscal year 1999, 1998 or 1997, the effect on operating results would not have been material.

(5)Inventories

  Inventories consist of the following:

                                                                   June 30,
                                                               -----------------
                                                                 1999     1998
                                                               --------- -------
                                                                (in thousands)
      Raw materials..........................................  $  45,098 $32,874
      Work in process........................................     23,087  25,970
      Finished goods.........................................     40,725  30,944
                                                               --------- -------
                                                               $ 108,910 $89,788
                                                               ========= =======

(6)Property, Plant and Equipment

  Property, plant and equipment consist of the following:

                                                                  June 30,
                                                              -----------------
                                                                1999     1998
                                                              --------  -------
                                                               (in thousands)
   Land.....................................................  $  6,222  $ 4,445
   Buildings and improvements...............................    26,022   22,041
   Machinery and equipment..................................   105,085   85,881
   Construction in progress.................................     6,548    2,106
                                                              --------  -------
                                                               143,877  114,473
   Accumulated depreciation.................................   (67,195) (58,491)
                                                              --------  -------
                                                              $ 76,682  $55,982
                                                              ========  =======

(7)Income Taxes

  The significant components of the Company's deferred income tax liabilities and assets are as follows:

                                                                  June 30,
                                                               ---------------
                                                                1999    1998
                                                               ------- -------
                                                               (in thousands)
   Deferred income tax liabilities:
     Excess tax over book depreciation.......................  $ 6,819 $ 5,373
     Inventory...............................................    3,327   3,437
     Other...................................................      620     837
                                                               ------- -------
     Total deferred income tax liabilities...................   10,766   9,647
                                                               ------- -------
   Deferred income tax assets:
     Accrued expenses........................................    5,554   1,849
     Net operating loss carryforward.........................      716      --
     Other...................................................    5,649   3,770
                                                               ------- -------
     Total deferred income tax assets........................   11,919   5,619
     Valuation allowance.....................................       --      --
                                                               ------- -------
     Net deferred income tax assets..........................   11,919   5,619
                                                               ------- -------
     Net deferred income tax asset (liability)...............  $ 1,153 $(4,028)
                                                               ======= =======

  The provision for income taxes is based on the following pre-tax income:

                                                         Fiscal Year Ended June
                                                                   30,
                                                         -----------------------
                                                          1999    1998    1997
                                                         ------- ------- -------
                                                             (in thousands)
   Domestic............................................  $14,011 $22,864 $25,238
   Foreign.............................................    6,960  12,162   4,721
                                                         ------- ------- -------
                                                         $20,971 $35,026 $29,959
                                                         ======= ======= =======

  The provision for income taxes consists of the following:

                                                        Fiscal Year Ended June
                                                                 30,
                                                        -----------------------
                                                         1999   1998     1997
                                                        ------ -------  -------
                                                            (in thousands)
   Current tax expense (benefit):
    Federal...........................................  $  173 $ 7,156  $ 8,481
    Foreign...........................................   2,408   3,085     (312)
    State.............................................      26   1,678    1,737
                                                        ------ -------  -------
                                                         2,607  11,919    9,906
                                                        ------ -------  -------
   Deferred tax expense (benefit):
    Federal...........................................   4,684     599      364
    Foreign...........................................     613     (22)      11
    State.............................................     557     105       64
                                                        ------ -------  -------
                                                         5,854     682      439
                                                        ------ -------  -------
                                                        $8,461 $12,601  $10,345
                                                        ====== =======  =======

  Actual income taxes reported from operations are different than those which would have been computed by applying the federal statutory tax rate to income before income taxes. The reasons for these differences are as follows:

                                                     Fiscal Year Ended June
                                                              30,
                                                     ------------------------
                                                      1999    1998     1997
                                                     ------  -------  -------
                                                         (in thousands)
   Computed expected federal income tax expense
    (benefit)......................................  $7,340  $12,259  $10,486
   State income taxes, net of federal tax benefit..     416      703    1,069
   Goodwill amortization...........................     806      284      314
   Foreign tax rate differential...................     384   (1,124)  (1,329)
   Other, net......................................    (485)     479     (195)
                                                     ------  -------  -------
                                                     $8,461  $12,601  $10,345
                                                     ======  =======  =======

  Undistributed earnings of the Company's foreign subsidiaries amounted to $3,216,629, $831,399 and $86,926 at June 30, 1999, 1998 and 1997,
  respectively. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been recorded thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Company will be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of U.S. income tax liability that would be incurred is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce some portion of any U.S. income tax liability. Withholding taxes of $160,831 would be payable upon remittance of all previously unremitted earnings at June 30, 1999. The Company made income tax payments of $4,715,782, $4,282,482 and $7,567,927 in fiscal years 1999, 1998 and 1997, respectively.

(8)Accrued Expenses and Other Current Liabilities

  Accrued expenses and other current liabilities consist of the following:

                                                                   June 30,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (in thousands)
   Commissions and sales incentives payable...................  $ 4,272 $ 2,846
   Acquisition related costs..................................    4,708   1,507
   Other......................................................   10,468  10,885
                                                                ------- -------
                                                                $19,448 $15,238
                                                                ======= =======

(9)Financing Arrangements

  Long-term debt consists of the following:

                                                                   June 30,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (in thousands)
   Industrial Revenue Bonds, maturing periodically from 2003
    through 2020, accruing interest at a variable rate based
    on weekly tax-exempt interest rates (3.88% and 3.60% at
    June 30, 1999 and 1998, respectively).....................  $12,540 $12,265
   Term Loan, maturing 2003, due in monthly installments of
    $108,333, bearing interest at prime or LIBOR plus 150
    basis points (8.5% at June 30, 1999)......................    4,658      --
   Capital Lease Obligations..................................    4,081      --
   Other borrowings...........................................    5,303   3,488
                                                                ------- -------
                                                                 26,582  15,753
   Less current portion.......................................    4,178   2,977
                                                                ------- -------
                                                                $22,404 $12,776
                                                                ======= =======

  The Company has an available revolving credit facility that provides for borrowings up to $13,000,000 at an interest rate of either prime or LIBOR plus 150 basis points. This credit facility expires on June 30, 2000, and no amounts were outstanding at June 30, 1999 or 1998.

  Certain of the Company's loan agreements contain covenants that require, among other items, maintenance of certain financial ratios and limit the Company's ability to enter into secured borrowing arrangements.

  Principal payments during each of the next five fiscal years are due as follows (in thousands): 2000-$4,178; 2001-$2,839; 2002-$3,149; 2003-$1,766;
  and 2004-$1,421. Interest paid for all periods presented in the accompanying combined financial statements approximates interest expense.

(10) Stock-Based Compensation

  CIRCOR employees were granted options under several Watts stock option plans through which key employees have been granted incentive (ISOs) and nonqualified (NSOs) options to purchase Watts class A common stock. Generally, options become exercisable over a five-year period at the rate of 20% per year and expire ten years after the date of grant. ISOs and NSOs granted under the plans have exercise prices of not less than 100% and 50% of the fair market value of the common stock on the date of grant, respectively. The total number of options granted to CIRCOR employees under the Watts stock option plans was 75,000 in fiscal 1999, 97,500 in fiscal 1998 and 111,000 in fiscal 1997.

  Certain CIRCOR employees also participated in Watts' Management Stock Purchase Plan which allows for the granting of Restricted Stock Units
  (RSUs) to key employees to purchase up to 1,000,000 shares of Watts class A common stock at 67% of the fair market value on the date of grant. RSUs vest annually over a three-year period from the date of grant. The difference between the RSU price and fair market value at the date of award is amortized to compensation expense ratably over the vesting period. At June 30, 1999, 47,756 RSUs were outstanding for CIRCOR employees. Compensation expense related to nonqualified stock options and restricted stock units recognized by the Company during fiscal years 1999, 1998 and 1997 amounted to $98,000, $72,000 and $26,000, respectively.

  Following the distribution, vested and non-vested Watts options held by CIRCOR employees will terminate in accordance with their terms, and vested and nonvested Watts RSUs held by CIRCOR employees will be converted into comparable awards based on CIRCOR stock under the CIRCOR Management Stock Purchase Plan and will be payable in shares of CIRCOR stock. CIRCOR will issue new CIRCOR options of equivalent value to CIRCOR employees.

  Pro forma information regarding net income (loss) is required by SFAS No. 123 for awards granted as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The weighted average grant date fair value of Watts options granted to CIRCOR employees during fiscal years 1999, 1998 and 1997 was $3.82, $5.52 and $3.72, respectively. The fair value of the Watts stock-based awards granted to CIRCOR employees was estimated using a Black-Scholes option pricing model and the following assumptions:

                                                      Fiscal Year Ended June
                                                                30,
                                                      -------------------------
                                                       1999     1998     1997
                                                      -------  -------  -------
   Expected life (years).............................     4.0      4.0      4.0
   Expected stock price volatility...................    15.0%    15.0%    15.0%
   Expected dividend yield...........................     1.9%     1.3%     1.8%
   Risk-free interest rate...........................    5.92%    5.54%    6.56%

  The Company's pro forma information follows:

                                                      Fiscal Year Ended June
                                                                30,
                                                      -------------------------
                                                       1999     1998     1997
                                                      -------  -------  -------
                                                          (in thousands)
   Net income--as reported........................... $12,510  $22,425  $19,614
   Net income--pro forma............................. $12,177  $22,153  $19,448

  The pro forma amounts above are not necessarily representative of the effects of stock-based awards on future pro forma net income because (1) future grants of employee stock options by CIRCOR management may not be comparable to awards made to employees while CIRCOR was part of Watts, (2) the assumptions used to compute the fair value of any stock option awards will be specific to CIRCOR and may not be comparable to the Watts assumptions used and (3) because SFAS 123 is applicable only to awards granted subsequent to June 30, 1995, the amounts exclude the pro forma compensation expense related to unvested options granted before 1995, and the pro forma effects will not be fully reflected until fiscal year 2000.

(11)Employee Benefit Plans

  Employees of CIRCOR participate in defined benefit pension plans sponsored by Watts covering substantially all of its domestic non-union employees. Benefits are based primarily on years of service and employees' compensation. The funding policy of Watts for these plans is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

  Following the Distribution, the Company will establish a defined benefit pension plan for the Company's domestic non-union employees that will provide benefits based on service with Watts and the Company. The Company will be liable for payment of all pension plan benefits earned by Company employees prior to and following the Distribution who retire after the Distribution. Watts will transfer assets to the Company's pension plan and the amount of the assets will be calculated as required using the asset allocation methodology set forth in Section 4044 of the Employee Retirement Income Security Act of 1974, as amended. The following tables reflect the components of the net pension cost and the funded status of the portion of the Watts retirement plans which represent the Company's share and are reflected in the combined financial statements.

                                                      Fiscal Year Ended June
                                                               30,
                                                      ------------------------
                                                       1999     1998     1997
                                                      -------  -------  ------
                                                          (in thousands)
   Change in projected benefit obligation
    Balance at beginning of year....................  $ 7,021  $ 5,035  $4,718
    Service costs...................................    1,085      786     684
    Interest costs..................................      531      459     378
    Actuarial loss/(gain)...........................     (623)     624    (849)
    Amendments......................................       --      117     104
                                                      -------  -------  ------
     Balance at end of year.........................  $ 8,014  $ 7,021  $5,035
                                                      =======  =======  ======
   Change in fair value of plan assets
    Balance at beginning of year....................  $ 6,459  $ 4,784  $4,472
    Actual return on assets.........................      595    1,323     164
    Employer contributions..........................      119      352     148
                                                      -------  -------  ------
     Fair value of plan assets at end of year.......  $ 7,173  $ 6,459  $4,784
                                                      =======  =======  ======
   Funded Status
    Unrecognized transition obligation/(asset)......  $  (257) $  (313) $ (370)
    Unrecognized prior service cost.................      207      229     136
    Unrecognized net actuarial loss/(gain)..........   (1,047)    (450)   (160)
                                                      -------  -------  ------
     Prepaid (accrued) benefit cost.................  $(1,938) $(1,096) $ (645)
                                                      =======  =======  ======
   Weighted Average Assumptions used
    Discount rate...................................     7.00%    7.00%   8.00%
    Expected return on plan assets..................     9.00%    9.00%   8.00%
    Rate of compensation............................     5.00%    5.00%   5.00%

  Substantially all domestic non-union employees of the Company participate in a 401(k) Savings Plan sponsored by Watts. Under the Plan, the Company matches a specified percentage of employee contributions, subject to certain limitations. Company expense incurred in connection with this plan was $216,287, $209,685 and $137,608 in fiscal years 1999, 1998 and 1997, respectively.

(12)Contingencies and Environmental Remediation

  Contingencies

  The Company has lawsuits and proceedings or claims arising from the ordinary course of operations pending or threatened. The Company has established reserves which management presently believes are adequate in light of probable and estimable exposure to the pending or threatened litigation of which it has knowledge. Such contingencies are not expected to have a material effect on financial position, results of operations, or liquidity of the Company.

  Environmental Remediation

  The Company has been named a potentially responsible party with respect to identified contaminated sites. The level of contamination varies significantly from site to site as do the related levels of remediation efforts. Environmental liabilities are recorded based on the most probable cost, if known, or on the estimated minimum cost of remediation. The Company's accrued estimated environmental liabilities are based on assumptions which are subject to a number of factors and uncertainties. Circumstances which can affect the reliability and precision of these estimates include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation and the time period over which remediation may occur. The Company recognizes changes in estimates as new remediation requirements are defined or as new information becomes available. The Company estimates that its accrued environmental remediation liabilities will likely be paid over the next five to ten years. Such environmental remediation contingencies are not expected to have a material effect on the financial position, results of operation, or liquidity of the Company.

(13)Financial Instruments

  Fair Value

  The carrying amounts of cash and cash equivalents, short-term investments, trade receivables and trade payables approximate fair value because of the short maturity of these financial instruments.

  The fair value of the Company's variable rate debt approximates its carrying value.

  Use of Derivatives

  The Company uses foreign currency forward exchange contracts to reduce the impact of currency fluctuations on certain anticipated intercompany purchase transactions that are expected to occur within the fiscal year and certain other foreign currency transactions. Related gains and losses are recognized when the contracts expire, which is generally in the same period as the underlying foreign currency denominated transaction. These contracts do not subject the Company to significant market risk from exchange movement because they offset gains and losses on the related foreign currency denominated transactions. At June 30, 1998, there were no significant amounts of open foreign currency forward exchange contracts or related unrealized gains or losses. At June 30, 1999, the Company had forward contracts to buy foreign currencies with a face value $9,000,000. These contracts mature on various dates between July 1999 and January 2000 and have a fair market value of $632,491 at June 30, 1999. The counterparties to these contracts are major financial institutions. The risk of loss to the Company in the event of non-performance by a counterparty is not significant.

(14)Related Party Transactions

  The Company conducts, under various contracts and agreements, business with various subsidiaries of Watts, which are not included in the combined financial statements. The following table summarizes transactions with these related parties:

                                                           Fiscal Year Ended
                                                                June 30,
                                                          --------------------
                                                           1999   1998   1997
                                                          ------ ------ ------
                                                             (in thousands)
       Purchases of Inventory............................ $7,484 $7,672 $8,182
       Sales of Goods.................................... $1,366 $1,081 $1,611

(15)Segment Information

  The following table presents certain operating segment information:

                            Instrumentation &
                            Fluid Regulation  Petrochemical  Corporate  Combined
                                Products        Products    Adjustments  Total
                            ----------------- ------------- ----------- --------
                                               (in thousands)
   Fiscal Year Ended June
    30, 1999
   Net Revenues............     $175,444        $147,633      $    --   $323,077
   Operating income
    (loss).................       24,844          10,323       (5,617)    29,550
   Identifiable assets.....      136,328         218,732        7,310    362,370
   Capital expenditures....        6,592           2,907           --      9,499
   Depreciation and
    amortization...........        7,939           4,823           --     12,762
   Fiscal Year Ended June
    30, 1998
   Net Revenues............     $110,332        $178,637      $    --   $288,969
   Operating income
    (loss).................       17,883          25,256       (4,948)    38,191
   Identifiable assets.....       97,245         153,186        6,483    256,914
   Capital expenditures....        1,586           4,529           --      6,115
   Depreciation and
    amortization...........        3,611           4,233           --      7,844
   Fiscal Year Ended June
    30, 1997
   Net Revenues............     $102,691        $172,025      $    --   $274,716
   Operating income
    (loss).................       17,280          21,012       (4,386)    33,906
   Identifiable assets.....       85,069         121,840        5,818    212,727
   Capital expenditures....        2,148           3,309           --      5,457
   Depreciation and
    amortization...........        3,544           3,372           --      6,916

  Each operating segment is individually managed and has separate financial results that are reviewed by the Company's chief operating decision-maker. Each segment contains closely related products that are unique to the particular segment. Refer to the Business section on pages 21 to 30 for further discussion of the products included in each segment.

  In calculating profit from operations for individual operating segments, substantial administrative expenses incurred at the operating level that are common to more than one segment are allocated on a net revenues basis. Certain headquarters expenses of an operational nature also are allocated to segments and geographic areas.

  All intercompany transactions have been eliminated, and inter-segment revenues are not significant.

  Net revenues by geographic area follow:

                                                      Fiscal Year Ended June 30,
                                                      --------------------------
                                                        1999     1998     1997
                                                      -------- -------- --------
                                                            (in thousands)
   United States....................................  $189,193 $196,927 $198,398
   Italy............................................    42,491   49,708   45,475
   Canada...........................................    27,830   23,783    7,682
   Other............................................    63,563   18,551   23,161
                                                      -------- -------- --------
                                                      $323,077 $288,969 $274,716
                                                      ======== ======== ========

  Long-lived assets by geographical area follow:

                                                                June 30,
                                                         -----------------------
                                                          1999    1998    1997
                                                         ------- ------- -------
                                                             (in thousands)
   United States.......................................  $64,773 $43,916 $44,388
   Italy...............................................    4,254   4,942   3,868
   Canada..............................................    2,671   1,154     353
   Other...............................................    4,984   5,970   6,102
                                                         ------- ------- -------
                                                         $76,682 $55,982 $54,711
                                                         ======= ======= =======

(16)Quarterly Financial Information (Unaudited)

                                                 First  Second   Third  Fourth
                                                Quarter Quarter Quarter Quarter
                                                ------- ------- ------- -------
                                                        (in thousands)
   Fiscal year ended June 30, 1999:
     Net revenues.............................. $80,997 $85,089 $79,234 $77,757
     Gross profit..............................  25,830  26,563  25,867  26,466
     Net income................................   3,706   3,134   2,493   3,177
   Fiscal year ended June 30, 1998:
     Net revenues.............................. $67,891 $67,624 $75,719 $77,735
     Gross profit..............................  22,805  23,274  25,267  23,311
     Net income................................   5,589   5,291   6,077   5,468

                                   SIGNATURE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 5, 1999.

                                          CIRCOR International, Inc.

                                          By:
                                              /s/ Cosmo Trapani
                                            -----------------------------------

                                            Name: Cosmo Trapani

                                            Title:Chief Financial Officer

                                                 Executive President &
                                                 Treasurer

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                           CIRCOR International, Inc.

                                 (in thousands)

--------------------------------------------------------------------------------
      Column A               Column B                   Column C                Column D      Column E
---------------------------------------------------------------------------------------------------------
                                                        Additions
                     ------------------------------------------------------------------------------------
                                                             Charged to Other
                            Balance at      Charged to Costs    Accounts -     Deductions  Balance at End
     Description        Beginning of Period   and Expenses       Describe     Describe (1)   of Period
---------------------------------------------------------------------------------------------------------
Year ended June 30,
 1999
Deducted from asset
 account:
 Allowance for
  doubtful
  accounts                    $2,092              $106          $1,259 (2)        $508         $2,949
Year ended June 30,
 1998
Deducted from asset
 account:
 Allowance for doubtful
  accounts                    $1,709              $493            $208 (2)        $318         $2,092
Year ended June 30,
 1997
Deducted from asset
 account:
 Allowance for
  doubtful
  accounts                    $1,803              $455              --            $549         $1,709

--------
(1) Uncollectible accounts written off, net of recoveries.
(2) Balance acquired in connection with acquisition of SSI and Hoke, Inc. in 1999, and Telford Valve in 1998.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
 ------                                -----------
   *2.1  Distribution Agreement between Watts Industries, Inc. and CIRCOR
         International, Inc.
  **3.1  Form of amended and restated certificate of incorporation of CIRCOR
         International, Inc.
  **3.2  Form of amended and restated by-laws of CIRCOR International, Inc.
  **4.1  Specimen stock certificate for shares of CIRCOR International, Inc.
         common stock, par value $.01 per share.
  **9.1  The Amended and Restated George B. Horne Voting Trust Agreement--1997
         dated as of September 14, 1999.
 **10.1  CIRCOR International, Inc. 1999 Stock Option and Incentive Plan.
 **10.2  Form of Incentive Stock Option Agreement under the 1999 Stock Option and Incentive Plan.
 **10.3  Form of Non-Qualified Stock Option Agreement for Employees under the
         1999 Stock Option and Incentive Plan (Five Year Graduated Vesting
         Schedule).
 **10.4  Form of Non-Qualified Stock Option Agreement for Employees under the
         1999 Stock Option and Incentive Plan (Performance Accelerated Vesting
         Schedule).
 **10.5  Form of Non-Qualified Stock Option Agreement for Independent Directors
         under the 1999 Stock Option and Incentive Plan.
 **10.6  CIRCOR International, Inc. Management Stock Purchase Plan.
 **10.7  Form of CIRCOR International, Inc. Supplemental Employee Retirement
         Plan.
  *10.8  Supply Agreement between Watts Industries, Inc. and CIRCOR
         International, Inc.
  *10.9  Trademark License Agreement between Watts Industries, Inc. and CIRCOR
         International, Inc.
 **10.10 Lease Agreement, dated as of February 14, 1999, between BY-PASS 85
         Associates, LLC and CIRCOR International, Inc.
   10.11 Trust Indenture from Village of Walden Industrial Development Agency to The First National Bank of Boston, as Trustee, dated June 1, 1994
         (incorporated by reference to Exhibit 10.14 of the Watts Industries,
         Inc. Annual Report on Form 10-K filed with the Securities and Exchange
         Commission on September 26, 1994 (File No. 0-14787).
   10.12 Loan Agreement between Hillsborough County Industrial Development
         Authority and Leslie Controls, Inc. dated July 1, 1994 (incorporated by reference to Exhibit 10.15 of the Watts Industries, Inc. Annual
         Report on Form 10-K filed with the Securities and Exchange Commission on September 26, 1994 (File No. 0-14787).
   10.13 Trust Indenture from Hillsborough County Industrial Development
         Authority to The First National Bank of Boston, as Trustee, dated July
         1, 1994 (incorporated by reference to Exhibit 10.17 of the Watts
         Industries, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 26, 1994 (File No. 0-14787).
 **10.14 Form of Indemnification Agreement between CIRCOR and each of its directors.
 **10.15 Executive Employment Agreement between CIRCOR, Inc. and David A.
         Bloss, Sr., dated as of September 16, 1999.

 EXHIBIT
 NUMBER                             DESCRIPTION
 ------                             -----------
 **10.16 Executive Employment Agreement between CIRCOR, Inc. and Cosmo S.
         Trapani, dated as of September 16, 1999.
  *21.1  List of subsidiaries of CIRCOR International, Inc.
 **27.1  Financial Data Schedule

--------
*  Filed herewith
** Previously filed